

Breakthroughs that change patients' lives

Proxy Statement for 2026 Annual Meeting of Shareholders

2025 Annual Report on Form 10-K[(1)]

(1) The 2025 Annual Report on Form 10-K is not included in this filing. The 2025 Annual Report on Form 10-K is included in Appendix A to the Notice of 2026 Annual Meeting and Proxy Statement being mailed to our shareholders beginning on or about March 12, 2026. The "Corporate and Shareholder Information" contained in the materials being mailed to our shareholders beginning on or about March 12, 2026, is not included in this filing.

Pfizer

2026 Strategic Priorities

- Maximize Value of Key Transactions
- Deliver on Critical R&D Milestones
- Invest to Maximize Post-2028 Growth
- Scale AI Across Our Business

Table of Contents

A Letter from Pfizer's Chairman and Chief Executive Officer i

A Message from Pfizer's Lead Independent Director iv

Notice of 2026 Annual Meeting and Proxy Statement vi

Our Business and Strategy 1

Item 1 — Election of Directors 6
- Criteria for Board Membership 6
- Selection of Candidates 6
- Director Independence 7
- Our 2026 Director Nominees 8

Governance 17
- Overview 17
  - Governance Materials Available on Our Website 17
  - The Board's Leadership Structure 17
  - The Board's Role in Risk Oversight 19
  - The Board's Role in Succession Planning 20
  - Evaluation of Board Effectiveness 21
- Board and Committee Information 21
- Governance Committee Report 24
- Regulatory and Compliance Committee Report 25
- Investor Outreach 26
- Public Policy Engagement and Political Participation 29
- Pfizer Policies on Business Conduct 31
- Other Governance Practices and Policies 32

Non-Employee Director Compensation 33
- 2025 Director Compensation Table 34

Securities Ownership 35
- Beneficial Owners 36
- Delinquent Section 16(a) Reports 36

Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm 37
- Audit and Non-Audit Fees 38

Audit Committee Report 39

Item 3 — Approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026 40
- Overview 41
- Share Reserve Information 42
- Usage of Shares Authorized for Grant 42
- Reasons for Seeking Shareholder Approval 43
- Additional Information About the Amended Plan 43
- Types of Awards 46
- U.S. Tax Treatment of Options and Awards 47

Item 4 — 2026 Advisory Approval of Executive Compensation 50
- 2025 Advisory Vote on Executive Compensation 50
- 2025 Pay-for-Performance 50
- 2026 Advisory Vote on Executive Compensation 51

Compensation Committee Report 52

Executive Compensation 53
- Compensation Discussion and Analysis 53
- Executive Summary 54
- SECTION 1 — Elements of Our Executive Compensation Program 62
- SECTION 2 — How We Determine Executive Compensation 68
- SECTION 3 — How We Evaluate Performance: 2025 Compensation Decisions 70
- SECTION 4 — Benefit Programs 74
- SECTION 5 — Other Compensation Programs and Policies 75
- Compensation Tables 78
- Financial Measures 99

Shareholder Proposal 100
- Item 5 — Adopt an Independent Chair Policy 100

Annual Meeting Information 103
- Annual Meeting 103
- Voting 104
- Proxy Materials 107
- Other Questions 108
- Other Business 108
- Submitting Proxy Proposals and Director Nominations for the 2027 Annual Meeting 109

Annex 1 - Pfizer Inc. 2019 Stock Plan, as amended April 2026 I

A Letter from Pfizer's Chairman and Chief Executive Officer



Dear Shareholders,

Pfizer made great strides in 2025 with a year of strong performance, disciplined execution and bold moves positioning us for future growth and lasting impact for patients around the world.

We delivered on our financial commitments, sharpened our strategy and strengthened the foundation for the years ahead. Guided by our purpose, we advanced science, accelerated innovation and helped patients gain access to medicines and vaccines they needed.

Our R&D pipeline is sharply focused on opportunities where we believe Pfizer's scientific leadership and robust capabilities can make the greatest difference. Last year, we made progress with high-priority internal programs and completed strategic deals, including the acquisition of Metsera, Inc. and our in-licensing agreements with 3SBio Inc., and YaoPharma Co., Ltd.

Our U.S. and International Commercial teams were outstanding in turning scientific progress into real-world outcomes. We strengthened our leadership for key products while also building trust with clinicians making treatment decisions and patients navigating care.

We're striving to increase our speed as we drive high-quality innovation to improve lives. 2025 was a year of progress, with improved productivity and margins made possible, in part, by simplifying and streamlining our business.

We also reached a voluntary agreement with the U.S. Government, supporting efforts to lower prescription drug costs and align prices with those in other developed countries. This removed uncertainties by providing greater clarity on pricing and a three-year grace period from certain U.S. tariffs.

2025 was a pivotal year for our performance, investments in our future and key strategic milestones. We are confident that we're positioning Pfizer for growth toward the end of the decade, continued impact for patients and long-term shareholder value.

PERFORMANCE

For full-year 2025 we reported total revenues of $62.6 billion compared with $63.6 billion the previous year, reflecting a year-over-year operational decline of 2%. Excluding contributions from our COVID-19 products, revenues grew 6% operationally[(1)]. With strong contributions across our product portfolio, our performance reinforced the effectiveness of a commercial approach that optimized resources to focus on key products and geographies. Additionally, cost reduction programs helped us expand our operating margin and improve operational efficiency. We made significant progress through year-end 2025 and our cost realignment program is expected to deliver total net cost savings of approximately $5.7 billion by the end of 2026. We realized approximately $600 million in net cost savings by year-end 2025 with the first phase of our manufacturing optimization program, which is on track to deliver approximately $1.5 billion in net cost savings by the end of 2027.

In 2025, we returned $9.8 billion to shareholders via our quarterly dividend and invested $10.4 billion in internal R&D and approximately $8.8 billion in business development transactions, primarily reflecting the Metsera acquisition and the 3SBio licensing deal. Our capital allocation strategy is designed to enhance long-term shareholder value with priorities that include maintaining and, over the long term, growing our dividend, reinvesting in the business and, in the future, the potential to make share repurchases after de-leveraging our balance sheet. We expect to continue to de-lever over the longer term in a prudent manner to maintain a balanced capital allocation strategy.

OUR INNOVATION ENGINE

Pfizer is dedicated to breakthrough medicines and vaccines that help people live better, longer lives. In 2025, we refocused our innovation engine by unifying our R&D organization and sharpening our strategy.

It was a very successful year of execution that produced high-quality results in key programs with the potential to create significant value for both patients and shareholders.

Oncology was a continued source of strength. Our progress included a series of potentially practice-changing data read-outs, regulatory approvals and multiple Phase 3 study starts.

We also reinvigorated Pfizer's presence in obesity with the acquisition of Metsera. We've already shared encouraging results for our ultra-long-acting GLP-1 receptor agonist and are moving quickly to execute an expansive Phase 3 program. The scale of our global clinical, manufacturing and commercial capabilities places us in a strong position to accelerate development of our portfolio as we work to bring potentially differentiated medicines to patients in the high-growth therapeutic area of obesity.

OUR MANUFACTURING ADVANTAGE

We've created one of the most advanced and expansive manufacturing and supply networks in the world – driven by speed, scale and science.

Among our global network, Pfizer has more manufacturing facilities in the United States than in any other single country. We have one of the largest U.S. internal pharmaceutical manufacturing networks with a total of 13 manufacturing and distribution facilities. Nearly 40% of our colleagues work in our global manufacturing and supply network, guiding the production of about 45 billion doses of more than 500 medicines and vaccines each year for approximately 200 countries and territories. This scale and expertise give us a differentiated ability to deliver when it matters most, whether for routine care or urgent global health challenges.

EXPANDING ACCESS

At Pfizer, we aspire for health and well-being for all through equitable access to medicines and vaccines across the United States and around the world.

We're proud of our longstanding partnerships with governments, non-governmental organizations (NGOs) and private-sector leaders to advance global health. In 2022, we launched *Accord for a Healthier World*, a groundbreaking initiative aiming to provide our entire portfolio of medicines and vaccines, for which we have global rights, to 45 lower-income countries on a not-for-profit basis. In 2025, we reached nearly 800,000 patients through the Accord – a fourfold increase from the previous year.

The Pfizer Foundation's Innovation Awards in Community Health program, in partnership with Direct Relief, is funding safety-net clinics to support vaccine education and access for vulnerable populations. Community health centers are remarkable and skilled leaders in implementing innovative approaches to infectious disease education, screening, testing and treatment.

SCALING AI IMPACT

We've made bold, strategic investments in digital transformation as we continually reimagine how medicines and vaccines are discovered, developed and delivered. Over the past several years, our teams have moved to shape future innovation with powerful artificial intelligence (AI) tools.

In R&D, our scientists face the difficult task of identifying the targets and molecules most likely to succeed. AI is helping to power this work across discovery, development, regulatory and medical. It's optimizing supply planning and manufacturing. In commercial, AI is helping colleagues work smarter with an AI-powered planning platform that helps us connect with healthcare providers at the right moment with the right information.

ACTIVELY ENGAGING WITH SHAREHOLDERS

In a year marked by policy environment volatility and uncertainty, industry transformation and significant strategic opportunities for our company, I've been grateful for the active engagement and exceptional expertise of our Board of Directors. Their steady counsel has been invaluable as we've navigated complex decisions about strategic capital deployment and competitive positioning in a biomedical innovation landscape that continues to evolve.

The breadth of experience around our boardroom table – spanning areas such as medicine and science, healthcare and pharma, finance and capital markets, technology, regulatory affairs and global commerce – has been a steady guide. We benefit from directors willing to challenge assumptions and ask hard questions that make us a stronger, more resilient company. After years of dedicated service, Dr. Susan Hockfield will retire from the Board and will not stand for re-election in 2026. We extend our gratitude to Dr. Hockfield for her service, valued insights from her scientific and industry expertise and unwavering commitment to Pfizer and our shareholders.

At times over the past year, certain Directors have joined our management team in supporting an active engagement program to remain connected with our shareholders. I'm proud that we've also developed innovative approaches, including our Pfizer Pflash series for investors intended to serve as educational deep dives into our pipeline, products and people. Each Pfizer Pflash spotlights a specific product, therapeutic area or growth initiative. We've received positive reactions that these sessions are valuable forums for our stakeholders to learn more about strategic initiatives and hear from our business leaders.

EXECUTING TODAY, BUILDING FOR TOMORROW

Our strategy is clear: invest and execute today as we build for future growth.

In 2025, we delivered strong results, advanced innovation and strengthened our foundation. With a sharpened R&D pipeline, leading commercial capabilities and a world-class manufacturing network, we've entered 2026 with a bold strategy and confidence that we're making progress toward creating lasting value for patients and our shareholders.

We have the right team, a clear strategy, and the support of valued stakeholders. Thank you for your continued partnership and trust as we continue to advance our purpose, *Breakthroughs that change patients' lives*.

Albert Bourla

Dr. Albert Bourla
Chairman and Chief Executive Officer

We encourage you to read our 2025 Annual Report on Form 10-K, which includes our audited consolidated financial statements as of and for the year ended December 31, 2025, and the sections captioned "Risk Factors" and "Forward-Looking Information and Factors that May Affect Future Results," for a description of the substantial risks and uncertainties related to the forward-looking statements included herein.

(1) Operational revenue performance excludes the impact of foreign exchange. For additional information on the company's operational revenue performance, see the "Our 2025 Performance – Total Revenues" and the "Analysis of the Consolidated Statements of Operations" sections in Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2025 Annual Report on Form 10-K.

A Message from Pfizer's Lead Independent Director



Dear Shareholders,

Thank you for your trust and investment in Pfizer. As the Lead Independent Director, I am honored to work alongside a dedicated and dynamic Board committed to overseeing Pfizer and representing your interests.

ACHIEVING MILESTONES

Throughout the course of 2025, the Board remained focused on overseeing Pfizer's strategic direction and prudent use of capital to enhance shareholder value. The company strengthened its leadership for certain key products and refocused its R&D and commercial operations. Pfizer also demonstrated strong cost discipline, exceeded its savings targets, and returned $9.8 billion to shareholders in cash dividends. In addition, the Board supported reinvestment in the business and the company's pursuit of complementary transactions, including the acquisition of Metsera, Inc. and our in-licensing agreements with 3SBio Inc. and YaoPharma Co., Ltd. We are proud of these significant strategic developments that we believe position Pfizer for potential future growth.

Furthermore, on behalf of Pfizer, our Chairman and CEO, Dr. Albert Bourla secured a voluntary agreement with the U.S. Government designed to make certain drug prices for U.S. patients more comparable with those in other developed countries, to provide clarity on the impact of certain U.S. tariffs, and to further the company's ability to expand investment in U.S.-based innovation and manufacturing.

BOARD REFRESHMENT AND COMMITMENT TO EFFECTIVENESS

The Board remains committed to maintaining best practices for Board effectiveness, including ongoing refreshment, seeking Directors who can help guide Pfizer through its continued transformation and long-term strategic focus. I am pleased to share that our two newest Directors, Cyrus Taraporevala and Tim Buckley, have seamlessly integrated into the Board and enriched our strategy discussions with their valuable insights.

We also routinely assess the effectiveness, composition, and oversight practices of the Board through an annual evaluation process for both the Board and its Committees. The Governance Committee has recently reviewed this overall evaluation approach and, for 2026, has decided to engage a third-party provider—a practice we periodically implement to further enhance our self-evaluation process.

RESPONSIVENESS TO SHAREHOLDERS

Shareholder engagement remained a priority in 2025. After strong executive compensation program support averaging 93.5% from 2015 through 2024, in 2025, our Say-on-Pay vote received 54.7% support, lower than historical levels. In response, we sought shareholder input on possible next steps, including improvements to our executive compensation program and disclosures. Compensation Committee Chair Jim Smith led discussions with several of Pfizer's largest investors, underscoring our commitment to engaging with shareholders and the importance we place on hearing shareholder perspectives firsthand. Further details on the Board's responses to our 2025 Say-on-Pay vote are provided in the Compensation Discussion and Analysis section of this Proxy Statement.

On a different note, I want to recognize and express our deep gratitude to Dr. Susan Hockfield, who has elected to retire from the Board effective April 2026 and will not seek re-election. Dr. Hockfield has been an invaluable member of the Board, bringing her distinguished expertise and thoughtful leadership to our deliberations. Her dedicated service, especially her significant contributions to the Regulatory and Compliance Committee, as well as the Science and Technology Committee, has helped shape Pfizer's strategic direction and uphold the highest standards of governance. On behalf of the entire Board, we extend our sincere appreciation for her commitment and years of exemplary service to Pfizer and its shareholders.

In closing, I am truly proud to serve on this Board, which benefits from a diverse and balanced mix of perspectives and expertise. I have full confidence in Pfizer's leadership and that the strategic actions taken this year position the company for a successful tomorrow.

On behalf of the Board, thank you for your continued support, interest, and investment in Pfizer. Your vote is important, so please take the time to read the Proxy Statement and cast your vote.

Mr. Shantanu Narayen
Lead Independent Director

Notice of 2026 Annual Meeting and Proxy Statement

Voting Your Shares. For information regarding how to vote your shares by telephone, by internet, by mail or at the virtual Annual Meeting, see "*Annual Meeting Information – Voting*" later in this Proxy Statement.

see "*Annual Meeting Information – Voting*" later in this Proxy Statement

Items of Business

1. To elect 12 members of the Board of Directors, each until our next Annual Meeting and until his or her successor has been duly elected and qualified.
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for 2026.
3. To approve the Pfizer Inc. 2019 Stock Plan, as amended April 2026.
4. To conduct an advisory vote to approve our executive compensation.
5. To consider one shareholder proposal, if properly presented at the Annual Meeting.
6. To transact any other business that properly comes before the Annual Meeting or any adjournment or postponement of the Meeting.

Materials to Review

This booklet contains our Notice of 2026 Annual Meeting and Proxy Statement. Our 2025 Annual Report on Form 10-K is included as Appendix A and is followed by certain Corporate and Shareholder Information. None of Appendix A or the Corporate and Shareholder Information on the back inside cover are a part of our proxy solicitation materials.

This Notice of 2026 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 12, 2026.

[signature]

Margaret M. Madden
Senior Vice President and Corporate Secretary, Chief Governance Counsel
March 12, 2026

MEETING TIME AND DATE

9:00 a.m., Eastern Daylight Time (EDT), on Thursday, April 23, 2026

VIRTUAL MEETING ONLY

The 2026 Annual Meeting will be held in a virtual meeting format only. To access the virtual Annual Meeting, please visit https://meetnow.global/PFE2026. We designed the format of the virtual Annual Meeting to ensure that our shareholders who attend the virtual Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting.

RECORD DATE

February 25, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 23, 2026.

This Notice of 2026 Annual Meeting and Proxy Statement and the 2025 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/Investors/Financials/Annual-Reports/default.aspx. Except as stated otherwise, information on our website is not considered part of this Proxy Statement.

Our Business and Strategy

Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world.

2025 Year in Review

Key Regulatory Approvals[1]	Key Positive Phase 3 Readouts	Key Pivotal Study Starts	Employees Globally
4	8	11	~75,000

Research & Development (R&D)	Business Development (BD)	Global Reach	Patients Reached
102	~$8.8B	~200	>448M
projects in our product pipeline as of February 3, 2026	invested in BD transactions, primarily reflecting the Metsera acquisition and the 3SBio in-licensing deal	countries and territories where we supply our products	patients reached worldwide with our medicines and vaccines in 2025[2]

Revenues	Shareholder Returns	R&D Savings	Internal R&D Investment
~$62.6B	$9.8B	~$500M	$10.4B
in 2025	to shareholders through cash dividends in 2025	achieved in 2025 (from our ongoing cost realignment program) expected to be reinvested in R&D programs by the end of 2026	invested in internal R&D projects

Unless indicated otherwise, the information contained in this summary is as of December 31, 2025.

(1) U.S. Food and Drug Administration/European Medicines Agency.

(2) The Patients Reached metric is calculated from Pfizer and third-party datasets. Figures may be limited given the coverage provided by external sources (e.g., calendar duration, geographic and product coverage) and are subject to change. Numbers are estimates and, in some cases, use global volume, daily dosage and number of treatment days to facilitate calculations. Methodologies to calculate estimates may vary by product type given the nature of the product and available data. Patients taking multiple Pfizer products may be counted as multiple patients towards total. Numbers include estimated patient counts from our *Accord for a Healthier World* program. Numbers do not include comprehensive estimated patient counts from Ex-U.S. Patient Support Programs. Historical estimates may periodically be subject to revision due to restatements in the underlying data source.

Strategy and Performance Overview

In 2025, we detailed four strategic priorities to guide execution and help drive performance. Below are highlights of certain of our achievements in 2025:

1 Improve Research & Development (R&D) productivity with sharpened focus	2 Expand margins and maximize operational efficiency	3 Achieve commercial excellence in our key categories	4 Optimize capital allocation
• Delivered strong pipeline performance with 4 key regulatory approvals; 8 key positive Phase 3 readouts; and 11 key pivotal study starts • Approximately 20 key pivotal study starts planned for 2026	• Expected to deliver total net cost savings of approximately $5.7 billion through 2026 from ongoing cost realignment program • Achieved approximately $500 million of R&D savings in 2025 from the ongoing cost realignment program; savings expected to be reinvested in R&D programs by the end of 2026	• Focused commercial execution delivered strong performance across key products including the Vyndaqel family, Eliquis, Padcev, Lorbrena, Abrysvo and Oncology biosimilars	• Invested $10.4 billion in internal R&D • Returned capital directly to shareholders through $9.8 billion of cash dividends • Invested approximately $8.8 billion in BD transactions, primarily reflecting the Metsera, Inc. (Metsera) acquisition and the 3SBio, Inc. (3SBio) in-licensing deal

2025 was an important year for Pfizer — one that strengthened our foundation and positions us for potential future growth. In pursuit of our purpose, we reached millions of patients around the world with our medicines and vaccines, continued to deliver on our financial commitments, executed against our four 2025 strategic priorities with focus and discipline, successfully resolved certain significant uncertainties facing our business, completed transformative strategic business development deals, and delivered strong pipeline performance.

Our solid financial performance in 2025 resulted from our continued focus on execution of our strategic priorities. We built on leadership positions within our commercial portfolio, received several key approvals, simplified and boosted R&D productivity with digital tools, and prioritized and advanced our pipeline in areas where Pfizer is well positioned to help address unmet patient needs, all while being disciplined in strengthening our financial foundation.

We executed on significant strategic milestones, including the acquisition of Metsera, a clinical-stage biopharmaceutical company accelerating the next generation of medicines for obesity and cardiometabolic diseases, and entered into a collaboration and in-license agreement with YaoPharma Co., Ltd (YaoPharma) for the development, manufacturing and commercialization of an oral GLP-1. Pfizer now has a robust and diverse pipeline portfolio in one of the most impactful therapeutic areas where we believe we can become a leader in the next generation of therapies for obesity and associated comorbidities. In addition, we continued to realize the potential of the Seagen acquisition and progressed the pipeline, while also licensing a promising investigational cancer immunotherapy from 3SBio that further strengthened our robust oncology pipeline. Following the close of these strategic transactions, we moved expeditiously to begin Phase 3 studies with select candidates to advance these potential breakthroughs for patients.

In addition, our commitment to equitable access and affordability continued, marked by our voluntary agreement with the U.S. Government that addressed the call for lowering prescription drug costs and aligning prices with those in other developed countries. With this agreement, Pfizer can continue to focus on delivering the next generation of therapies, sharpening its focus in the areas where the company's science, scale and agility can potentially make the biggest difference for patients in areas like oncology, obesity, vaccines, and inflammation and immunology.

Looking ahead, we believe Pfizer is in a strong position for 2026 and beyond. We are working to enhance shareholder value with our 2026 strategic priorities:

- Maximize value of key transactions;
- Deliver on critical R&D milestones;
- Invest to maximize post-2028 growth; and
- Scale AI across our business.

ADVANCING OUR R&D PIPELINE

As of February 3, 2026, we had the following number of projects in various stages of R&D:

Phase 1	Phase 2	Phase 3	Registration	Total
38	30	32	2	102
Experimental products tested for first time in human clinical trials	Trials focused on product's effectiveness, ideal dosage and delivery method	Randomized trials to test results of earlier trials on larger populations to analyze risks and benefits	Applications filed with appropriate regulatory authorities when trial results warrant	

By the end of 2025, Pfizer achieved an end-to-end success rate of 8 percent — from first in human (FIH) to approval at a new molecular entity (NME) level. We are focusing our efforts in therapeutic areas where we believe we are equipped to make the biggest impact on patients' lives.

Clinical Trial Success Rates* (NMEs only)	Phase 1 (3-year avg.)	Phase 2 (5-year avg.)	Phase 3/Registration (5-year avg.)	End-to-End Success Rate
Pfizer[(1)] (through 2025)	24%	58%	56%	8%
Industry[(2)] (through 2024)	32%	32%	69%	7%

* The analysis includes only studies involving NMEs.

(1) Success rates for Phase 1 are based on a 3-year rolling average (2023-2025); rates for Phase 2 and Phase 3/Registration represent a 5-year rolling average (2021-2025).

(2) Success rates are based on a 5-year rolling average for Phase 2 and Phase 3 studies, and a 3-year rolling average for Phase 1 studies, with the cut-off for the analysis ending on fiscal year-end 2024, which is the most recent information available. The "industry" in this analysis was based on the Pharmaceutical Benchmarking Forum's participant companies: AbbVie Inc.; Astellas Pharma, Inc; Bayer AG; Bristol-Myers Squibb Company; Eli Lilly and Company; Gilead Sciences, Inc.; Johnson & Johnson; Merck & Co., Inc.; Novartis AG; Pfizer Inc.; Roche Holding AG, Sanofi and Takeda Pharmaceutical Company Limited.

OUR DIVIDENDS AND TOTAL SHAREHOLDER RETURN (TSR)

Below is a summary of Pfizer's dividends and TSR through 2025. In December 2025, the Board approved a quarterly cash dividend on the company's common stock of $0.43 per share for the first-quarter 2026 dividend, marking the 349th consecutive dividend payment paid by Pfizer, underscoring the company's continued commitment to returning capital to our shareholders.

Dividends		Total Shareholder Return		
Total Quarterly Dividends Paid	Capital Returned to Shareholders (cash dividends)	One-year TSR	Three-year TSR	Five-year TSR
+2.4%	$9.8B	0.7%	(42.2%)	(13.6%)
Increase from 2024	In 2025	Year-End 2025	Year-End 2025	Year-End 2025

THE BOARD'S OVERSIGHT OF STRATEGY

The Board and its Committees play a crucial role in overseeing our corporate strategy, including significant business and organizational initiatives, capital allocation priorities and potential value-enhancing business development opportunities (including acquisitions, licenses, collaborations and divestitures) intended to support our strategy. In addition, Board Committees oversee the aspects of our strategy associated with their respective areas of responsibility.

The Board engages in robust discussions regarding our corporate strategy at every meeting and, at least annually, receives a formal update on the company's short- and long-term objectives, including the company's operating plan, long-term corporate strategic plan and competitive landscape.

To effectively oversee our corporate strategy, the Board leverages the Directors' deep and complementary expertise across key skills and experiences that are relevant to Pfizer's strategy — including expertise in business, finance and operations, as well as industry-specific experience in science, medicine and healthcare.

During 2025, the Board's oversight of Pfizer's short- and long-term strategy included discussions regarding Pfizer's:

- Voluntary agreement with the U.S. Government designed to make certain drug prices for U.S. patients more comparable to those in other developed countries, to provide clarity on the impact of certain tariffs, and to further the company's ability to expand investment in U.S.-based innovation and manufacturing;
- Balanced capital allocation strategy, which focused on reinvesting capital into initiatives intended to enhance the future growth prospects of the company, strengthening the company's balance sheet, and maintaining Pfizer's dividend;
- Enterprise-wide cost realignment program, as well as the Manufacturing Optimization Program;
- R&D and pipeline progress, which focused on delivering the next wave of pipeline innovation;
- Focused U.S. and International commercial execution and the company's efforts to build on leadership positions within our commercial portfolio;
- Business development activity, including: (i) the acquisition of Metsera, a clinical-stage biopharmaceutical company accelerating the next generation of medicines for obesity and cardiometabolic diseases; and (ii) an exclusive global, ex-China, in-licensing agreement with 3SBio, for the development, manufacturing and commercialization of SSGJ-707 (now referred to as PF'4404), a bispecific antibody targeting PD-1 and vascular endothelial growth factor; and
- Efforts to leverage innovation in China.

RESPONSIBLE BUSINESS PRACTICES

Pfizer's commitment to responsible business practices is rooted in our purpose, as we strive to serve patients and communities with innovation and sustainable approaches to discovering, developing and bringing medicines and vaccines to market. This commitment is overseen by our Board, primarily through the Governance Committee, which is responsible for oversight of our responsible business growth strategy and reporting. The Committee receives regular updates from management on Pfizer's progress. Pfizer's annual Impact Report includes further information on our approach to responsible business growth.

The Board Committees oversee specific elements of our responsible business growth strategy and practices associated with their respective areas of responsibility:

Board Oversight of Responsible Business Practices

Governance Committee	Compensation Committee	Audit Committee	Regulatory and Compliance Committee
• Responsible business growth strategy and reporting • Human capital management and succession planning (in collaboration with the Compensation Committee) • Political and lobbying activities • Climate change program • Reputational risk factors • Board composition	• Executive compensation program, and approval of compensation of our executive officers • Human capital management and succession planning (in collaboration with the Governance Committee)	• Enterprise Risk Management (ERM) program • Information security and technology risks • Company culture (compliance-related concerns, workplace behavior, harassment and retaliation)	• Compliance program • Ethics and integrity, including company culture • Product quality and safety • Quality and compliance governance framework and risk management • Healthcare-related regulatory and compliance risks in connection with the development, manufacturing, supply and marketing of products and risk mitigation efforts

OUR CULTURE

The Board also recognizes the critical importance and value of Pfizer's employees and the need to build and sustain a culture where employees of all abilities and experiences contribute their unique viewpoints and perspectives to all aspects of the business. Management establishes and reinforces the company's culture, which the Board and its Committees oversee. We continue to execute a merit-based talent approach, focusing on identifying internal and external candidates with the right qualifications and ensuring they are considered for the opportunities based on their skills, abilities, and performance. Our leaders set the tone for the company, embracing accountability and transparency, while promoting a vibrant culture in which employees are free to speak up and are encouraged to share views and raise concerns without fear of retaliation.

Item 1
Election of Directors

Twelve members of our Board are standing for re-election. In an uncontested Director election, the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles (Principles) contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast "for" his or her election at the Annual Meeting. Each nominee elected as a Director will continue in office until our next Annual Meeting and until his or her successor has been duly elected and qualified, or until a Director's earlier death, resignation, removal or retirement. While we expect each nominee to be able to serve if elected, if any nominee is not able to serve, the persons appointed by the Board and named as proxies in the proxy materials or, if applicable, their substitutes (the Proxy Committee), may vote their proxies for substitute nominees, unless the Board chooses to reduce the number of Directors. Dr. Susan Hockfield will retire from the Board and her committee roles in April 2026.

Criteria for Board Membership

GENERAL CRITERIA

- Proven integrity and independence, with a record of substantial achievement in an area of relevance to Pfizer
- Ability and sufficient time, energy and attention to make a meaningful contribution to the Board's advising, counseling and oversight roles
- Prior or current leadership experience with major complex organizations, including within the scientific, government service, educational, finance, marketing, technology or not-for-profit sectors, with some members of the Board being widely recognized as leaders in the fields of medicine or biological sciences
- Commitment to enhancing Pfizer's long-term growth
- Broad experience, diverse perspectives, and the ability to exercise sound judgment, and a judicious and critical temperament that will enable objective appraisal of management's plans and programs
- Knowledge and skills in areas of importance to the company, taking into consideration candidates who will contribute to the Board's overall effectiveness.

The Board and each Committee conduct annual evaluations to help ensure that each of its members individually, and the Board as a whole, continue to meet the criteria for Board membership. Based on these activities and their review of the current composition of the Board, in December 2025, the Governance Committee and the Board determined that the criteria for Board membership have been satisfied, and in February 2026, the Board nominated the existing Directors, other than Dr. Hockfield, who is retiring effective as of the 2026 Annual Meeting, as the slate of Director nominees for election in April 2026.

Selection of Candidates

DIRECTOR SKILLS CONSIDERATIONS AND COMMITMENT TO A RANGE OF PERSPECTIVES

In recruiting and selecting Director candidates, the Governance Committee considers the size of the Board, the Board's current composition and the skills matrix. This matrix guides the Committee in determining whether a particular Board member or candidate possesses one or more of the requisite skills, as well as whether those skills and/or other attributes qualify him or her for service on a particular committee. The Committee also considers a range of additional factors, including other positions the Director or candidate holds; other boards on which he or she serves; the results of the Board and Committee evaluations; each Director's and candidate's projected retirement date; each Director's and candidate's demonstrated ability and sufficient time, energy and attention to make a meaningful contribution; each Director's independence; each Director's attendance; and the company's current and future business needs, particularly in light of the company's evolving strategic priorities. Our Principles include information regarding our policy on Director service on other public company boards.

Pursuant to its charter, the Governance Committee of the Board is responsible for considering a broad range of candidates to fill positions on the Board. Pfizer's Principles provide that Directors should be selected to ensure the Board's composition reflects members possessing a broad range of backgrounds and perspectives, as well as knowledge and skills in areas of importance to the company, taking into consideration candidates who will contribute to the Board's overall effectiveness.

PROCESS FOR SELECTING DIRECTOR NOMINEES

During 2025, the Governance Committee conducted a needs assessment, identified and reviewed Director candidates and followed the robust process below, as applicable, to review potential nominees. Based on the outcome of the assessment and in light of the Board's current composition, including the additions of Messrs. Taraporevala and Buckley to the Board in 2024, the Board did not elect any new Directors during 2025.

1 Needs Assessment	2 Candidate Identification	3 Screening	4 Nomination and Onboarding
Define skills and criteria based on: • Gaps to fill due to Board turnover/ succession planning • Current and future business needs • Results of Board evaluation • Management team priorities	Identify candidates through: • Board member recommendations • Executive Leadership Team (ELT) recommendations • Search agencies and recruiters • Shareholders	Review of qualifications: • Skills matrix • Integrity and independence requirements • Past experience and perspectives • Other positions the candidate holds or has held • A broad range of skills, experiences and perspectives Committee members and, as appropriate, other Board members and management interview qualified candidates.	Select Director nominees best suited to serve the interests of the company and its shareholders. Following election, all new independent Directors undergo a comprehensive onboarding process, which includes: • Meetings with members of the ELT and other senior leaders; • Site visits; and • An in-depth review of a broad set of materials that provide information on the company and Board-related matters.

Director Independence

Our Board of Directors has adopted Director Qualification Standards (Standards) to evaluate and determine Director independence. Our Standards meet, and in some respects exceed, the independence requirements of the New York Stock Exchange (NYSE). To qualify as independent under our Standards, a non-employee Director must have no material relationship with Pfizer other than as a Director. The Standards include additional strict guidelines for Directors and their immediate families and can be found on our website at:
https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

Under our Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- the Director is an employee, or an immediate family member of the Director is an executive officer, of another company that does business with Pfizer, and our annual sales to, or purchases from, the other company in each of the last three fiscal years amounted to less than 1% of the annual revenues of the other company;
- the Director, or an immediate family member of the Director, is an executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company; and
- contributions to not-for-profit entities in which a Director, or a Director's spouse, serves as an executive officer, which amount to less than 2% of that organization's latest publicly available total revenues (or $1 million, whichever is greater).

Drs. Hockfield* and Littman, Mr. Echevarria and former Director Dr. Hobbs are employed at medical, scientific or academic institutions with which Pfizer engages in ordinary-course business transactions. Mr. Narayen is the chief executive officer of Adobe Inc., a company with which Pfizer engages in ordinary-course business transactions. Dr. Gottlieb is a Senior Fellow of the American Enterprise Institute (AEI). In 2025, Pfizer made a payment to AEI related to a corporate sponsorship. We reviewed our transactions with and payments to each of these entities and found that these transactions/payments were made in the ordinary course of business and were below the levels set forth in our Standards.

* In April 2026, Dr. Hockfield will retire from the Board and as a member of the Regulatory and Compliance and Science and Technology Committees.

Independence Assessment. Together with Pfizer's legal counsel, the Governance Committee reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities were also made available to the Committee. On the basis of these reviews, the Committee delivered a report to the full Board of Directors, and the Board made its independence determinations based upon the Committee's report and the supporting information.

The Board has determined that all of our current Directors (other than Dr. Albert Bourla) are independent of the company and its management and meet Pfizer's criteria for independence. The independent Directors are Drs. Susan Desmond-Hellmann, Scott Gottlieb, Susan Hockfield and Dan R. Littman; Ms. Suzanne Nora Johnson; and Messrs. Ronald E. Blaylock, Mortimer J. Buckley, Joseph J. Echevarria, Shantanu Narayen, James Quincey, James C. Smith and Cyrus Taraporevala. In addition, the Board previously determined that former Director Dr. Helen H. Hobbs was independent.

Our 2026 Director Nominees

The Governance Committee and the Board believe that each nominee for Director brings a strong and unique set of perspectives, experiences and skills to Pfizer that creates an effective and well-functioning Board.

Name	Age (1)	Independent	Director Since	Audit	Compensation	Governance	Regulatory and Compliance	Science and Technology	Other Public Boards
Ronald E. Blaylock	66	✓	2017	●	●				1
Albert Bourla, DVM, Ph.D. Chairman and CEO	64		2018						–
Mortimer J. Buckley	56	✓	2024	●		●			1
Susan Desmond-Hellmann, MD, M.P.H.	68	✓	2020			●		Chair	–
Joseph J. Echevarria	69	✓	2015	●		Chair			2
Scott Gottlieb, MD	53	✓	2019				Chair	●	3
Dan R. Littman, MD, Ph.D.	73	✓	2018			●	●	●	–
Shantanu Narayen Lead Independent Director	62	✓	2013						1
Suzanne Nora Johnson	68	✓	2007	Chair			●		1
James Quincey	61	✓	2020		●				1
James C. Smith	66	✓	2014	●	Chair				–
Cyrus Taraporevala	59	✓	2024	●	●				1

(1) Age as of the date of the 2026 Annual Meeting.

DIRECTOR NOMINEE KEY SKILLS AND EXPERIENCE

Key Skills and Experience	Ronald E. Blaylock	Albert Bourla	Mortimer J. Buckley	Susan Desmond-Hellmann	Joseph J. Echevarria	Scott Gottlieb	Dan R. Littman	Shantanu Narayen	Suzanne Nora Johnson	James Quincey	James C. Smith	Cyrus Taraporevala
Business Leadership & Operations Experience serving in a senior leadership role, and demonstrated leadership experience in core management areas such as strategic and operational planning provides valuable practical understanding of complex organizations	•	•	•	•	•			•	•	•	•	•
International Business Leadership experience in organizations that operate across diverse and dynamic political systems, economic conditions, and regulatory environments provides valuable perspectives for oversight of the risks and opportunities within Pfizer's extensive global business operations		•	•		•			•	•	•	•	•
Medicine & Science Knowledge of relevant sciences and experience as a healthcare provider provides a deep understanding of Pfizer's key therapeutic areas and an appreciation for our purpose to deliver breakthroughs that change patients' lives		•		•		•	•					
Healthcare & Pharma Experience as an executive and/or in an operational role at a pharmaceutical or biotechnology focused organization or company provides a deep understanding of Pfizer's business and key strategic and operational considerations		•		•		•	•		•			
Finance & Accounting Expertise in finance, capital markets, mergers and acquisitions, investment management and financial reporting processes enables Directors to effectively monitor and assess Pfizer's operating and strategic performance and capital allocation decisions, and oversee accurate financial reporting and robust controls	•		•		•			•	•	•	•	•
Risk Management Experience identifying, managing and mitigating key strategic and operational risks promotes effective oversight of Pfizer's risks and opportunities and contributes to effective oversight of strategy in a variety of operating environments	•		•		•			•	•		•	•
Academia Experience in a leadership or senior advisory position at a scientific, research or academic institution provides deep technical subject matter expertise related to the complexities of Pfizer's R&D pipeline				•			•					
Human Capital Management Experience with human capital management responsibilities provides valuable perspectives relating to oversight of succession planning, talent development and Pfizer's executive compensation program		•	•					•		•	•	•
Government & Public Policy Understanding of the complex regulatory and governmental environment in which Pfizer operates supports Board oversight of the company's long-term strategy by incorporating current and potential changes in public policy and regulation		•			•	•						
Technology & Cybersecurity Experience understanding and overseeing information technology, including artificial intelligence and cybersecurity matters, is critical to mitigating risks to our business, and to Board oversight of Pfizer's actions to address innovation and competitiveness in a rapidly evolving technological age			•	•		•		•		•		

Skill	Directors
Business Leadership & Operations	10/12
International Business	8/12
Medicine & Science	4/12
Healthcare & Pharma	5/12
Finance & Accounting	8/12
Risk Management	7/12
Academia	2/12
Human Capital Management	6/12
Government & Public Policy	3/12
Technology & Cybersecurity	5/12

DIRECTOR NOMINEE ATTRIBUTES

Attributes(1)		Ronald E. Blaylock	Albert Bourla	Mortimer J. Buckley	Susan Desmond-Hellmann	Joseph J. Echevarria	Scott Gottlieb	Dan R. Littman	Shantanu Narayen	Suzanne Nora Johnson	James Quincey	James C. Smith	Cyrus Taraporevala
Gender	Female				•					•			
	Male	•	•	•		•	•	•	•		•	•	•
Race/Ethnicity	Asian								•				•
	Black	•											
	Latino					•							
	White		•	•	•		•	•		•	•	•	

(1) Attributes are self-identified.

Gender


2
Women
17%
Women
10
Men

Race/Ethnicity


4
Asian/
Black/
Latino
33%
Ethnically
Diverse
8
White

Board Tenure


2
0-5 Years
4
10+ Years
9 yrs.
Avg. Tenure
6
6-10 Years

Your Board of Directors unanimously recommends a vote **"FOR"** the election of each of these nominees as Director.

Director Nominees



Age: 66

Director Since: 2017

Board Committees:
Audit and Compensation

Key Skills:
Business Leadership & Operations
Finance & Accounting
Risk Management

Other Current Public Boards:
W.R. Berkley Corporation

Ronald E. Blaylock

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Risk Management:
Mr. Blaylock's extensive experience in private equity and investment banking brings business leadership, financial expertise and risk management skills to the Board. In addition, Mr. Blaylock's service on the compensation committees of other public companies enables him to bring valuable insights to Pfizer's Board and Compensation Committee.

Finance & Accounting:
Mr. Blaylock's significant financial background, including as the founder and managing partner of GenNx360 Capital Partners and the founder of Blaylock & Company, brings substantial financial expertise and a unique perspective to the Board on issues of importance relating to finance.

BACKGROUND

Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market since 2006. Prior to launching GenNx360 Capital Partners, founded and managed Blaylock & Company, an investment banking firm. Held senior management positions at UBS, PaineWebber Group and Citicorp.

Director of W.R. Berkley Corporation, an insurance holding company. Former Director of CarMax, Inc. (from 2007 to 2025), Advantage Solutions Inc. (from 2019 to 2022) and Urban One, Inc. (from 2002 until 2019). Member of the Board of Trustees of Carnegie Hall. Member of the Board of Overseers of New York University Stern School of Business. Board Member of the Mental Health Coalition.



Chairman and CEO

Age: 64

Director Since: 2018

Key Skills:
Business Leadership & Operations
Healthcare & Pharma
International Business
Medicine & Science
Human Capital Management
Government & Public Policy

Other Current Public Boards:
None

Albert Bourla, DVM, Ph.D.

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Healthcare & Pharma/International Business/Human Capital Management/Government & Public Policy:
Dr. Bourla has over 30 years of leadership experience and a demonstrated track record for delivering strong business results. Dr. Bourla has deep knowledge of the global healthcare industry and the regulatory environment as he has held a number of senior global positions across a range of businesses in five different countries (including eight different cities) over the course of his career, which enables him to provide important insights and perspectives to our Board on the company's commercial, strategic, manufacturing and global product development functions. As Chairman and CEO, Dr. Bourla provides an essential link between management and the Board regarding management's business perspectives. In addition, his experience on the Board of Pharmaceutical Research and Manufacturers of America (PhRMA) enables him to bring a broad perspective on public policy and other issues facing our industry.

Medicine & Science:
Dr. Bourla brings expertise in medicine and science to the Board through his distinguished career at Pfizer. Since joining Pfizer in 1993, Dr. Bourla has served in various leadership positions with increasing responsibility within Pfizer's former Animal Health and global commercial organizations. In addition, he is a Doctor of Veterinary Medicine and holds a Ph.D. in the Biotechnology of Reproduction from the Veterinary School of Aristotle University.

BACKGROUND

Chairman of the Board of Pfizer since January 2020; Chief Executive Officer of Pfizer since January 2019; Chief Operating Officer of Pfizer from January 2018 until December 2018; Group President, Pfizer Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business of Pfizer from February 2016 until June 2016 (responsible for Vaccines, Oncology and Consumer Healthcare from 2014). President and General Manager of Established Products Business Unit of Pfizer from 2010 until 2013.

Member of the Board of PhRMA and Chair of the Board of The Pfizer Foundation, which promotes access to quality healthcare. Co-Chair of the Board of Directors of the Partnership for New York City and Member of the Board of Catalyst.



Age: 56

Director Since: 2024

Board Committees:
Audit and Governance

Key Skills:
Business Leadership & Operations

Finance & Accounting

International Business

Risk Management

Human Capital Management

Technology & Cybersecurity

Other Current Public Boards:
The Boeing Company

Mortimer J. Buckley

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Finance & Accounting/International Business/Risk Management/ Human Capital Management:
Mr. Buckley's extensive experience as Chairman and Chief Executive Officer, Chief Investment Officer, and Chief Information Officer of The Vanguard Group, Inc. (Vanguard) has equipped him with invaluable expertise in financial markets, business leadership, capital allocation, regulation, talent management, technology, and operations. His background enables him to bring a unique investor and asset management perspective to the Board, which is an asset for Pfizer and our shareholders.

Technology & Cybersecurity:
Throughout his tenure at Vanguard, he spearheaded significant digital agendas, built out cybersecurity, and drove the innovative use of new technologies.

BACKGROUND

Chairman and Chief Executive Officer of Vanguard from 2018 to 2024. Previously, held a number of senior leadership positions at Vanguard, including Vanguard's Chief Investment Officer from 2013 to 2017, overseeing the company's managed stock, bond and money market portfolios as well as its investment research and methodology, and Chief Information Officer from 2001 to 2006. In addition, led Vanguard's Personal Investor division from 2006 to 2012. Served as Chairman of the Board of Children's Hospital of Philadelphia from 2011 to 2017. Director of The Boeing Company.



Age: 68

Director Since: 2020

Board Committees:
Governance and Science and Technology (Chair)

Key Skills:
Business Leadership & Operations

Healthcare & Pharma

Medicine & Science

Academia

Technology & Cybersecurity

Other Current Public Boards:
None

Susan Desmond-Hellmann, MD, M.P.H.

KEY SKILLS & EXPERIENCE

Business Leadership & Operations:
Dr. Desmond-Hellmann brings strong leadership, expertise in business operations and global perspectives to the Board through her experiences as former Chief Executive Officer of the Bill & Melinda Gates Foundation, where she oversaw the creation of the Gates Medical Research Institute (GMRI), as former President of Product Development at Genentech and as Chancellor of the University of California, San Francisco (UCSF).

Medicine & Science/Healthcare & Pharma/Academia:
Dr. Desmond-Hellmann's background reflects significant achievements in medicine, healthcare and academia. She brings expertise in medicine and science from her leadership roles in product development and clinical cancer research. Through her experiences at a biotechnology company and at a pharmaceutical institute, she brings healthcare and pharma industry expertise. In addition, she has significant achievements in academia through her service as a distinguished professor at UCSF. Pfizer and the Board benefit from her depth of experience and expertise in medicine, healthcare and academia.

Technology & Cybersecurity:
Dr. Desmond-Hellmann brings an expertise in technology and innovation from her previous experiences at Genentech and as a director on other public company boards, including Meta, as well as her experiences as a Director of OpenAI.

BACKGROUND

Board member of OpenAI, Stand Up To Cancer and the Integrated Genomics Institute. Senior Advisor at Lazard, Inc. in the Healthcare Group. Senior Advisor at GV (formerly Google Ventures), a venture capital firm investing in life science and health technologies. CEO of the Bill & Melinda Gates Foundation, a private foundation committed to enhancing global healthcare, reducing extreme poverty and expanding educational opportunities, from 2014 to 2020. Served as the first female, and ninth overall, Chancellor of UCSF from 2009 to 2014 and remains an Adjunct Professor at UCSF. Former member of the President's Council of Advisors on Science and Technology. From 1995 through 2009, employed at Genentech where she served as President of Product Development from 2005 to 2009, overseeing pre-clinical and clinical development, business development and product portfolio management. Prior to Genentech, Associate Director, Clinical Cancer Research at Bristol-Myers Squibb Pharmaceutical Research Institute. Director of: (i) Meta from 2013 to 2019; and (ii) Procter & Gamble from 2010 to 2017. Received the Hockfield Cancer Research Prize (2023).



Age: 69

Director Since: 2015

Board Committees:

Audit and Governance (Chair)

Key Skills:

Business Leadership & Operations

Finance & Accounting

International Business

Risk Management

Government & Public Policy

Other Current Public Boards:

The Bank of New York Mellon Corporation and Unum Group

Joseph J. Echevarria

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/International Business/Risk Management:

Mr. Echevarria's 36-year career at Deloitte and his current role as President and CEO of the University of Miami (UM) bring financial expertise and international business, leadership and operational and risk management skills to the Board.

Finance & Accounting:

Mr. Echevarria's financial acumen, including his significant audit experience, expertise in accounting issues and service on the audit committees of other public companies, is an asset to Pfizer's Board and Audit Committee.

Government & Public Policy:

Pfizer also benefits from Mr. Echevarria's breadth and diversity of experience, which includes his former public service on President Obama's Export Council.

BACKGROUND

President and CEO of UM since October 2024. Served as the CEO of Deloitte LLP, a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, served in various leadership roles, including Deputy Managing Partner, Southeast Region, Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer.

Served as CEO of UHealth of UM from 2022 until 2024, and served as Trustee of UM since 2011. Serves as Chair Emeritus of former President Obama's My Brother's Keeper Alliance and as an advisor to the Obama Foundation. Director of The Bank of New York Mellon Corporation and Unum Group, a provider of financial protection benefits. Former Director of Xerox Holdings Corporation from 2017 until 2023. Former member of the Presidential Commission on Election Administration.



Age: 53

Director Since: 2019

Board Committees:

Regulatory and Compliance (Chair) and Science and Technology

Key Skills:

Healthcare & Pharma

Medicine & Science

Government & Public Policy

Technology & Cybersecurity

Other Current Public Boards:

Illumina, Inc., Tempus AI, Inc. and UnitedHealth Group Inc.

Scott Gottlieb, MD

KEY SKILLS & EXPERIENCE

Healthcare & Pharma/Medicine & Science/Government & Public Policy

Dr. Gottlieb brings significant expertise in health care, public policy and the biopharmaceutical industry to Pfizer's Board and the Regulatory and Compliance and Science and Technology Committees. Through his work as a physician and his tenure at the U.S. Food and Drug Administration (FDA), Dr. Gottlieb has demonstrated an understanding of patient needs, the public policy environment and the rapidly changing dynamics of biopharmaceutical research and development.

Technology & Cybersecurity:

Dr. Gottlieb brings an expertise in technology and innovation from his experiences on the boards of directors of Tempus AI, Inc., an artificial intelligence-enabled precision medicine company, and Xaira Therapeutics, Inc., a private, AI-focused biotechnology company launched in 2024.

BACKGROUND

Partner, New Enterprise Associates, Inc.'s Healthcare Investment Team and Senior Fellow of the American Enterprise Institute since 2019. Served as the 23rd Commissioner of the FDA from 2017 to 2019. Prior to serving as Commissioner of the FDA, held several roles in the public and private sectors, including serving as a Venture Partner to New Enterprise Associates, Inc. from 2007 to 2017.

Director of UnitedHealth Group Inc., Illumina, Inc. and Tempus AI, Inc. Director of Comanche Biopharma, a private maternal medicine biopharmaceutical company, and Xaira Therapeutics, Inc. Board Member of National Resilience, Inc. Scientific Advisory Board Member of CellCarta. Member of the National Academy of Medicine and a contributor to the financial news network CNBC.



Age: 73

Director Since: 2018

Board Committees:
Governance, Regulatory and Compliance and Science and Technology

Key Skills:
Healthcare & Pharma

Medicine & Science

Academia

Other Current Public Boards:
None

Dan R. Littman, MD, Ph.D.

KEY SKILLS & EXPERIENCE

Healthcare & Pharma/Medicine & Science/Academia:
Dr. Littman's background reflects significant achievements in medicine, healthcare and academia. He has served as a faculty member at the NYU Langone Medical Center for more than 25 years and is a renowned immunologist and molecular biologist. Pfizer benefits from his experience, expertise, achievements and recognition in both medicine and science. In addition, his experiences as a member of the National Academy of the Sciences and the National Academy of Medicine enable him to bring a broad perspective of the scientific and medical community to the Board.

BACKGROUND

Helen L. and Martin S. Kimmel Professor of Molecular Immunology, Department of Pathology at NYU Grossman School of Medicine (NYU Grossman). Professor, Department of Microbiology at NYU Grossman since 1995 and Investigator, Howard Hughes Medical Institute, since 1987. Professor of Microbiology and Immunology at the University of California, San Francisco from 1985 to 1995. Member of the National Academy of the Sciences and the National Academy of Medicine. Fellow of the American Academy of Arts and Sciences and the American Academy of Microbiology. Scientific co-founder and Advisory Board Member of Vedanta Biosciences and Immunai, Inc. Member of Scientific Advisory Boards at the Cancer Research Institute, the Broad Institute, IMIDomics, Scleroderma Research Foundation, Sonoma Biotherapeutics, Whitehead Institute of Massachusetts Institute of Technology (MIT) Board of Advising Scientists, NILO Therapeutics, Inc. and the Ragon Institute of Mass General Brigham (MGH), MIT and Harvard. Member of the Scientific Steering Committee of Parker Institute of Cancer Immunotherapy. Awarded the New York City Mayor's Award for Excellence in Science and Technology (2004), the Ross Prize in Molecular Medicine (2013), the Vilcek Prize in Biomedical Science (2016), and the William B. Coley Award for Distinguished Research in Basic and Tumor Immunology (2016).



Lead Independent Director

Age: 62

Director Since: 2013

Key Skills:
Business Leadership & Operations

Finance & Accounting

International Business

Human Capital Management

Risk Management

Technology & Cybersecurity

Other Current Public Boards:
Adobe Inc.

Shantanu Narayen

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Finance & Accounting/International Business/Human Capital Management:
Mr. Narayen's experience as Chair and CEO of Adobe Inc. (Adobe) brings strong leadership and human capital management skills to the Board, and his past roles in worldwide product development provide valuable global operations experience. He also serves as a member and Vice Chairman of US-India Strategic Partnership Forum. Through his experiences as a director on another public board, he provides a broad perspective on issues facing public companies and governance matters.

Risk Management/Technology & Cybersecurity:
Pfizer benefits from Mr. Narayen's extensive knowledge in technology, product innovation and leadership in the digital marketing category through his experience in the technology industry. In addition, his deep knowledge and understanding of business risks through his leadership at a global technology company provide further insight and perspective to the Board.

BACKGROUND

Chair since 2017 and Chief Executive Officer since 2007 of Adobe, one of the largest and most diversified software companies in the world. President of Adobe until December 2021. Prior to his appointment as CEO, held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development.

Vice Chairman of US-India Strategic Partnership Forum. Consistently named one of the world's best CEOs by Barron's magazine and, in 2020, ranked as a Fortune "Businessperson of the Year."



Age: 68

Director Since: 2007

Board Committees:
Audit (Chair) and Regulatory and Compliance

Key Skills:
Business Leadership & Operations
Finance & Accounting
Healthcare & Pharma
International Business
Risk Management

Other Current Public Boards:
Intuit Inc.

Suzanne Nora Johnson

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/International Business/Risk Management:
Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs Group, Inc. (Goldman Sachs), provide valuable business experience and critical insights into the roles of the law and finance when evaluating strategic transactions.

Finance & Accounting:
Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting, capital markets and risk management.

Healthcare & Pharma:
Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and investing, as well as her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution and Wellcome LEAP) and healthcare policy (The Brookings Institution) provide touchstones of public opinion and exposure to diverse, global points of view.

BACKGROUND

Retired Vice Chairman, Goldman Sachs, since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care.

Board Chair of Intuit Inc.; Co-Chair, Board of Trustees of The Brookings Institution; Chair of the Board of Trustees of the University of Southern California; and Chair, Investment Committee of the American Academy of Arts and Sciences. Director of American International Group, Inc. from 2008 to 2020 and Visa, Inc. from 2007 to 2022.



Age: 61

Director Since: 2020

Board Committees:
Compensation

Key Skills:
Business Leadership & Operations
Finance & Accounting
International Business
Human Capital Management
Technology & Cybersecurity

Other Current Public Boards:
The Coca-Cola Company

James Quincey*

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Finance & Accounting/International Business/Human Capital Management:
Mr. Quincey's experience as Chairman and CEO of The Coca-Cola Company brings strong business and leadership and human capital management skills, including extensive experience in leading business operations in international markets, such as Latin America and Europe, to the Board. He also brings a high level of marketing and financial experience acquired through his various leadership positions at The Coca-Cola Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.

Technology & Cybersecurity:
Mr. Quincey also brings expertise in information technology to Pfizer's Board. In his leadership position at The Coca-Cola Company, he is responsible for the company's information technology function.

BACKGROUND

Chairman and Chief Executive Officer of The Coca-Cola Company, a total beverage company with products sold in more than 200 countries and territories. Appointed Chairman of the Board in 2019 and CEO in 2017. Prior to his appointment as CEO in 2017, held various leadership roles at The Coca-Cola Company, including President and Chief Operating Officer from 2015 to 2017, President of the Europe Group, President of the Northwest Europe and Nordics business unit and President of the Mexico division. Director of US-China Business Council and Catalyst.

* Effective March, 31, 2026, Mr. Quincey will step down as CEO of The Coca-Cola Company and will continue as Executive Chairman of the Board.



Age: 66

Director Since: 2014

Board Committees:
Audit and Compensation (Chair)

Key Skills:
Business Leadership & Operations

Finance & Accounting

International Business

Human Capital Management

Risk Management

Other Current Public Boards:
None

James C. Smith

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Finance & Accounting/International Business/Human Capital Management/Risk Management:
Through Mr. Smith's experience as former President and CEO of Thomson Reuters Corporation (Thomson Reuters) he brings valuable leadership, finance, international business, risk management and human capital management skills to our Board. Pfizer benefits from Mr. Smith's organizational expertise and leadership experience, developed through numerous senior management roles and on notable merger and acquisition activities, including the acquisition and subsequent integration of two of the information industry's preeminent firms, as well as his strong operational and international expertise. Mr. Smith's previous experience leading global Human Resources for The Thomson Corporation informs his strong advocacy for culture and talent development.

BACKGROUND

Chairman of the Thomson Reuters Foundation, a London-based charity supported by Thomson Reuters. President and Chief Executive Officer of Thomson Reuters, a provider of intelligent information for businesses and professionals from 2012 through March 2020, its Chief Operating Officer from September 2011 to December 2011, and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation in 2008, served as Chief Operating Officer of Thomson Corporation and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group. Director of Refinitiv, a privately held global provider of financial market data and infrastructure, until its acquisition by the London Stock Exchange Group in January 2021. Vice Chair of the Board of Governors of Marshall University. Member of the Board of Trustees of the Brookings Institution. Director of Thomson Reuters from 2012 until 2020.



Age: 59

Director Since: 2024

Board Committees:
Audit and Compensation

Key Skills:
Business Leadership & Operations

Finance & Accounting

International Business

Risk Management

Human Capital Management

Other Current Public Boards:
Shell plc

Cyrus Taraporevala

KEY SKILLS & EXPERIENCE

Business Leadership & Operations/Finance & Accounting/International Business/Risk Management/ Human Capital Management:
Mr. Taraporevala's extensive experience as President and CEO of State Street Global Advisors has endowed him with exceptional executive leadership skills in investment management, with a focus on both active and index strategies. His expertise in capital markets and long-term value creation strategies further strengthens his contributions to the Board. He brings robust business management, operations and leadership skills, including a wealth of experience in leading global business operations. Mr. Taraporevala's leadership experience from prominent investment firms and his extensive financial expertise gained through various high-level positions at major financial institutions add tremendous value to the Board. Furthermore, his insights into matters such as sustainability provide a valuable perspective on the long-term challenges and opportunities facing public companies.

BACKGROUND

President and Chief Executive Officer of State Street Global Advisors from 2017 until 2022. Previously, held a variety of senior leadership roles at State Street Global Advisors, including responsibility for leading the global institutional client, product and marketing teams. Prior to joining State Street Advisors, held numerous leadership roles in asset management including at Fidelity Investments, The Bank of New York Mellon Corporation, Legg Mason Inc., and Citigroup Inc. Spent 14 years at McKinsey & Company, the management consulting firm. Director of Shell plc. Also serves as a Director of Bridgepoint Group plc, a London-based international alternative asset fund management group. Member of the Board of Trustees of two not-for-profit organizations: GBH, a public media broadcaster, and The Trustees of Reservations, a Massachusetts-based land conservation organization.

Governance

Overview

We are committed to maintaining and enhancing our history of excellence in governance, which promotes our shareholders' long-term interests, strengthens Board and management accountability, and helps support our standing as a trusted corporate citizen.

GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

Our corporate governance policies and procedures are reviewed at least annually by the Governance Committee and the full Board. We update them periodically in response to changing regulatory requirements, evolving practices and trends, issues raised by our shareholders and other stakeholders, and otherwise as circumstances warrant. You can view our Principles, policies and other corporate governance materials on our website at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx and https://www.pfizer.com/about/responsibility/compliance/code-of-conduct. Website references and their hyperlinks have been provided throughout this Proxy Statement for convenience only. The content on any referenced websites is not a part of our proxy solicitation materials.

THE BOARD'S LEADERSHIP STRUCTURE

Given the dynamic and competitive environment in which we operate, the Board believes that its optimal leadership structure may vary as circumstances warrant. Our Principles provide the Board with flexibility to determine its optimal model for independent Board leadership at any given time. The Board does not favor any specific leadership structure. The independent Directors evaluate the Board's leadership structure at least annually. During its review, the Governance Committee considers the company's current operating environment, global market practices and investors' perspectives. When and if the positions of Chairman and CEO are combined, or the Chairman is not an independent Board member, the independent Directors will elect a Lead Independent Director (LID) with a clearly defined role and responsibilities. Please see the Charter of the Lead Independent Director available at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

2025 ANNUAL REVIEW OF LEADERSHIP STRUCTURE

In December 2025, following a thorough review by the Governance Committee, the independent Directors evaluated the Board's leadership structure taking into consideration the company's performance under the current operating and governance environment and investor feedback. The Committee, with input from the other independent Directors, determined that it would be in the best interest of the company and its shareholders for Dr. Bourla, Pfizer's CEO, to continue serving as Chairman of the Board in 2026 because he demonstrates the leadership and vision necessary to lead the Board. His deep scientific, industry and regulatory expertise, along with his extensive company knowledge enables him to effectively lead the Board and execute company strategies. Dr. Bourla's leadership capabilities and business acumen, developed over his more than 30 years of experience, was instrumental as the company executed on its four strategic priorities. In 2025, under Dr. Bourla's leadership as Chairman and CEO, the company, among other things: (i) reached a voluntary agreement with the U.S. Government designed to make certain drug prices for U.S. patients more comparable with those in other developed countries, to provide clarity on the impact of certain tariffs, and to further the company's ability to expand investment in U.S.-based innovation and manufacturing; (ii) acquired Metsera, a clinical-stage biopharmaceutical company focused on accelerating the next generation of medicines for obesity and cardiometabolic diseases; and (iii) advanced its ongoing cost realignment program.

The independent Directors also determined to re-elect Mr. Shantanu Narayen as Lead Independent Director in 2026. Mr. Narayen has served as our Lead Independent Director since the 2018 Annual Meeting of Shareholders. Upon becoming Lead Independent Director, Mr. Narayen also became an ex-officio member of each of the Board's Committees. During Mr. Narayen's nearly eight years as Pfizer's Lead Independent Director, he has consistently demonstrated strong leadership skills and risk oversight abilities in addition to deep expertise in technology and innovative product development. The independent Directors are confident in Mr. Narayen's ability to continue to serve as Lead Independent Director. His strong independent leadership, global leadership experience, and commitment to the Board make him well-suited for this independent leadership role.

Our Board leadership structure is further strengthened by:

- **the strong, independent oversight exercised by our Board**, composed entirely of independent Directors other than Dr. Bourla, and its key Committees;
- **the independent leadership provided by Pfizer's Lead Independent Director**, who has robust, well-defined responsibilities under a Board-approved charter; and
- **Board and Committee processes and procedures that provide substantial independent oversight of our CEO's performance**, including regular executive sessions of the independent Directors (which take place at every Board meeting and are led by our Lead Independent Director), an annual evaluation of our CEO's performance against predetermined goals, as well as an assessment of the CEO's interactions with the Board in his role as Chairman.

Each Board leadership role has a clear mandate, significant authority and well-defined responsibilities. These responsibilities and authority include the following:

CHAIRMAN OF THE BOARD

Role on Board of Directors

- Call and lead meetings of the Board
- Coordinate with management on the Board meeting planning process and review of Board and Committee meeting agendas and materials
- Confer with the LID (if the Chairman is also the CEO) in feedback sessions following each Board meeting
- Participate in Committee meetings, as appropriate
- Conduct the Annual Meeting of Shareholders
- Assist in screening candidates being considered by the Governance Committee for membership on the company's Board of Directors
- Lead certain executive sessions of the Board

Advice and Counsel to ELT/Management

- Meet regularly with the ELT and other members of management (and the CEO, if the Chairman is not also the CEO) to advise across a wide range of issues facing the business
- Engage in strategic planning guidance and conduct additional calls or meetings between scheduled meetings with Directors to provide timely advice and counsel
- Serve as representative of Pfizer, in the capacity of Chairman and CEO (if applicable) for select stakeholder engagements, as requested by the CEO (if applicable), generally focusing on policies that impact the pharmaceutical industry globally and healthcare delivery domestically; represent biopharmaceutical industry interests in global conferences

LEAD INDEPENDENT DIRECTOR

- Lead Board meetings when the Chairman is not present
- Call and lead executive sessions of the independent Directors
- Serve as an ex-officio member of each Committee and regularly attend meetings of the various Committees
- Call meetings of the independent Directors
- Lead the independent Directors' evaluation of the Chairman and CEO's effectiveness, including assessing his ability to provide leadership and direction to the full Board
- Serve as liaison between the independent Directors and the Chairman and CEO
- Approve information sent to the Board, including the quality, quantity and timeliness of such information
- Contribute to the development of and approve meeting agendas
- Facilitate the Board's approval of the number and frequency of Board meetings and approve meeting schedules to ensure sufficient time for discussion of all agenda items
- Authorize the retention of outside advisors and consultants who report directly to the Board
- Keep apprised of inquiries from shareholders and involved in correspondence responding to those inquiries, when appropriate
- If requested by shareholders or other stakeholders, ensure that he/she is available, when appropriate, for consultation and direct communication

THE BOARD'S ROLE IN RISK OVERSIGHT

The Board believes that its leadership structure and the Enterprise Risk Management (ERM) program support the effective risk oversight function of the Board. Management is responsible for assessing and managing risk, including through the ERM program, subject to oversight by the Board. The ERM program provides a framework for risk identification and management. Each risk is prioritized and assigned to a member or members, as appropriate, of our ELT, the company's senior-most leadership and decision-making management body.

THE BOARD

The Board considers significant enterprise risk topics, including, among others: risks associated with our strategic plan, our capital structure, our R&D and business development activities, drug pricing, access and reimbursement, manufacturing and supply, cybersecurity and AI, our responsible business growth strategy, culture and human capital management, pipeline and portfolio strategy and the geopolitical landscape. In addition, it receives regular reports from members of our ELT that include discussions of the risks involved in their respective areas of responsibility. The Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

The Board is kept informed of its Committees' risk oversight and other activities through reports by the Committee Chairs to the full Board. These reports are presented at every regular Board meeting.

AUDIT COMMITTEE

The Audit Committee has primary responsibility for overseeing Pfizer's ERM program. Pfizer's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program in coordination with the Legal Division and helps ensure that ERM is integrated into our strategic and operating planning process.

The Committee meets throughout the year, with agendas that include discussions of individual risk areas, including areas posing potential reputational risk to Pfizer, as well as an annual summary of the ERM program. As part of the ERM discussions, the Committee reviews and receives information and briefings concerning, among other things, risks to Pfizer associated with drug pricing, access and reimbursement, as appropriate.

The Committee also oversees the company's information security (including cybersecurity) and technology risk management programs, which are fully integrated into the overall ERM program. As appropriate, the Committee receives briefings concerning Pfizer's information security and technology risks and risk management practices, which are led by Pfizer's Chief Information Security Officer.

REGULATORY AND COMPLIANCE COMMITTEE

The Regulatory and Compliance Committee is responsible for reviewing and overseeing Pfizer's ethics & compliance program, including evaluating its effectiveness. The Committee reviews and receives information and briefings about current and emerging compliance and quality risks and regulatory, enforcement and other external factors that may affect our business operations, risk management, performance, or strategy, as we innovate to deliver on our purpose and advance public health.

The Committee's primary responsibilities include overseeing Pfizer's healthcare law compliance and quality risk management, its culture of integrity, and the status of compliance with applicable laws, regulations and internal procedures.

Periodically, the Regulatory and Compliance Committee and the Audit Committee hold joint sessions to discuss risks relevant to both Committees' areas of risk oversight, including an annual discussion of the ERM program.

OTHER BOARD COMMITTEES

The Board's other Committees oversee risks associated with their respective areas of responsibility.

For example:

- The Compensation Committee considers the risks associated with our compensation policies and practices for both executive compensation and compensation generally.
- The Governance Committee considers risks relating to the company's:
  - responsible business growth strategy and reporting;
  - human capital management;
  - lobbying priorities and activities;
  - political spending; and
  - potential reputational risk factors.
- The Science and Technology Committee evaluates the soundness/risks associated with our technologies.
  - In addition, the Science and Technology Committee monitors progress of the company's R&D pipeline.

THE BOARD'S ROLE IN SUCCESSION PLANNING

Management Succession Planning

Succession planning for Pfizer's senior management positions helps ensure continuity of leadership and is critical to the company's success. The Board is responsible for succession planning for the CEO and certain other senior management positions, and discusses succession planning regularly in executive sessions. To assist the Board, the CEO annually provides the Board with an assessment of potential successors to the CEO role, as well as to certain senior management positions. When appropriate, the Board will meet with these individuals.

In addition, the Governance Committee reviews the succession plans relating to positions held by elected corporate officers with the CEO and will make recommendations to the Board with respect to potential successors to fill these roles, as appropriate.

Board Succession Planning and Refreshment

The Governance Committee is responsible for Board succession planning. During its self-evaluation process, the Committee considers the Board's size, skills matrix, upcoming retirements and our strategic priorities. In performing this function, it recruits and recommends Director nominees on an ongoing basis. The Board does not support automatic annual re-nomination.

The Board's self-evaluation process, retirement policy and term limit are important inputs for continuing service and ensuring ongoing refreshment. Non-employee Directors are not nominated after their 73rd birthday unless they have under 15 years of service, allowing up to a 15-year term. The Governance Committee can recommend waivers if deemed in the best interests of the company. Our retirement policy is designed to maintain continuity of key skills and expertise on the Board that are critical to its oversight of the company.

EVALUATION OF BOARD EFFECTIVENESS

The Board is committed to continuous improvement and uses annual evaluations to evaluate performance and improve effectiveness.

2025 Evaluation Process

FEBRUARY **Board & Committee Evaluation**	The Governance Committee initiates, conducts and oversees the process, which, in 2025, utilized self-evaluation questionnaires to conduct Board and Committee evaluations, which focused on a variety of topics, including Board and Committee leadership.
APRIL **Presentation of Board Evaluation Results**	The results of the Board evaluation were reported to the full Board by the Chair of the Governance Committee at the April Board Meeting and were discussed in executive session.
JUNE **Presentation of Committee Evaluation Results**	The results of the each Committee evaluation were reported to each Committee at its June Meeting by the Chair of the Committee and were discussed in executive session.
OCTOBER **Evaluation of Existing Process**	The Governance Committee reviewed the effectiveness of the overall evaluation process and considered whether, for 2026, to: • utilize a self-evaluation questionnaire; • incorporate individual Director evaluations into the process; or • conduct the evaluation through an external third-party provider. After reviewing and discussing the comprehensive feedback provided by the Board and Committees' self-evaluations, the Governance Committee determined it would use a third-party provider to conduct the 2026 Board and Committee evaluations. The Committee believes that periodic use of a third-party provider enhances the self-evaluation process.

Board and Committee Information

During 2025, the Board met seven times. Each of our Directors attended 75% or more of the total meetings of the Board and the Committees on which he or she served. In accordance with our Principles, all Directors attended our 2025 Annual Meeting.

COMMITTEE REFRESHMENT

The Board, upon recommendation from the Governance Committee, reviews and determines the composition of the Committees and appoints the Committee Chairs. Through periodic committee refreshment, we balance the benefits derived from continuity and depth of experience with those gained from fresh perspectives and enhancing our Directors' understanding of different aspects of our business. No changes to Committee compositions occurred in 2025 other than the election of Dr. Desmond-Hellman as Chair of the Science and Technology Committee and to reflect the retirement of Dr. Hobbs.

BOARD COMMITTEES



Additional Committee Members:

Ronald E. Blaylock
Mortimer J. Buckley
Joseph J. Echevarria
James C. Smith
Cyrus Taraporevala

All Members are Independent and Financially Literate

All Members qualify as "Audit Committee Financial Experts" as defined by the Securities and Exchange Commission

Meetings Held in 2025: 9

The Audit Committee

Chair: Suzanne Nora Johnson

The Committee's primary responsibilities include:

- the appointment, compensation, retention and oversight of our independent registered public accounting firm (the firm);
- reviewing and discussing with the firm, Internal Audit and management, the adequacy and effectiveness of internal control over financial reporting;
- reviewing and consulting with management, Internal Audit and the firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied;
- reviewing reports from management relating to the status of compliance with laws, regulations and internal procedures and policies;
- reviewing and approving, based on discussion with the Chief Financial Officer, the appointment, replacement or dismissal of the Chief Internal Auditor and reviewing, with the Chief Financial Officer, the performance of the Chief Internal Auditor; and
- overseeing the company's ERM program, and reviewing and discussing with management the company's policies with respect to risk assessment and risk management, including with respect to information security and technology risks (including cybersecurity).

The Committee has established policies and procedures for the pre-approval of all services provided by the firm. It also has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by Pfizer regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee, as well as the Audit Committee Report, may be found in "*Item 2 — Ratification of Selection of Independent Registered Public Accounting Firm*" on page 37.

The Audit Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.



Additional Committee Members:

Ronald E. Blaylock
James Quincey
Cyrus Taraporevala

All Members are Independent

All Members are "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934

Meetings Held in 2025: 6

The Compensation Committee

Chair: James C. Smith

The Committee reviews and approves the company's overall compensation philosophy and oversees the administration of our executive compensation and benefit programs, policies and practices. Its responsibilities also include:

- establishing and monitoring performance against short-term and long-term incentive (LTI) plan goals, and approving the short-term incentive plan pool performance and LTI plan goals, and LTI awards;
- establishing objectives for the CEO and reviewing the goals approved by the CEO for our executive officers, including the Named Executive Officers (NEOs), as well as evaluating the performance and setting compensation for the CEO and reviewing and approving the compensation of the ELT;
- reviewing and assessing annually, potential risks to the company from its compensation program and related policies;
- evaluating the efficacy of the company's compensation policy and strategy to ensure fairness of pay practices to employees; and
- collaborating with the Governance Committee on responsibilities delegated by the Board relating to human capital management.

The Committee has the authority to delegate any of its responsibilities to another committee, officer and/or subcommittee, as the Committee may deem appropriate in its sole discretion, subject to applicable law, rules, regulations and NYSE listing standards.

The Compensation Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.

Compensation Committee Interlocks and Insider Participation. During 2025 and as of the date of this Proxy Statement, none of the members of the Committee was or is an officer or employee of Pfizer, and no executive officer of the company served or serves on the compensation committee or board of any company that employed or employs any member of Pfizer's Compensation Committee or Board of Directors.



Additional Committee Members:

Mortimer J. Buckley
Susan Desmond-Hellmann, MD, M.P.H.
Dan R. Littman, MD, Ph.D.

All Members are Independent

Meetings Held in 2025: 5

The Governance Committee

Chair: Joseph J. Echevarria

The Committee oversees the practices, policies and procedures of the Board and its committees. Its responsibilities include:

- recommending and recruiting Director candidates so that the Board's composition reflects a mix of backgrounds, professional experiences, skills and perspectives;
- overseeing the evaluations of the Board and its Committees;
- reviewing our Principles and Director Qualification Standards;
- overseeing the company's responsible business growth strategy and reporting and maintaining an informed status on political spending and lobbying priorities and activities; and
- overseeing the company's policies and practices related to human capital management.

The Governance Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.



Additional Committee Members:

Susan Hockfield, Ph.D.
Dan R. Littman, MD, Ph.D.
Suzanne Nora Johnson

All Members are Independent

Meetings Held in 2025: 4

The Regulatory and Compliance Committee

Chair: Scott Gottlieb, MD

The Committee's primary responsibilities include:

- assisting the Board with overseeing quality and compliance risk management in areas of healthcare compliance across the company's core functions; and
- reviewing and overseeing the company's ethics & compliance program and related activities through review of reports and information from management, legal counsel and third parties covering: (i) the effectiveness of the compliance program; (ii) proactive quality and compliance risk management; and (iii) significant regulatory and compliance healthcare-related matters.

The Committee makes recommendations to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, extinguished or recouped.

The Regulatory and Compliance Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.



Additional Committee Members:

Scott Gottlieb, MD
Susan Hockfield, Ph.D.
Dan R. Littman, MD, Ph.D.

All Members are Independent

Meetings Held in 2025: 5

The Science and Technology Committee

Chair: Susan Desmond-Hellmann, MD, M.P.H.

The Committee is responsible for periodically examining management's strategic direction of and investment in the company's biopharmaceutical R&D and technology initiatives. Its responsibilities include:

- monitoring progress of Pfizer's R&D pipeline;
- evaluating the quality, direction and competitiveness of the company's R&D programs; and
- reviewing Pfizer's approach to acquiring and maintaining key scientific technologies and capabilities.

The Committee also identifies and evaluates emerging issues, assesses the performance of R&D leaders, and evaluates the sufficiency of review by external scientific experts.

The Science and Technology Committee is governed by a Board-approved Charter which is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/Board-Committees--Charters/.

Governance Committee Report

The following are examples of our oversight activities in 2025 and early 2026 and how we worked to achieve the Board's objectives to maintain and enhance Pfizer's record of excellence in corporate governance:

Board Leadership Structure: In late 2025, we worked with the independent Directors to conduct a thorough annual review of the Board's leadership structure, including Dr. Bourla's performance as Chairman and Mr. Narayen's performance as Lead Independent Director. For 2026, the independent Directors unanimously determined to maintain the current leadership structure, with Dr. Bourla as Chairman and CEO, and Mr. Narayen as Lead Independent Director.

Board and Committee Matters: We assessed the Directors' qualifications for serving on various Committees and their independence. We reviewed, among other factors, Director service on other boards and other commitments held by Directors. As a result, we determined that all Directors are in compliance with the company's Principles and have sufficient time, energy, and attention to effectively serve on our Board. Additionally, the Committee reviewed and, where appropriate, recommended changes to certain of our governance documents. We also reviewed the non-employee Director compensation program, in consultation with Meridian Compensation Partners, LLC, and recommended no changes to the level of compensation provided to non-employee Directors. We approved a minor, technical amendment to the Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors to facilitate reporting obligations under Section 16 of the Securities Exchange Act of 1934.

Onboarding of New Directors: Messrs. Buckley and Taraporevala continued their comprehensive onboarding process throughout the year. This process involved a series of meetings with members of the ELT and other senior leaders, as well as site visits, designed to ensure that the new Directors were well-acquainted with the company's strategic priorities, culture, and operations. These interactions facilitated a smooth transition and integration onto the Board, enabling the new Directors to effectively contribute to the Board's discussions and decision making.

Board Succession Planning: Aligned with feedback received during the 2025 Board evaluation process, ongoing efforts were made to strengthen Board succession planning. Although the Board did not elect any new Directors during 2025, it undertook a thorough review to identify and assess potential Director candidates, utilizing a skills matrix to evaluate current and future needs. A comprehensive needs assessment was conducted, and a broad range of candidates was considered, drawing on recommendations from the Chairman and CEO, independent Directors, management, external advisors, and other resources. We remain committed to ensuring that the Board's composition reflects members possessing a broad range of backgrounds and perspectives.

Responsible Business Growth Strategy: Throughout the year, we engaged with management to review and discuss the company's responsible business growth strategy, priorities and progress, as well as changes and potential regulatory developments as a result of the evolving external environment in the U.S. and internationally.

Public Policy/Corporate Political Spending/Lobbying Activities: Under our Charter, we are informed of company issues related to public policy, including political spending policies and practices. In addition, management provided regular updates to the Committee on the political landscape, and the company's work on legislative and regulatory policies, including the benefits and risks derived from our association with certain trade and other organizations.

Legislative and Regulatory Developments: We continued to monitor and evaluate corporate governance and executive compensation developments, including SEC rules and NYSE listing standards through reports provided by management.

Shareholder Engagement: We reviewed shareholder and stakeholder communications at each of our meetings and were informed of shareholder feedback received during Pfizer's year-round investor outreach, which included the participation of the Chair of the Compensation Committee, Mr. Smith, when appropriate. The Committee was also kept apprised of all shareholder proposals received and discussions with the proponents.

THE GOVERNANCE COMMITTEE

Joseph J. Echevarria, Chair
Mortimer J. Buckley
Susan Desmond-Hellmann, MD, M.P.H.
Dan R. Littman, MD, Ph.D.

Regulatory and Compliance Committee Report

The Committee assists the Board with the oversight of healthcare-related regulatory and compliance risk management. Under the terms of its Charter, the Committee receives reports regarding the company's ethics & compliance program, for which management has primary responsibility.

In 2025, we received reports and discussed with management, including the Chief Legal Officer, the Chief Compliance Officer and the Chief Risk Officer, significant healthcare-related regulatory and compliance risks and related compliance program initiatives, functions and risk management.

Among the matters considered were:

- management of potential healthcare regulatory and compliance risks relating to the development, manufacture, supply and commercialization of Pfizer products, including related to the integration of acquired companies, and efforts to mitigate those risks;
- certain compliance- and quality-related matters, government and internal investigations, regulatory actions, and significant regulatory communications and other legal proceedings;
- results of internal audits conducted in areas within the Committee's oversight;
- updates on the company's quality and compliance governance framework and risk management; and
- Pfizer's culture of integrity and our policies supporting speak-up, open-door and anti-retaliation, and the tone set by leaders throughout the organization.

In our activities, we considered potential risks and steps Pfizer has taken to mitigate risk in areas within our oversight.

THE REGULATORY AND COMPLIANCE COMMITTEE

Scott Gottlieb, MD, Chair
Susan Hockfield, Ph.D.
Dan R. Littman, MD, Ph.D.
Suzanne Nora Johnson

Investor Outreach

OUR GOVERNANCE ENGAGEMENT PROCESS

Spring	Summer	Fall	Winter
Engage in discussions regarding proxy voting items with institutional investors	Discuss proxy voting season results and investor feedback with the Board to determine appropriate next steps, if any	Solicit feedback from a variety of investors representing approximately 50% of shares outstanding and proxy advisors	Share feedback received from investors with the Governance Committee and discuss shareholder proposals submitted for the upcoming annual meeting
	Keep apprised of governance trends and best practices through our leadership in and active participation with various industry organizations		Consider feedback and any potential enhancements that are related to investor perspectives

OUR INTEGRATED APPROACH TO INVESTOR OUTREACH

Throughout the year, Pfizer actively seeks opportunities to engage with current and prospective investors, industry analysts and other stakeholders in order to gather their perspectives on the company. These conversations range from normal course activities led by Pfizer's Investor Relations team to discussions dedicated to shareholder proposals and other proxy voting items, corporate governance, executive compensation, responsible business practices and related topics led by Pfizer's Corporate Governance team. This integrated approach considers the broad nature of our passive and active institutional investor base. The company values the dialogue with investors and the variety of perspectives and insights received, which is shared regularly with the Governance Committee.

During the 2025 proxy season, the company actively engaged with the proponents of shareholder proposals, listened to their concerns, and worked collaboratively to try to reach mutual agreements to address them. After filing the 2025 Proxy Statement, Pfizer invited its 100 largest institutional investors, representing approximately 46% of the company's outstanding shares, to engage in discussions regarding the proxy voting items. Out of these invitations, we held meetings with investors representing approximately 26% of the company's shares outstanding. The discussions during most of these engagements focused on Say-on-Pay and the August 2024 modifications to certain long-term incentive awards. Mr. Smith, Chair of the Compensation Committee, led a portion of these discussions with certain of our largest investors, representing approximately 25% of the company's shares outstanding, so that he could hear their feedback and discuss any executive compensation-related concerns, including those related to the modifications to certain long-term incentive awards.

During the 2025 fall engagement season, the company extended invitations to its 50 largest institutional investors, as well as some smaller institutional investors, representing approximately 44% of the company's outstanding shares, to engage in governance-focused discussions. Out of these invitations, we held meetings with investors representing approximately 30% of the company's outstanding shares. Additionally, Pfizer sought input from proxy advisory firms to gain their perspectives about our governance practices and to share investor feedback we received during our outreach meetings. While Pfizer's Corporate Governance team generally leads governance-focused conversations, because of the ongoing focus on executive compensation and the results of the 2025 Say-on-Pay proposal, Mr. Smith led executive compensation-related discussions with several of the company's largest investors, representing approximately 21% of shares outstanding.

When warranted, certain subject matter experts also participated in these discussions and addressed specific topics of interest, such as access to medicines and responsible business practices.

At each of its meetings, the Governance Committee discusses and reviews shareholder and stakeholder feedback. This valuable feedback meaningfully informs our governance and oversight practices and we regularly share it with the Board.

Summary of Certain 2025 Shareholder Discussions

Our robust investor engagement program is designed to foster collaboration and incorporate multiple perspectives, which enriches our understanding of investor and other stakeholder interests and motivations. This approach also helps to inform and evolve our governance and oversight practices. Our meeting agendas in 2025 encompassed various subjects, such as business updates, the Board's composition, executive compensation, and sustainable business practices and risks. Highlights of these discussions follow.

Executive Compensation: At the 2025 Annual Meeting of Shareholders, the Say-on-Pay proposal received 54.7% support, which was considerably lower than the historical average support of 93.5% (for the period from 2015 through 2024). In response, the company actively sought feedback from investors. As detailed in the 2025 Proxy Statement, in 2024, to promote employee retention, the Compensation Committee provided eligible employees with the opportunity to elect to accept modifications to certain outstanding long-term incentive awards. The modifications, among other changes, extended the performance and vesting period for certain long-term incentive awards by two years to strengthen alignment with the company's long-term performance goals (the LTI modifications). While most of the shareholders with whom we engaged broadly supported the overall structure of our executive compensation program, the majority of those investors who did not support the 2025 Say-On-Pay proposal identified the LTI modifications as their primary concern as changes to "in-flight LTI awards" conflicted with their established voting policies. A few investors also noted a potential misalignment between pay and performance relative to their models. Investors who supported the proposal generally felt that the company's disclosures provided clear insight into the Compensation Committee's thought processes and rationale for the one-time modification. This feedback, in combination with historically high support for our Say-on-Pay proposals, was a clear indication that, since the LTI modifications were a one-time event due to unique circumstances, most investors did not see a need to make changes to the existing executive compensation program in response to the vote results. However, certain shareholders recommended that the company share a summary of the post-proxy season investor feedback and actions taken in the 2026 Proxy Statement to provide transparency about our communication with shareholders.

Additionally, several investors expressed a desire for greater transparency in the company's disclosures, particularly regarding the annual short-term incentive goal setting process, including the use of cash flow as a metric, and the use of three one-year performance periods for the Performance Share Awards (PSAs).

Action taken: Feedback was shared with the Compensation Committee and the Governance Committee. With respect to the LTI modifications, the Compensation Committee has confirmed that it does not intend to take similar action in the future. Regarding the request for greater transparency, we have included enhanced disclosure on the annual incentive goal setting process, with a focus on how the cash flow from operations goal is determined, as well as additional detail on the Compensation Committee's rationale for selecting the PSA metrics and its conclusion that these are appropriate measures of performance. Additionally, to address the potential pay for performance misalignment, the Compensation Committee adjusted the mix of long-term incentive awards for the NEOs to increase the percentage of grant value delivered as PSAs. Please see the "*Compensation Discussion and Analysis*" section for a more detailed summary of investor feedback and actions taken.

Board of Directors: Investors expressed interest in the composition of the Board of Directors and inquired about the skills and expertise the Board may prioritize when seeking future Director candidates. Specifically, investors asked whether the Board is actively recruiting Directors with expertise in AI, as well as inquired about plans to further increase gender diversity among Board members. Additionally, investors were interested in the progress of the onboarding process for the recently elected Directors, Messrs. Mortimer J. Buckley and Cyrus Taraporevala, including updates on their integration and contributions to the Board to date. Further, investors expressed interest in the Board's commitment to continuing education for its Directors and inquired about the schedule for potential upcoming Committee Chair rotations.

Action taken: During 2025, the Board successfully completed the onboarding process for Messrs. Buckley and Taraporevala. Both Directors have made strong contributions throughout the year, leveraging each of their strong financial backgrounds to enhance the Board's overall blend of commercial and scientific expertise. The Board benefits from the diverse expertise of its members, with certain Directors bringing valuable experience in technology, including AI. This breadth of knowledge supports informed decision-making and strengthens the Board's capacity to address emerging issues. To support its ongoing development, the Board participated in briefings led by external experts, including executives from several of our institutional investors. These sessions covered key topics central to the business, such as AI and the evolving geopolitical landscape, and were designed to ensure that Directors remain well-informed and prepared to address critical issues. Investor feedback was shared with the Governance Committee and incorporated into the development of Board-related content for this Proxy Statement. The Board remains committed to ensuring that the Board's composition reflects members possessing a broad range of backgrounds and perspectives. For further details, please refer to "*Item 1 - Election of Directors*".

Sustainable Business Risks: Certain investors expressed interest in Pfizer's responsible business practices and were pleased that our approach and continued commitment to responsible business growth remains balanced and aligned with our business priorities. Investors were primarily interested in discussing access to medicines, our environmental goals and progress, product safety, and the use of Limulus Amebocyte Lysate (LAL) and Tachypleus Amebocyte Lysate (TAL) derived from horseshoe crabs.

Action taken: Feedback was shared with the Governance Committee. In addition, we directed the investors to our Impact Report and to the company's website to view the latest information regarding the company's responsible business practices. Please note that these documents and our website are not a part of our proxy solicitation materials.

Other Topics of Interest: Investors expressed interest and provided positive feedback regarding the company's voluntary agreement with the U.S. Government. In general, stakeholders expressed optimism about its potential impact on the company's operations. Investors also provided positive feedback regarding the company's acquisition of Metsera, recognizing the potential strategic value of expanding the company's pipeline portfolio in obesity and cardiometabolic diseases. The acquisition was seen as a positive step in potentially strengthening Pfizer's presence in this therapeutic area.

Action taken: Feedback was shared with the Governance Committee. The company will continue to provide updates on these matters, as appropriate.

SHAREHOLDER INQUIRIES

We communicate with our shareholders through various platforms, including via our corporate website, digital and print media, webcasts and live events, including our annual meeting of shareholders, investor presentations and healthcare industry presentations. In 2025, in addition to meeting with institutional investors, we responded to more than 630 inquiries from retail shareholders sent to the Board or the Office of the Corporate Secretary.

At each Governance Committee meeting, we share investor and other stakeholder feedback directly with the Committee. We view communication between our shareholders and the Board as a dialogue and, when appropriate, members of our Board engage directly with our shareholders.

How to Communicate with Our Directors

Shareholders and other interested parties may communicate with any of our Directors, including the Lead Independent Director and the Audit Committee Chair, as follows:

By mail: Write to the Corporate Secretary, Pfizer Inc., 66 Hudson Boulevard East, New York, NY, 10001-2192; or

By e-mail: Go to Pfizer's website at https://investors.pfizer.com/Investors/Corporate-Governance/Contact-Our-Directors/default.aspx.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board has requested that certain items that are unrelated to the duties and responsibilities of the Board be redirected or excluded, as appropriate.

Public Policy Engagement and Political Participation

The Governance Committee maintains an informed status on the company's issues related to public policy and corporate political spending practices. The Committee receives periodic updates and reviews Pfizer's Political Action Committee (PAC) and Corporate Political Contributions Report (PAC Report) prior to its annual publication. The Committee also reviews the company's "Industry Associations — Congruency Report." In addition, management regularly informs the Committee of Pfizer's public policy priorities and its efforts to educate lawmakers in support of those priorities.

PUBLIC POLICY ENGAGEMENT FOR GLOBAL PUBLIC HEALTH

Fundamental to our business is engaging on public policy issues that may affect our ability to meet patients' needs and enhance shareholder value. These issues include, for example, advancing biomedical research and healthcare innovation, advocating for intellectual property (IP) protections, and improving patient access to care. In addition, we regularly work with policymakers and industry and trade groups to help create and maintain an innovative environment where we can cultivate new medicines, bring them to market and ensure that patient health and safety remain a priority.

To advance our business objectives, we are also members of industry and trade groups, including PhRMA, the National Association of Manufacturers, the U.S. Chamber of Commerce, the Business Roundtable and state life science trade associations. These organizations, along with the others to which we belong, represent both the industry and the business community at large to collectively bring about consensus on broad policy issues. Our U.S. Government Relations leaders evaluate our support of these organizations annually based on their expertise in healthcare policy and advocacy.

In addition to healthcare policy, we realize these organizations may engage in a variety of other issues that extend beyond the scope of our priorities. Our participation as a member of these groups comes with the understanding that we may not always agree with every position held by the organization and/or its other members. We monitor where and to what extent our trade associations are misaligned with the company on such issues and we will advocate for the trade association to come into alignment, as appropriate. If and when a trade association's misalignment outweighs the benefits to Pfizer and its stakeholders, we consider whether to reduce our involvement with the organization or end our involvement altogether.

We believe value exists in making sure our positions on issues important to Pfizer and our industry are communicated and understood within those organizations. Please see Pfizer's "Industry Associations – Congruency Report" at https://www.pfizer.com/about/programs-policies/political-partnerships. The "Industry Associations — Congruency Report" is not a part of our proxy solicitation materials.

Corporate Political Contributions

At Pfizer, we have adopted a formal policy for making and disclosing corporate political and PAC contributions in the U.S., which applies to Pfizer and the Pfizer PAC. The policy is designed to ensure that our political expenditures and disclosures are made in compliance with all federal, state, and local election laws, as applicable. Furthermore, Pfizer's independent expenditures policy prohibits the company from making direct independent expenditures or contributions to independent expenditure committees (also known as "super PACs"), a decision supported by the company's senior executives and affirmed by the Governance Committee of our Board. In addition, Pfizer's contributions to 527 political organizations, i.e., political organizations that are not registered political committees, are disclosed in the PAC Report.

We regularly discuss our political contributions disclosures with investors and other stakeholders to help ensure our disclosures meet their needs. Over the years, shareholder engagement has influenced our level of disclosure and helped to develop or modify related policies.

All corporate political contributions are published annually in the PAC Report, in compliance with Pfizer's corporate policy.

Policies and Procedures for Approval and Oversight of Corporate and PAC Political Expenditures

Pfizer's nine-member PAC Steering Committee (the Steering Committee) meets monthly to review and approve corporate political contribution recommendations for candidates and political committees submitted by our Government Relations experts. The Steering Committee also evaluates contributions based on the potential impact to Pfizer and its colleagues. The PAC is a non-partisan, employee-run organization that enables employees to participate in the American political process. The Steering Committee ensures that each contribution advances our business objectives and is not based on the political preferences or views of any individual employee. In addition, the Steering Committee reviews contributions to lawmakers on a case-by-case basis considering a number of factors such as:

- Prioritization of candidates who support policies that impact Pfizer's purpose and uphold our core values, which include healthcare, tax and an intellectual property ecosystem that supports innovation and patient access to medicines;
- Representation where employees live and work; and
- Elected officials' conduct and statements.

Our PAC support does not imply an endorsement of a candidate's position on any political, social or religious issue, and we always consider a candidate's ethical conduct in our evaluation to help ensure Pfizer's values are upheld.

FEDERAL AND STATE LOBBYING ACTIVITY

The company's U.S. Government Relations leaders are responsible for the company's lobbying activities. The Governance Committee is responsible for maintaining an informed status on the company's lobbying priorities and activities through periodic reports from management. In addition, all employee communications with government and regulatory officials are governed by Pfizer's internal policies and procedures, which include guidelines available on our website at https://www.pfizer.com/about/responsibility/compliance/code-of-conduct.

Reporting and Compliance Features

Federal Lobbying

- Pfizer's disclosures and lobbying activities comply with the Lobbying Disclosure Act, as amended. These reports may be viewed at https://lda.senate.gov/system/public/.
- In addition, we voluntarily report the portion of our dues used by trade associations for federal lobbying activity. See https://www.pfizer.com/about/programs-policies/political-partnerships.

State Lobbying

- We are fully compliant with state registration and reporting requirements.
- Links to states' reporting entities, where state lobbying reports are filed, may be accessed at: https://www.pfizer.com/about/programs-policies/political-partnerships.

Pfizer Policies on Business Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Pfizer's policies on business conduct to help ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among employees to foster ethical business conduct, and an utmost commitment to integrity. Our policies and procedures cover all major areas of business conduct, including employment practices, conflicts of interest, anti-corruption, transparency, privacy, product communications, intellectual property, the protection of confidential information, prohibition on insider trading and the responsible use of AI, and require strict adherence to laws and regulations applicable to the conduct of our business. In addition, we strive to ensure fair competition in all our business dealings, including, among other things, distribution agreements, rebates and discounts to customers, patent, copyright, and trademark licenses, territorial restrictions on resellers, and pricing policy generally. We are committed to competing fairly and following the applicable antitrust and competition laws of all countries in which we operate.

Code of Conduct training is assigned to all new employees upon hire and to existing employees regularly. The training includes a certification to confirm that employees agree to abide by the Code of Conduct and that they understand their responsibility to report and have reported any potential violations of law, regulations, ethical standards or Pfizer policies.

Employees are required to report any conduct that they believe to be an actual or apparent violation of Pfizer's policies on business conduct. Retaliation in any form against any employee who seeks advice, raises a concern, reports misconduct, or provides information in an investigation is prohibited. Our Audit Committee, working with Pfizer's Compliance leaders, has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters, and to allow for confidential and anonymous submissions by employees with concerns regarding questionable accounting or auditing matters.

The full text of our Code of Conduct, including information regarding how to report allegations of misconduct, is posted on our website at https://www.pfizer.com/about/responsibility/compliance/code-of-conduct. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards affecting our Chief Executive Officer, Chief Financial Officer, Controller and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

CODE OF CONDUCT FOR DIRECTORS

Our Directors are required to comply with a Code of Business Conduct and Ethics for Members of the Board of Directors (the Director Code). It is intended to focus the Board and the Directors on areas of ethical risk, help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Director Code covers all areas of professional conduct relating to service on our Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the company.

The Director Code is available on our website at https://investors.pfizer.com/Investors/Corporate-Governance/The-Pfizer-Board-Policies/default.aspx.

Other Governance Practices and Policies

INSIDER TRADING POLICY

Pfizer has an insider trading policy governing the purchase, sale, and other dispositions of our securities by our Directors, officers and employees, and repurchases by Pfizer, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to us.

DERIVATIVES TRADING/HEDGING POLICY

We have a policy that prohibits employees, including the NEOs, and Directors from purchasing or selling options on our common stock or engaging in short sales of our common stock. In addition, the policy prohibits trading in puts, calls, straddles, equity swaps or other derivative securities, including exchange funds, whose value is derived by reference to securities issued by Pfizer (sometimes referred to as "hedging").

RELATED PERSON TRANSACTIONS AND INDEMNIFICATION

Related Person Transaction Approval Policy

Pfizer has adopted a Related Person Transaction Approval Policy (the Policy) administered by the Governance Committee. The Policy applies to any transaction or series of transactions in which Pfizer or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person under the Policy has a direct or indirect material interest. Under the Policy, management determines whether a transaction requires review by the Governance Committee. Transactions requiring review are referred to the Governance Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Governance Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the company. If the company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Governance Committee. The Governance Committee evaluates all options available, including ratification, revision or termination of such transaction. The Governance Committee then provides a summary of such transactions, including their terms, structure and business purpose, as well as the Governance Committee's approval decision, to the Audit Committee for their information.

Transactions with Related Persons

Certain of our NEOs and other executive officers have family members who are also employed by Pfizer in non-executive positions. Specifically, Dr. Bourla's sister-in-law is employed as Colleague Experience Designer, People Experience and Mr. Douglas Lankler's daughter is employed as AIDA Portfolio & Operations Senior Manager, Pfizer Digital. The total annual compensation of each of Dr. Bourla's sister-in-law and Mr. Lankler's daughter for fiscal 2025 (including any incentive compensation) did not, individually, exceed $250,000. Additionally, Dr. Bourla's sister-in-law and Mr. Lankler's daughter are employed on an "at will" basis and compensated on the same basis as Pfizer's other employees of similar function, seniority and responsibility.

The Governance Committee reviewed and approved or ratified both of these related party transactions in accordance with the Policy and provided a summary of such transactions, and its approval decision, to the Audit Committee.

Indemnification

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to Pfizer. Our By-laws require indemnification, and we have also entered into agreements with those individuals that contractually obligate us to provide this indemnification to them.

Non-Employee Director Compensation

Non-Employee Director Compensation

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units, for their service. In 2025, we provided the following compensation:

Compensation Element	Direct Compensation Program
Board Member Annual Cash and Equity Retainer	$155,000, payable quarterly in cash, and grant of $205,000 in stock units
Chair of Each Board Committee (Additional Cash Fee)	$30,000
Lead Independent Director (Additional Cash Fee)	$50,000
Stock Ownership Guidelines	Required to own Pfizer common stock and/or deferred stock units with a value of at least five times their annual cash retainer ($775,000). New Directors are subject to milestones toward this requirement.(1)
Cash Compensation	Directors can defer all or a portion of their annual cash retainers until they cease to be members of the Board. At a Director's election, the cash retainer fees can be invested in an account credited with Pfizer stock units or deemed invested in the same investments available to Pfizer employees under certain deferred compensation plans.(2)
Equity Compensation	Directors who have met the stock ownership requirements as of December 31 of the prior year are permitted each year to elect to defer units granted in the following year or to receive the equivalent in shares.(3)
The Pfizer Foundation Matching Gift Program*	The Pfizer Foundation matches eligible contributions up to a maximum of $20,000 per Director, per calendar year.

(1) Currently all Directors comply with our stock ownership guidelines. Mr. Buckley became a member of our Board in October 2024 and Mr. Taraporevala became a member of our Board in June 2024. Directors have five years from (a) the date of their first election as a Director or (b) if later, the date of an increase in the amount of Pfizer stock required to be held, to satisfy the stock ownership requirement.

(2) The number of Pfizer stock units is based on the closing price of Pfizer's common stock on the last business day of the fiscal quarter in which the retainer is earned. The number of stock units in a Director's account is increased by additional stock units based on the value of any dividends on the common stock. Upon distribution, the amount attributable to stock units held in his or her account is paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payments is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

(3) All of the eligible non-employee Directors will defer their Pfizer stock units granted in 2026. The number of units in a Director's account is increased by additional stock units based on the value of any dividends on the common stock. Deferred stock units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

* The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

In addition to the above, under our Director compensation program, any newly elected Director receives a pro-rata grant of Pfizer stock units based upon the ratio of the Director's period of service as a Director during the 12-month period beginning as of the most recent Annual Meeting prior to election multiplied by $205,000, as of the date of grant. In 2026, upon election at the 2026 Annual Meeting, each non-employee Director will receive Pfizer stock units in accordance with the Director compensation program (which currently provides for a grant value of $205,000 as of the date of grant), provided the Director continues to serve as a Director following the meeting.

Our Governance Committee is responsible for reviewing and advising on the compensation of our non-employee Directors. To assist with this duty, they engage an independent compensation consultant to perform regular periodic reviews of our non-employee Director compensation program, which includes an analysis of market trends and best practices and peer comparison with our Pharmaceutical Peer and General Industry Comparator Groups. The compensation program for our non-employee Directors was last reviewed in June 2025 by the Governance Committee, in consultation with Meridian Compensation Partners, LLC. The Committee determined that the program remains competitive amongst Pfizer's peers and continues to attract and retain highly engaged and qualified independent Directors and recommended no substantive changes. During 2025, the Committee recommended, and the Board approved, a minor, technical amendment to the Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors to facilitate reporting obligations under Section 16 of the Securities Exchange Act of 1934.

Under the Amended and Restated Pfizer Inc. 2019 Stock Plan, the aggregate value of Pfizer stock units granted, plus cash retainer paid to a non-employee Director during a 12-month period, may not exceed $800,000. The limit on non-employee Director compensation will remain unchanged in the Pfizer Inc. 2019 Stock Plan, as amended April 2026, which is the subject of the proposal in "*Item 3 — Approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026*."

Dr. Bourla does not receive any compensation for his service as a Director. For additional information regarding Dr. Bourla's compensation, see the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

We maintain policies that prohibit Directors from pledging Pfizer stock or engaging in activities considered to be hedging of our common stock, and none of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations. See the "*Other Governance Practices and Policies—Derivatives Trading/Hedging Policy*" section earlier and "*Other Compensation Programs and Policies—Derivatives Trading/Hedging Policy*" section later in this Proxy Statement.

THE PFIZER FOUNDATION MATCHING GIFT PROGRAM

Our non-employee Directors may participate in the Pfizer Foundation Matching Gift Program. In 2025, under this program, the Pfizer Foundation matched contributions to eligible Internal Revenue Code 501(c)(3) tax-exempt organizations, up to a maximum of $20,000 per year, per Director. Contributions to religious organizations, private foundations and organizations that do not accept donations from the Pfizer Foundation, as well as to individuals, are not eligible for a match.

2025 Director Compensation Table

The following table sets forth the compensation provided for our non-employee Directors who served in 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[(1)]	All Other Compensation ($)[(2)]	Total ($)
Ronald E. Blaylock	155,000	205,000	—	360,000
Mortimer J. Buckley	155,000	205,000	—	360,000
Susan Desmond-Hellmann, MD, M.P.H.	175,522	205,000	—	380,522
Joseph J. Echevarria	185,000	205,000	10,372	400,372
Scott Gottlieb, MD	185,000	205,000	3,500	393,500
Helen H. Hobbs, MD[(3)]	58,448	—	—	58,448
Susan Hockfield, Ph.D.	155,000	205,000	12,000	372,000
Dan R. Littman, MD, Ph.D.	155,000	205,000	20,000	380,000
Shantanu Narayen	205,000	205,000	—	410,000
Suzanne Nora Johnson	185,000	205,000	20,000	410,000
James Quincey	155,000	205,000	20,000	380,000
James C. Smith	185,000	205,000	—	390,000
Cyrus Taraporevala	155,000	205,000	20,000	380,000

(1) For all directors, the number of units granted was determined by dividing the grant date value of the award, $205,000, by $22.78, the closing price of the company's common stock on April 24, 2025. At the end of 2025, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Mr. Blaylock, 75,132, Mr. Buckley, 15,078, Dr. Desmond-Hellman, 37,355, Mr. Echevarria, 149,314, Dr. Gottlieb, 48,544, Dr. Hockfield, 44,402, Dr. Littman, 65,801, Mr. Narayen, 183,164, Ms. Nora Johnson, 109,296, Mr. Quincey, 74,697, Mr. Smith, 166,120, and Mr. Taraporevala, 25,350.

(2) The amounts in this column represent charitable contributions made in 2025 under our Pfizer Foundation Matching Gift Program. Certain charitable contributions by our Directors are not eligible for matching contributions under the program and, therefore, the amounts in the above table may not reflect all such contributions made by our Directors. The amount for Mr. Echevarria includes $10,372 for personal expenses incident to business travel to our Board meetings.

(3) Dr. Hobbs retired from the Board of Directors in April 2025.

Securities Ownership

The table below shows the number of shares of our common stock beneficially owned as of January 31, 2026 (using the closing price of our common stock on January 30, 2026) by each of our Directors and each NEO, as well as the number of shares beneficially owned by all of our current Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our outstanding common stock.

The table and footnotes also include information about Total Shareholder Return Units (TSRUs), stock units, Restricted Stock Units (RSUs) and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans. For additional information, see the "*Non-Employee Director Compensation*" section earlier, and the "*Compensation Discussion and Analysis*" section later in this Proxy Statement.

	Number of Shares or Units	
Beneficial Owners	**Common Stock** (1)	**Stock Units**
Ronald E. Blaylock	32,457 (2)	75,132 (4)
Albert Bourla, DVM, Ph.D.	378,551 (3)	1,072,649 (5)
Chris Boshoff, MD, FRCP, FMedSci, Ph.D.	114,055 (3)	2,108 (5)
Mortimer J. Buckley	—	15,078 (4)
David M. Denton	37,919	— (5)
Susan Desmond-Hellmann, MD, M.P.H.	3,408 (2)	37,355 (4)
Joseph J. Echevarria	—	149,314 (4)
Scott Gottlieb, MD	10,000	48,544 (4)
Susan Hockfield, Ph.D.	—	44,402 (4)
Douglas M. Lankler	161,363 (3)	107,993 (5)
Dan R. Littman, MD, Ph.D.	—	65,801 (4)
Aamir Malik	29,548	— (5)
Shantanu Narayen	—	183,164 (4)
Suzanne Nora Johnson	10,000	109,296 (4)
James Quincey	—	74,697 (4)
James C. Smith	3,542 (2)	166,120 (4)
Cyrus Taraporevala	10,000	25,350 (4)
All Directors and Executive Officers as a Group (22)	1,206,470	2,230,625

(1) Individuals beneficially own less than one percent (1%) of our common stock outstanding.

(2) Includes the following shares held in the names of family members or trust: Mr. Blaylock, 4,750; Dr. Desmond-Hellmann, 3,408; and Mr. Smith, 1,542 shares. Mr. Blaylock and Mr. Smith disclaim beneficial ownership of such shares.

(3) Includes shares credited under the Pfizer Savings Plan and/or deferred shares relating to previously vested awards under Pfizer's share award programs.

(4) Represents deferred stock units (each equivalent to a share of Pfizer common stock) under our Director compensation program (see "*Non-Employee Director Compensation*" above).

(5) Includes stock units as of January 31, 2026 (each equivalent to a share of Pfizer common stock). For Dr. Bourla and Mr. Lankler, includes stock units to be settled in cash following the officer's separation from service, held under the Pfizer Supplemental Savings Plan (PSSP) and/or the Pfizer Deferred Compensation Plan (DCP). The PSSP and the DCP are described later in this Proxy Statement. Also includes the following: for Dr. Boshoff, 2,108 RSUs that vested in February 2026. This column does not include the following stock appreciation rights in the form of TSRUs as of January 31, 2026: Dr. Bourla, 5,984,997, of which 811,857 settled in February 2026; Dr. Boshoff, 877,355, of which 12,009 settled in February 2026; Mr. Denton, 1,060,954; Mr. Lankler, 1,340,840, of which 202,965 settled in February 2026; and Mr. Malik, 1,027,497. See "*Compensation Tables—2025 Outstanding Equity Awards at Fiscal Year-End Table*" and "*—Estimated Payments and Benefits upon Termination Table*" for a discussion of the vesting of RSUs and TSRUs.

Beneficial Owners

The following table shows persons or entities known by us to be a beneficial owner of more than 5% of our common stock:

Name and Address of Beneficial Owner	Shares of Pfizer Common Stock	Percent of Class
The Vanguard Group(1) 100 Vanguard Boulevard Malvern, PA 19355	506,479,807(1)	8.97%
BlackRock, Inc.(2) 50 Hudson Yards New York, NY 10001	434,748,255(2)	7.70%
State Street Corporation(3) State Street Financial Center One Congress Street, Suite 1 Boston, MA 02114	287,875,814(3)	5.10%

(1) The information is based solely on a Schedule 13G/A filed by Vanguard on February 13, 2024 (the Vanguard 13G/A). According to the Vanguard 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 7,098,817 shares, sole dispositive power with respect to 481,625,108 shares, and shared dispositive power with respect to 24,854,699 shares.

(2) The information is based solely on a Schedule 13G/A filed by BlackRock on January 26, 2024 (the BlackRock 13G/A). According to the BlackRock 13G/A, includes sole voting power with respect to 392,763,728 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 434,748,255 shares, and shared dispositive power with respect to 0 shares.

(3) The information is based solely on a Schedule 13G/A filed by State Street on January 29, 2024 (the State Street 13G/A). According to the State Street 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 145,103,185 shares, sole dispositive power with respect to 0 shares, and shared dispositive power with respect to 287,482,006 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer equity with the SEC and the NYSE. Based on our records and other information, we believe that in 2025 our Directors and our officers who were subject to Section 16(a) met all applicable filing requirements, except, due to an inadvertent administrative error by the company in February 2025, the following two transactions were reported late: (i) a transaction for Dr. Boshoff for the withholding of 403 shares to satisfy tax obligations upon the vesting of restricted stock units; and (ii) a transaction for Jennifer Damico, Senior Vice President and Controller, for the withholding of 377 shares to satisfy tax obligations upon the vesting of restricted stock units.

Item 2

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm (the firm). The Committee conducts a comprehensive annual evaluation of the firm's qualifications, performance and independence. It considers whether the firm should be rotated and considers the advisability and potential impact of selecting a different firm. In this regard, the Audit Committee considers that the company requires global, standardized and well coordinated services, not only for audit purposes, but for other non-audit services. Many of these services are provided to the company by other multinational audit and accounting firms. A change to the firm would require us to replace one or more of the multinational service providers that perform non-audit services for the company and could significantly disrupt our business due to loss of cumulative knowledge in the service providers' areas of expertise. Further, in evaluating and selecting the company's firm, the Committee considers, among other things, historical and recent performance of the current firm, an analysis of known significant legal or regulatory proceedings related to the firm, external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports, industry experience, audit fee revenues, firm capabilities and audit approach, and the independence and tenure of the firm. The Committee also annually evaluates how the firm's values align with Pfizer's values — courage, excellence, equity, and joy.

The Audit Committee selected, and the Board of Directors ratified the selection of, KPMG LLP (KPMG) as our firm for 2026. We have not been able to determine the specific year that KPMG or its predecessor firms began serving as our auditor; however, we are aware that KPMG or its predecessor firms have served as our auditor since at least 1942.

In accordance with SEC rules and KPMG policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to our company. For lead and concurring review partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the lead audit partner under this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management. Consistent with this process, in 2025, we welcomed a new lead audit partner.

The Audit Committee and the Board of Directors determined that the continued retention of KPMG as our firm is in the best interest of Pfizer and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our firm for 2026. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on our firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different firm at any time during the year if it determines that such a change would be in the best interests of Pfizer and our shareholders.

Representatives of KPMG will attend the Annual Meeting to answer questions and will have the opportunity to make a statement if they desire to do so.

Your Board of Directors unanimously recommends a vote "**FOR**" the ratification of KPMG LLP as independent registered public accounting firm for 2026.

Audit and Non-Audit Fees

The following reflects KPMG fees for the audit of our financial statements for the years ended December 31, 2025 and 2024, and fees billed for other services rendered by KPMG during those periods.

	2025 ($)	2024 ($)
Audit fees(1)	24,154,000	39,811,000
Audit-related fees(2)	763,000	894,000
Tax fees(3)	1,830,000	2,553,000
All other fees(4)	—	—
Total	26,747,000	43,258,000

(1) Principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The decrease in audit fees in 2025 was primarily due to fees for strategic initiatives in 2024.
(2) Principally related to audits of employee benefit plans.
(3) Principally for services related to tax compliance and reporting and analysis services.
(4) KPMG did not provide any "other services" during the period.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the performance of the firm. In recognition of this responsibility, the Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the firm.

Prior to engagement of the firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of the following categories of services:

Services	Description
Audit services	These services include audit work performed on the financial statements (including financial statements prepared in connection with strategic transactions) and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
Audit-related services	These services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
Tax services	These include all services, except those services specifically related to the audit of the financial statements that are included in the first category, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.
All other services	These are services not captured in the audit, audit-related or tax categories. Pfizer generally does not request such services from the firm.

Prior to engagement, the Audit Committee pre-approves services within each category, and the fees for each category are budgeted. The Committee requires the firm and management to report actual versus budgeted fees periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the firm for additional services not contemplated in the original pre-approval. In those instances, the Committee requires specific pre-approval before engaging the firm.

The Chair of the Audit Committee, on behalf of the Committee, has been delegated authority to pre-approve services by the firm. The Committee may also delegate pre-approval authority to one or more of its other members. Any pre-approval decisions by the Chair or any other members to whom pre-approval authority has been delegated must be reported, for informational purposes only, to the Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews Pfizer's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

The Committee met and held discussions with management and the independent registered public accounting firm (the firm) regarding the fair and complete presentation of Pfizer's results and the assessment of Pfizer's internal control over financial reporting. We discussed significant accounting policies applied in Pfizer's financial statements, as well as, when applicable, alternative accounting treatments, and critical audit matters addressed during the audit. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee reviewed and discussed the consolidated financial statements with management and the firm. The Committee discussed with the firm matters required to be discussed under applicable Public Company Accounting Oversight Board (PCAOB) and U.S. Securities and Exchange Commission standards.

In addition, the Committee reviewed and discussed with the firm its independence from Pfizer and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and the Committee discussed the firm's independence from Pfizer.

We also considered whether the firm's provision of non-audit services to Pfizer is compatible with the auditor's independence. The Committee concluded that the firm is independent from Pfizer and its management.

As part of our responsibilities for oversight of Pfizer's Enterprise Risk Management program, we reviewed and discussed company practices with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall program.

The Committee discussed with Pfizer's Internal Audit Department and the firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance Officer, Chief Risk Officer, Chief Legal Officer, as well as other senior leaders, and representatives of the firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of Pfizer's internal controls, and the overall quality of Pfizer's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in Pfizer's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the U.S. Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, the selection of the firm for 2026.

THE AUDIT COMMITTEE

Suzanne Nora Johnson, Chair
Ronald E. Blaylock
Mortimer J. Buckley
Joseph J. Echevarria
James C. Smith
Cyrus Taraporevala

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates the Audit Committee Report by reference therein.

Item 3

Approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026

The Pfizer Inc. 2019 Stock Plan was originally approved at the 2019 Annual Meeting of Shareholders (the 2019 Stock Plan). At the 2024 Annual Meeting of Shareholders, it was amended and renamed the Amended and Restated Pfizer Inc. 2019 Stock Plan (the Restated Plan) and was approved by shareholders.

On February 26, 2026, on the recommendation of the Compensation Committee (the Committee), the Board of Directors (the Board) approved an amendment to the Restated Plan, which was renamed the Pfizer Inc. 2019 Stock Plan, as amended April 2026, subject to shareholder approval at the 2026 Annual Meeting of Shareholders (the Amended Plan). The primary purpose of the amendment to the Restated Plan is to increase the number of shares of common stock available for grant by 320,000,000 shares and to update certain provisions of the Amended Plan to reflect the company's equity grant practices.

The company is requesting that our shareholders approve the Amended Plan to increase the number of shares of common stock reserved for issuance thereunder by 320,000,000 shares. The number of shares originally authorized for issuance under the 2019 Stock Plan was 400,000,000 (plus any shares that remained available for grants under the Pfizer Inc. 2014 Stock Plan (the 2014 Stock Plan) as of the effective date of the 2019 Stock Plan), and the number of shares originally authorized for issuance under the Restated Plan was 320,000,000.

As of January 30, 2026, 257,107,887 shares remained available for grants under the Restated Plan, which is the only Pfizer plan under which equity-based compensation may currently be awarded to executives, other employees and non-employee Directors. The Restated Plan includes shares that were assumed from the remaining shares available under the Seagen Inc. (Seagen), Arena Pharmaceuticals, Inc. (Arena), Biohaven Pharmaceutical Holding Company Limited (Biohaven), and Global Blood Therapeutics, Inc. (GBT) stock plans, as adjusted for grants issued, which assumed shares may be granted solely to legacy employees of the acquired companies and newly hired employees after the dates of the respective acquisitions. In the opinion of the Committee and the Board, an increase in the number of shares available for grants is necessary as a part of our continuing commitment to attract, retain and motivate employees and to align the interests of our employees and non-employee Directors with those of our shareholders.

The Amended Plan includes the following material changes from the Restated Plan requiring shareholder approval:

(i) an increase to the share reserve under the Restated Plan of 320,000,000 shares; and

(ii) an extension of the term of the Restated Plan to expire on the 10th anniversary of the Effective Date of the Amended Plan.

If the additional share reserve is approved by our shareholders, the shares will be available for grants made on or after April 23, 2026 (the Effective Date). If our shareholders do not approve the Amended Plan, it will not become effective and the Restated Plan will remain in effect in accordance with its terms. Additionally, we would likely move to cash settled LTI awards which may have less favorable accounting treatment.

After the Effective Date of the Amended Plan, awards will be made pursuant to the terms and conditions of the Amended Plan, and no awards will be granted under any other equity plans of the company. The Amended Plan also includes certain minor amendments as described below, which do not require shareholder approval, and which reflect developments in the company's equity and compensation practices:

- to reflect the amendments to the Restated Plan, the Restated Plan is renamed the "Pfizer Inc. 2019 Stock Plan, as amended April 2026";
- to reflect our current practices, the definition of "Retirement" is expanded, from having attained a minimum age of 55 with a minimum of 10 years of service, to also include (i) having attained a minimum age of 62 with a minimum of 5 years of service, or (ii) for participants in the U.S. Pfizer Consolidated Pension Plan, having attained the "Rule of 90" retirement eligibility under the legacy Pfizer benefit (unless otherwise determined by the Committee at the time of grant);
- to protect the interests of the company, the Amended Plan provides express authority for the Committee to decide that the definition of "Cause" set forth in an employment agreement that was assumed as a result of an acquisition by the Company should not override the definition of Cause set forth in the Amended Plan; and
- to provide other clarifying language changes.

The 320,000,000 shares of common stock newly reserved for issuance under the Amended Plan, plus the shares remaining available for grant as of the Effective Date (and any shares that are added back to the share reserve in the event of expiration, forfeiture or cancellation in accordance with plan terms), are expected to provide the company with sufficient shares to cover the awards to be granted over the next two (2) to three (3) years. However, the actual duration of the share reserve will depend on currently unknown factors such as changes in participation, future grant practices, competitive market practices, acquisitions and divestitures, forfeiture rates, and the company's future stock price. As discussed in further detail below, in determining the share reserve, the Committee and the Board took into account, among other things, our stock price and volatility, share usage, burn rate and dilution, the existing terms of our outstanding awards, and our fungible share counting ratio of 3:1 for full-value share awards under the Restated Plan, which continues to apply under the Amended Plan.

We are also seeking approval of the Amended Plan in order to: (i) comply with New York Stock Exchange (NYSE) rules requiring stockholder approval of equity compensation plans; and (ii) allow the Committee to grant incentive stock options to employee participants in the Amended Plan.

Overview

EQUITY-BASED COMPENSATION – KEY COMPONENT OF COMPENSATION PROGRAM

Equity-based compensation is a key component of our total compensation package. As a global biopharmaceutical company, attracting, retaining and motivating specialized talent is critical to achieving our strategic and operating goals, including our goal to increase shareholder value. In 2025, approximately 95% of the shares we granted under our Restated Plan were awarded to non-NEOs, and typically each year approximately 45% of all of our employees are eligible for an award.

HIGHLIGHTS OF THE AMENDED PLAN AND BEST PRACTICES

The Amended Plan and our other related governance practices and policies contain provisions that are consistent with the interests of our shareholders and with our corporate governance practices. In addition, the company maintains a no hedging or pledging policy.

The Amended Plan DOES...
☑ Provide for a minimum one-year vesting period subject to certain limited exceptions
☑ Subject the payment of dividends and dividend equivalents on an award to the vesting of the award
☑ Limit the number of shares and the cash amounts that may be granted or paid to any non-employee Director in a year
☑ Provide for the recycling of shares back to the Amended Plan's pool only in the event of expiration, forfeiture or cancellation of awards (i.e., no "liberal share recycling")
☑ Provide for the forfeiture/clawback of incentive awards under certain circumstances

The Amended Plan DOES NOT...
☒ Provide for automatic single-trigger vesting on a change of control (except where an acquirer does not assume outstanding awards)
☒ Permit repricing or the buyout of underwater stock options, Total Shareholder Return Units (TSRUs) or Stock Appreciation Rights (SARs) without shareholder approval
☒ Permit the grant of stock options, TSRUs or SARs with below-market grant prices
☒ Provide for excise tax gross-ups
☒ Contain any "evergreen" provisions that automatically add shares to the plan reserve
☒ Provide for the grant of reload stock options

Share Reserve Information

The following table presents information regarding outstanding equity awards and the shares available for future awards under the company's equity plans as of December 31, 2025. Additional share information presented as of January 30, 2026 is provided in the footnotes to this table below.

Number of Stock Options Outstanding	7,815,014
-- Weighted-Average Exercise Price of Outstanding Stock Options	$32.09
-- Weighted-Average Remaining Contractual Term of Outstanding Stock Options	5.9 years
Number of TSRUs Outstanding	164,736,115
-- Weighted-Average Exercise Price of Outstanding TSRUs	$32.62
-- Weighted-Average Remaining Contractual Term of Outstanding TSRUs	2.5 years
Number of Full Value Awards Outstanding (Counting Performance Awards at Maximum Payout)	71,337,130
A. Number of Shares Available for Future Grant*/**	312,658,401
B. Additional Share Request Under Proposal	**320,000,000**
Shares Remaining Available After Shareholder Approval (A+B)	632,658,401

* The Restated Plan is the only active equity plan under which shares may be granted. Awards of stock options, TSRUs, and SARs reduce the available pool by one share each; all other awards reduce the available pool by three shares each (calculated assuming maximum payout of performance awards).

** As of January 30, 2026, the shares available for future grants are 257,107,887 (net of 55,550,514 shares from January activity from December 31, 2025) reflecting the following transactions: (i) less December 2025 and January 2026 ad hoc grants recorded in January 2026 and the first quarter 2026 dividend equivalent units of 57,373,109 shares in the aggregate, plus (ii) cancelled/forfeited stock options, Restricted Stock Units (RSUs), TSRUs, performance share awards (PSAs) and portfolio performance shares (PPSs) of 1,822,595 shares in the aggregate. Note: The number of shares available for future grant shown will be reduced by shares that will be subject to annual long-term incentive awards granted in March 2026. The total annual grant from the March 2025 grant was approximately 156,200,000 shares.

Usage of Shares Authorized for Grant

OVERHANG

As of December 31, 2025, we had approximately 556,546,660 shares of our common stock subject to outstanding equity awards and available for future grant under the Restated Plan, which represented approximately 8.92% of diluted common shares outstanding (or "overhang percentage"). The 320,000,000 new shares proposed to be included in the Amended Plan share reserve would increase the overhang percentage by an additional 4.44 percentage points to approximately 13.36%.

SHARE USAGE AND BURN RATE

		Fiscal Year 2025	Fiscal Year 2024	Fiscal Year 2023	Average
A	Stock Options Granted	2,037,883	1,372,094	635,210	1,348,396
B	TSRUs Granted	51,147,573	43,674,194	26,631,130	40,484,299
C	RSUs Granted	18,295,336	17,073,439	10,006,946	15,125,240
D	Performance Awards Granted (at Maximum)	17,286,978	16,131,295	10,373,452	14,597,242
E	Total Share-Based Awards Granted (A+B+C+D)	88,767,770	78,251,022	47,646,738	71,555,177
F	Basic Weighted-Average Common Shares Outstanding	5,682,649,010	5,664,170,639	5,643,066,544	5,663,295,398
G	Annual Burn Rate (E / F)	1.56 %	1.38 %	0.84 %	1.26 %
H	Burn Rate (A+B+(3x(C+D)))/ F	2.81 %	2.55 %	1.57 %	2.31 %

DILUTION

		Fiscal Year 2025	Fiscal Year 2024	Fiscal Year 2023	Average
I	Total Share-Based Awards Outstanding at Year-End	243,888,259	253,202,965	259,458,729	252,183,318
J	Shares Available for Future Grant at Year-End	312,658,401	441,398,447	247,830,527	333,962,458
K	Common Stock Outstanding at Year-End	5,685,786,386	5,666,991,456	5,646,748,750	5,666,508,864
L	Dilution (I+J)/(I+J+K)	8.92 %	10.92 %	8.24 %	9.37 %

Reasons for Seeking Shareholder Approval

We use equity compensation as a key tool for the attraction, retention and motivation of the best available talent. If shareholder approval is not obtained, we will continue to operate under the terms of the Restated Plan. Based on similar usage and depending on stock price, we are seeking shareholder approval approximately one year before we expect the current share reserve under the Restated Plan to be depleted. If the existing share pool is exhausted, we would likely move to cash settled LTI awards which may have less favorable accounting treatment.

Additional Information About the Amended Plan

The following is a summary of the principal features of the Amended Plan. This summary is not a complete description of all of the provisions of the Amended Plan and is qualified in its entirety by reference to the Amended Plan, which is attached to this Proxy Statement as "*Annex 1*". The Amended Plan set forth in Annex 1 has been marked to show all differences from the Restated Plan to enhance our shareholders' understanding of this proposal to approve the Amended Plan.

PURPOSE

The general purpose of the Amended Plan is to allow Pfizer to continue to utilize equity awards to attract, retain and motivate employees and to further align the interests of our employees and non-employee Directors with those of Pfizer's shareholders.

TYPES OF AWARDS

Non-qualified stock options, incentive stock options, TSRUs, SARs, restricted stock, RSUs, PSAs, PPSs, and other stock unit awards may be granted under the Amended Plan.

ADMINISTRATION AND PLAN TERM

The selection of employee participants in the Amended Plan and the level of participation of each employee participant will be determined by the Committee. The Governance Committee will make such determinations as to any grants to non-employee Directors. The Committee may delegate any or all of its authority to administer the Amended Plan as it deems appropriate, except that no delegation may be made to an employee of Pfizer in the case of awards made to individuals who are subject to Section 16 of the Securities Exchange Act of 1934, as amended.

The Amended Plan will terminate on the tenth anniversary of the Effective Date, unless terminated earlier by the Board or the Committee.

SHARES SUBJECT TO THE AMENDED PLAN; SHARE COUNTING

Subject to adjustments for changes in capitalization, a total of 320,000,000 shares will be authorized for grant pursuant to awards under the Amended Plan plus the number of shares that remain available for grant as of the Effective Date, and the number of shares that are subject to outstanding awards granted under the Restated Plan as of the Effective Date that terminate, expire, or are forfeited, cancelled, or settled for cash. The Amended Plan provides that RSUs and performance shares (at maximum) are counted against the share reserve at a 3-to-1 ratio, while stock options and SARs/TSRUs[1] are counted on a 1-to-1 ratio. For example, if we grant an award of 100 RSUs and 100 TSRUs, we would reduce the shares available for grant under the Amended Plan by 300 shares and 100 shares, respectively.

(1) Vested TSRUs held by eligible participants may be exercised to convert the current value into Profit Units (PTUs). Any such PTUs are settled in shares and since TSRUs are counted against the Amended Plan at grant, no additional shares are counted against the Amended Plan upon exercise and conversion.

Any shares that terminate, expire, or are forfeited, cancelled or settled in cash, may be used for the future grant of awards to the extent of such termination, expiration, forfeiture, cancellation or settlement. Any shares that again become available for future grants shall be added back as one (1) share for options or TSRUs or SARs, and as three (3) shares for awards other than options, TSRUs or SARs. Shares subject to awards or an award granted under the Restated Plan that is outstanding on the Effective Date may not again be made available for issuance or delivery if such shares are (i) shares that were subject to a stock-settled TSRU/SAR and were not issued upon the net settlement or net exercise of such TSRU/SAR, (ii) shares delivered or withheld by the company to pay the exercise price of an option, (iii) shares delivered to or withheld by the company to pay the withholding taxes related to an award, (iv) shares withheld by the company in connection with the net settlement of an award, or (v) shares repurchased on the open market with the proceeds of an option exercise.

The shares to be delivered under the Amended Plan will be made available from authorized but unissued shares of Pfizer common stock, from treasury shares and/or from shares purchased in the open market or otherwise.

LIMITATIONS ON AWARDS UNDER THE AMENDED PLAN

The limitations on Awards under the Amended Plan remain unchanged from the Restated Plan. Specifically:

- no more than 400,000,000 shares may be granted as incentive stock options under the Amended Plan; and
- as noted above in the section entitled "Non-Employee Director Compensation," pursuant to the Amended Plan, the dollar value of equity awards and/or the cash retainer that may be granted to any one non-employee Director under the Amended Plan or otherwise is limited to an aggregate value (at grant) of $800,000 in any calendar year.

The limitations are not intended to reflect an intention to grant awards at such levels.

ELIGIBILITY

All employees of the company and its affiliates, as well as the company's non-employee Directors, are eligible to participate in the Amended Plan. From time to time, the Committee will determine who will be granted awards, and the number of shares subject to such grants. As of January 30, 2026, approximately 34,140 employees (including 34,130 employees and 10 executive officers) and 12 non-employee Directors were eligible under the current criteria to receive awards under the Restated Plan and the effectiveness of the Amended Plan will not impact these figures.

MINIMUM VESTING PERIOD

The Amended Plan prescribes a minimum vesting period of at least twelve months for an award, provided that the Committee may grant awards without regard to the foregoing minimum requirement with respect to a maximum of five (5) percent of the shares of Common Stock reserved for issuance under the Amended Plan. Any substitute awards, cash-denominated awards and awards to non-employee Directors that vest on the earlier of the first anniversary of the date of grant or the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding annual meeting are excluded from such minimum vesting period.

NO DIVIDENDS OR DIVIDEND EQUIVALENTS ON UNVESTED AWARDS

Under the Amended Plan, dividends, dividend equivalents and dividend equivalent units will only be paid if, and to the extent, the underlying award vests, regardless of whether vesting is contingent upon the achievement of performance goals or time.

PROHIBITION ON REPRICING

Without shareholder approval, the Amended Plan does not permit the repricing of options, TSRUs, or SARs, the exchange of underwater options, TSRUs, or SARs for cash or stock/units, or the granting of these awards at an exercise price below the fair market value of our common stock on the grant date. The limited circumstance of the assumption or substitution of awards in a transaction that involves the adjustment of awards in order to preserve aggregate value would not be considered a repricing for this purpose.

TRANSFERABILITY

Unless otherwise determined by the Committee, awards granted under the Amended Plan may not be transferred except by will or the laws of descent and distribution and, during the participant's lifetime, any options or awards may be exercised only by the participant, unless otherwise permitted by the Amended Plan. The Amended Plan explicitly prohibits the transfer of awards to third parties for consideration.

CERTAIN ADJUSTMENTS

In the event of any change in the number or kind of outstanding shares of common stock of the company by reason of a recapitalization, merger, consolidation, reorganization, separation, liquidation, stock split, stock dividend, extraordinary cash dividend, combination of shares or any other change in the corporate structure or shares of stock of the company, an appropriate adjustment will be made consistent with applicable provisions of the Internal Revenue Code of 1986, as amended (Code) and Treasury Department rulings and regulations, and as the Committee, in its sole and absolute discretion deems equitable or appropriate, including:

- In the number and kind of shares for which any options or awards may thereafter be granted, both in the aggregate and as to each optionee or award holder;
- In the number and kind of shares or other property, including cash, subject to outstanding options and awards;
- In the option or exercise price, if applicable; and
- Other adjustments as the Committee deems appropriate.

CHANGE IN CONTROL

Unless the Committee or the Board determines otherwise at the time of grant, in the event a participant's employment is involuntarily terminated without cause during the 24-month period following a change in control:

- Any unvested options and SARs will vest and remain exercisable for their full term in accordance with the terms of the grant, as applicable;
- Any unvested TSRUs will continue to vest and will be settled in accordance with the terms of the grant, as applicable;
- Any vested options, TSRUs, and SARs will remain exercisable for their full term or be settled in accordance with the terms of the grant, as applicable;
- In general, performance awards will continue to vest and become payable in accordance with the terms of the grant, as applicable;
- The restrictions on any restricted stock awards will lapse, and will become fully vested and transferable to the full extent of the original grant, as applicable; and
- RSUs, other stock unit awards, and any other awards will continue to vest and become payable in accordance with the terms of the grant, as applicable.

Additionally, the Committee or the Board may provide for awards to be cancelled in exchange for a cash payment in connection with a change in control. Further if the buyer does not assume the awards, the awards will vest and be paid out within 60 days of the change in control.

RECOUPMENT POLICY

Awards under the Amended Plan are subject to the company's policies on recoupment of gains realized from any awards as may be in effect from time to time. All awards granted under the Amended Plan will be subject to the company's clawback and recoupment policies, as well as the Pfizer Inc. Recoupment Policy which was adopted in compliance with NYSE listing standards and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

AMENDMENT AND REVOCATION

The Board may amend or revoke the Amended Plan, but may not, without prior approval of our shareholders:

- Increase the maximum number of shares of common stock that may be issued under the Amended Plan;
- Extend the term of the Amended Plan or of options granted under the Amended Plan;
- Change the eligibility criteria;
- Reprice any option, TSRU or SAR except as provided for in the Amended Plan; or
- Take any other action that requires shareholder approval to comply with any tax or regulatory requirement.

Additionally, the Board may not take any action with respect to an affected participant without such participant's consent if the action would materially impair the participant's rights under any outstanding award.

Types of Awards

STOCK OPTIONS

Options granted under the Amended Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Code. The option price may not be less than the fair market value of the stock on the date the option is granted. On January 30, 2026, the closing price of our shares traded on the NYSE, as published in the Wall Street Journal, was $26.44 per share.

The option price is payable in cash or, if the grant provides, in common stock. Generally, all options terminate after a 10-year period from the date of the grant. The Amended Plan also provides for the automatic exercise of options that are due to expire in the event that the option price is less than the fair market value of the underlying shares.

The Committee determines the terms of each stock option grant at the time of the grant.

TOTAL SHAREHOLDER RETURN UNITS / STOCK APPRECIATION RIGHTS

A TSRU or SAR represents a right to receive the excess of (i) the fair market value of one share of common stock on the date of the settlement pursuant to the terms of the grant plus dividends, if applicable, over (ii) the grant price of the right on the grant date, as specified by the Committee. TSRUs and SARs may, but need not, be granted in tandem with options. The Committee determines the terms of each TSRU/SAR at the time of the grant. Any freestanding TSRU/SAR may not be granted with a grant price that is less than the fair market value of the stock on the date the TSRU/SAR is granted and cannot have a term longer than 10 years. Distributions to the recipient may be made in common stock, in cash or in a combination of both as determined by the Committee. Eligible recipients, can exercise and convert vested TSRU gains into stock units, which are referred to as PTUs and which will settle on the original TSRU settlement date, subject to the terms and conditions of the grant.

RESTRICTED STOCK AWARDS

Restricted stock is stock issued with such contingencies or restrictions as the Committee may impose. Until the conditions or contingencies are satisfied or lapse, the stock is subject to forfeiture. Unless the Committee determines otherwise, a recipient of a restricted stock award has the same voting, dividend and other rights as holders of common stock, except that the Amended Plan prohibits the payment of dividends on unearned/unvested awards. If the participant ceases to be an employee before the end of the contingency or restricted period, the award is forfeited, subject to such exceptions as authorized by the Committee.

RESTRICTED STOCK UNITS

A restricted stock unit or an RSU is an award of a right to receive, in cash or shares, as the Committee may determine, the fair market value of one share of Pfizer common stock, on such terms and conditions as the Committee may determine.

PERFORMANCE-BASED AWARDS

The Amended Plan has been designed to permit the Committee to grant performance-based awards that are earned subject to the achievement of set performance goals, including PSAs, PPSs, performance cash awards and other awards/units. A performance award may be in any form of award permitted under the Amended Plan. The Committee may select periods during which performance criteria chosen by the Committee are measured for the purpose of determining the extent to which a performance award has been earned. The Committee decides whether the performance levels have been achieved, what amount of the award will be paid and the form of payment, which may be cash, stock or other property or any combination. The Amended Plan has also been designed to permit the grant of performance-based awards that are denominated in cash.

Performance goals may be based on the achievement of specified levels of company performance (or performance of an applicable unit or division of the company) under one or more of the measures described in the Amended Plan, relative to the performance of other corporations or comparable businesses and may provide for the inclusion or exclusion of specified extraordinary, nonrecurring charges.

U.S. Tax Treatment of Options and Awards

The following is a summary of certain United States federal income tax consequences with respect to certain awards that may be granted pursuant to the Amended Plan. The following discussion is a brief summary only, and reference is made to the Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences of participation in the Amended Plan.

INCENTIVE STOCK OPTIONS

An incentive stock option results in neither taxable income to the optionee, nor a deduction to the Company, at the time it is granted or exercised. If the optionee holds the stock received as a result of an exercise of an incentive stock option for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on disposition of the stock is treated as a long-term capital gain. If the shares are disposed of during this period, however (i.e., a “disqualifying disposition”), then the optionee will include the income, as ordinary compensation for the year of the disposition, in an amount equal to the excess, if any, of the fair market value of the shares, upon exercise of the option over the option price (or, if less, the excess of the amount realized upon disposition over the option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, the company will be entitled to a deduction, in the year of such a disposition, for the amount includible in the optionee’s income as compensation, subject to Section 162(m) of the Code. The optionee’s tax basis in the shares acquired upon exercise of an incentive stock option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

NON-QUALIFIED STOCK OPTIONS

A non-qualified stock option results in no taxable income to the optionee or deduction to the company at the time it is granted. An optionee exercising a non-qualified stock option will, at that time, realize taxable compensation in the amount of the excess of the then market value of the shares over the option price. Subject to the applicable provisions of the Code, including Section 162(m), a deduction for federal income tax purposes will be allowable to the company in the year of exercise in an amount equal to the taxable compensation realized by the optionee. The optionee’s tax basis in shares received upon exercise is equal to the sum of the option price plus the amount includible in his or her income as compensation upon exercise.

Any gain (or loss) upon subsequent disposition of the shares will be a long- or short-term gain (or loss), depending upon the holding period of the shares.

If a non-qualified stock option is exercised by tendering previously owned shares of the company’s common stock in payment of the option price, then, instead of the treatment described above, the following will apply: a number of new shares equal to the number of previously owned shares tendered will be considered to have been received in a tax-free exchange; the optionee’s basis and holding period for such number of new shares will be equal to the basis and holding period of the previously owned shares exchanged. The optionee will have compensation income equal to the fair market value on the date of exercise of the number of new shares received in excess of such number of exchanged shares; the optionee’s basis in such excess shares will be equal to the amount of such compensation income; and the holding period in such shares will begin on the date of exercise.

TOTAL SHAREHOLDER RETURN UNITS / STOCK APPRECIATION RIGHTS

Generally, the recipient of a stand-alone TSRU/SAR will not recognize taxable income at the time the stand-alone TSRU/SAR is granted. If an employee receives the appreciation inherent in the TSRU/SAR (change in stock price plus dividends from grant date to settlement date) in cash, the cash will be taxed as ordinary income to the employee at the time it is received. If an employee receives the appreciation inherent in the TSRU/SAR in stock, the value is converted into stock which is taxable as ordinary income at the fair market value of the stock. Eligible recipients can exercise and convert vested TSRU gains into PTUs which will settle on the original TSRU settlement date, subject to the terms and conditions of the grant.

In general, there will be no federal income tax deduction allowed to the company upon the grant or termination of TSRU/SARs. However, upon the settlement of a TSRU/SAR, the company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement, subject to Section 162(m) of the Code.

RESTRICTED STOCK AWARDS / PERFORMANCE STOCK AWARDS

No income will be recognized at the time of grant by the recipient of a restricted stock award or performance stock award while such award is subject to a substantial risk of forfeiture. Generally, at the time the substantial risk of forfeiture terminates with respect to a stock award, the then fair market value of the stock awarded will constitute ordinary income to the employee. Subject to the applicable provisions of Section 162(m), a deduction for federal income tax purposes will be allowable to the company in an amount equal to the compensation realized by the employee.

OTHER AWARDS

In the case of an award of RSUs, performance awards, dividend equivalents or dividend equivalent units or other stock or cash awards, the recipient will generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery. In that taxable year, the company will receive a federal income tax deduction in an amount equal to the ordinary income which the recipient has recognized, subject to Section 162(m) of the Code.

TAX TREATMENT OF AWARDS TO NON-EMPLOYEE DIRECTORS AND TO EMPLOYEES OUTSIDE THE U.S.

The grant and settlement of awards under the Amended Plan with respect to non-employee Directors and employees outside of the U.S., as well as the exercise of options or stock appreciation rights by employees outside of the U.S., may be taxed on a different basis.

NEW PLAN BENEFITS

No awards made under the Restated Plan prior to the date of the 2026 Annual Meeting were granted subject to shareholder approval of this Item 3. Future awards to be made under the Amended Plan are subject to the discretion of the Committee, or in the case of awards to non-employee Directors, the Governance Committee, and accordingly, are not currently determinable. Additionally, the 2026 awards granted to executive officers and all other employees prior to the 2026 Annual Meeting date would not have been increased if they had been made under the proposed Amended Plan, rather than under the Restated Plan.

The “Summary Compensation Table” and the “2025 Grants of Plan-Based Awards Table” appearing elsewhere in this Proxy Statement show the awards that were made under the Restated Plan in 2025 to our NEOs. As discussed herein under “Non-Employee Director Compensation,” each non-employee Director who was elected to serve as a Director of the company following the 2025 Annual Meeting was granted an award of Pfizer stock units with a grant date dollar value equal to $205,000, which resulted in the grant of stock units with an aggregate grant date dollar value of approximately $2,460,000.

ADDITIONAL PLAN INFORMATION

The outstanding aggregate number of shares subject to equity awards under the Restated Plan since its inception through January 30, 2026, is set forth in the table below. This information would be the same for the Amended Plan if it were effective as of January 30, 2026. The closing price of a share of Pfizer common stock on January 30, 2026 was $26.44.

Name	Number of Options/TSRUs Granted (#)(1)	Average Per Share Exercise Price ($)	Number of Shares Subject to Other Stock Awards or Unit Awards (#)(2)	Market Value of Shares Subject to Stock or Unit Awards ($)(3)
Albert Bourla, DVM, Ph.D.	1,487,296	25.75	349,515	9,241,177
David M. Denton	413,138	25.75	97,087	2,566,980
Chris Boshoff, MD, FRCP, FMedSci, Ph.D.	495,765	25.75	116,505	3,080,392
Aamir Malik	371,824	25.75	87,379	2,310,301
Douglas M. Lankler	371,824	25.75	87,379	2,310,301
All current executive officers as a group (excluding those listed above)	1,231,150	25.75	289,321	7,649,647
All current directors who are not executive officers as a group	0	0	207,132	5,476,570
All nominees for election as directors as a group	0	0	0	0
Each associate of any such directors, executive officers, or nominees	0	0	0	0
Each other person who received or is to receive 5% of such options, warrants, or rights	0	0	0	0
All employees, including all current officers who are not executive officers, as a group	44,220,502	25.76	43,185,654	1,141,828,695

(1) Represents 46,693,673 TSRUs and 1,897,826 stock options.

(2) Other stock awards were granted in the form of RSUs, PTUs, PPSs and PSAs. Performance-based awards are reflected assuming "target" performance. Please see the "*Compensation Discussion and Analysis*" section of this Proxy Statement for additional details on the performance-based awards.

(3) Amounts calculated based on $26.44, the closing price of the company's common stock on January 30, 2026.

For additional information, please see our "*Equity Compensation Plan Information*" table later in this Proxy Statement.

Your Board of Directors unanimously recommends a vote **"FOR"** the approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026.

Item 4

2026 Advisory Approval of Executive Compensation

Our executive compensation program aligns interests of participants, including key executives, with the long-term interests of our shareholders; attracts, retains and motivates participants, including key executives, to drive our business and financial performance; and links a significant portion of the individual's executive compensation to the achievement of pre-established performance metrics directly tied to our business goals and strategies.

The Compensation Committee believes that Pfizer's pay-for-performance executive compensation program is consistent with the goals of its executive compensation philosophy to drive performance and increase shareholder value. This philosophy is intended to align each executive's compensation with Pfizer's short- and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives crucial to our long-term success.

In accordance with this philosophy, our executive compensation program delivers a significant portion of the total compensation opportunity for each of our executives (including the NEOs) as long-term compensation directly tied to Pfizer's total shareholder return and other performance factors that measure our progress against our strategic goals and operating plans, as well as individual performance. Additionally, in setting target levels of compensation and the value and level of award opportunities, the Compensation Committee considers the median compensation values of our Pharmaceutical Peer and General Industry Comparator Groups.

2025 Advisory Vote on Executive Compensation

Our executive compensation program received majority shareholder support and was approved, on an advisory basis, by 54.7% of the votes cast at the 2025 Annual Meeting, which was considerably lower than the support received in previous years. In response to this decline, the company actively sought feedback from investors to better understand the reasons behind the reduced support. The "*Compensation Discussion and Analysis*" section describes the post-proxy season investor feedback received, as well as our responses. See "*Investor Outreach*" for more information.

2025 Pay-for-Performance

Our solid financial performance in 2025 resulted from our continued focus on execution of our strategic priorities. We built on leadership positions within our commercial portfolio, received several key approvals, simplified and boosted R&D productivity with digital tools, and prioritized and advanced our pipeline in areas where Pfizer is well positioned to help address unmet patient needs, all while being disciplined in strengthening our financial foundation. We are proud of our progress, marked by significant achievements including the acquisition of Metsera and our voluntary agreement with the U.S. Government that addressed the call for lowering prescription drug costs and aligning prices with those in other developed countries. In pursuit of our purpose, we reached millions of patients around the world with our medicines and vaccines, continued to deliver on our financial commitments, executed against our four 2025 strategic priorities with focus and discipline, successfully resolved certain significant uncertainties facing our business, completed transformative strategic business development deals, and delivered strong pipeline performance.

The Compensation Committee believes that the compensation of our NEOs for 2025 is reasonable and appropriate, aligned with the performance of our company and designed to ensure that our executives' interests align with shareholders' interest. Please see the "*Compensation Discussion and Analysis*" section for additional information.

In deciding how to cast your vote on this proposal, the Board requests that you consider the structure of our executive compensation program in connection with our 2025 performance, which is more fully discussed in the Compensation Discussion and Analysis (CD&A) section. The CD&A section also contains more details about how we implement our philosophy and goals, and how we apply these principles to our compensation program. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to ensure that performance is appropriately rewarded. Please see the "*Compensation Discussion and Analysis*" section for additional information.

2026 Advisory Vote on Executive Compensation

The Board is presenting this proposal, which gives shareholders the opportunity to endorse or not endorse our executive pay program, on an advisory basis, by voting "FOR" or "AGAINST" (or abstaining from voting on) the following resolution:

"RESOLVED, that the shareholders of Pfizer Inc. approve, on an advisory basis, the compensation of the company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement."

Although the advisory vote is non-binding, the Board values shareholders' opinions and our Compensation Committee will review the results of the vote and will consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

Your Board of Directors unanimously recommends a vote "**FOR**" the approval, on an advisory basis, of the compensation of the company's Named Executive Officers.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of Pfizer's 2026 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2026 Proxy Statement.

THE COMPENSATION COMMITTEE

James C. Smith, Chair
Ronald E. Blaylock
James Quincey
Cyrus Taraporevala

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes Pfizer's executive compensation program for 2025 and certain elements of our 2026 program. It explains how the Compensation Committee of the Board (the Committee) made 2025 performance year compensation decisions for our executives, including the following Named Executive Officers (NEOs):

Albert Bourla, DVM, Ph.D. — Chairman and Chief Executive Officer (CEO)
David M. Denton — Chief Financial Officer (CFO), Executive Vice President (EVP)
Chris Boshoff, MD, FRCP, FMedSci, Ph.D. — Chief Scientific Officer and President, Research & Development
Aamir Malik — Chief U.S. Commercial Officer, Executive Vice President (EVP)
Douglas M. Lankler — Chief Legal Officer, Executive Vice President (EVP)

Table of Contents

Executive Summary	**54**	Pfizer's Executive Compensation: Pay-for-Performance Philosophy
	57	Advisory Vote on Executive Compensation and Shareholder Outreach Program
	60	Executive Compensation Program Summary
Section 1: Elements of Our Executive Compensation Program	**62**	Description of NEO Pay Elements
	67	2026 Compensation Actions
Section 2: How We Determine Executive Compensation	**68**	Overview of the Role of the Compensation Committee and its Independent Compensation Consultant
	68	Setting Target Pay Levels
Section 3: How We Evaluate Performance: 2025 Compensation Decisions	**70**	Linking Pay and Performance
	72	Summary of the NEOs' Performance
Section 4: Benefit Programs	**74**	Summary of Benefit Programs
Section 5: Other Compensation Programs and Policies	**75**	Summary of Other Compensation Programs and Policies
Compensation Tables	**78**	Compensation Tables
	92	CEO Pay Ratio
	92	Pay-Versus-Performance Table
	98	Equity Compensation Plan Information
Financial Measures	**99**	Reconciliation of Generally Accepted Accounting Principles (GAAP) to Non-GAAP Financial Measures

Executive Summary

PFIZER'S EXECUTIVE COMPENSATION: PAY-FOR-PERFORMANCE PHILOSOPHY

Our executive compensation program is designed to attract and retain highly qualified executives and incentivize them to create value and advance the interests of our shareholders. Consistent with Pfizer's compensation philosophy, the program aligns pay with performance and supports long-term value creation. (See "*Our Business and Strategy*" earlier in this Proxy Statement.)

OUR PHILOSOPHY

- Aligns each executive's compensation with Pfizer's short- and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives crucial to Pfizer's long-term success;
- Delivers a significant portion of the total compensation opportunity for each of our executives (including the NEOs) as long-term incentives directly aligned with shareholders' interests and tied to Pfizer's performance against factors that measure our progress against the goals of our strategic and operating plans, as well as absolute and relative total shareholder return (TSR); and
- Benchmarks compensation against that of our Pharmaceutical Peer and General Industry Comparator Groups with consideration of each of these companies' market capitalization and complexity — as indicated by revenues, range of products, international operations and other factors — to set target levels of compensation and determine the value and level of award opportunities.

2025 NEO PAY MIX

Pfizer's executive compensation program is designed to strengthen the link between pay and performance by having a significant portion of each executive's target compensation tied to the achievement of pre-established performance metrics directly related to our business goals and strategies. Using year-end salary and target short- and long-term incentive awards, our pay mix is as follows:

CEO – 2025 Target Total Direct Compensation

Other NEOs – 2025 Target Total Direct Compensation (Average)


8%
15%
77%
92% Performance-Based
Year-End Salary
Annual Short-Term Incentive (Target)
Annual Long-Term Incentive (Target)
18%
18%
64%
82% Performance-Based

Additionally, our stock ownership guidelines promote alignment with shareholders' interest by requiring the CEO to own Pfizer stock with a value equal to at least eight times his base salary and for each other NEO to own Pfizer stock with a value equal to at least four times their respective base salary. These guidelines include progressive steps to reach these ownership levels within approximately five years (see "*Stock Ownership and Holding Requirements*" later in this Proxy Statement).

COMPENSATION PRACTICES

Compensation Risk Assessment

As part of our compensation program, we conduct an annual comprehensive assessment of the potential compensation-related risks to Pfizer of the following compensation programs:

Executive Compensation Program: The Committee's independent advisor conducts a risk assessment of the executive compensation program at the direction of, and subject to review by, the Committee. It focuses on: (i) ensuring an appropriate balance in our program structure to mitigate compensation-related risk by using an appropriate mix of cash versus stock, short-term versus long-term measurements, and financial versus non-financial goals, and (ii) best-practice policies to mitigate compensation-related risk, including recoupment provisions providing clawbacks and forfeitures, stock ownership guidelines, equity administration rules, and insider trading and hedging/pledging prohibitions.

Global Compensation Program: An assessment of our global sales incentive and commission plans is conducted annually by management and reviewed by the Committee and its independent advisor. The assessment takes into consideration the plan metrics, plan participation rates, recovery/clawback provisions and other risk-mitigation factors, as well as the maximum potential payouts.

Based on the results of these assessments, the Committee does not believe the compensation programs create risks that are reasonably likely to have a material adverse effect on the company.

Leading Compensation Practices

What We Do	What We Do Not Do
☑ 100% Performance-Based Annual Long-Term Incentives	☒ Permit Hedging or Pledging of Pfizer Stock
☑ Minimum Vesting Period on Long-Term Incentives	☒ Provide Employment Agreements
☑ Non-Compete Agreements	☒ Provide "Single Trigger" Change in Control Payments or Benefits or Change in Control Agreements
☑ Stock Ownership Requirements	☒ Reprice Outstanding Long-Term Incentives
☑ Multiple Metrics across Short-Term and Long-Term Incentive Programs	☒ Provide "Gross-Ups" For Excise Taxes or Perquisites (except for certain relocation expenses)
☑ Compensation Recovery/Clawback	☒ Provide Cash Severance Exceeding 2.99 times the sum of base salary plus target bonus
☑ Risk Mitigation	
☑ Robust Investor Outreach	
☑ Independent Compensation Consultant	

2025/2026 KEY COMMITTEE ACTIONS

Based on the Committee's annual review and in response to evolving business needs, market best practices, and shareholder outreach and feedback (see "*Advisory Vote on Executive Compensation and Shareholder Outreach Program*" for additional details regarding actions taken as a result of our shareholder outreach program), the Committee took the following actions in 2025 and early 2026 to enhance our compensation program.

Non-Compete Agreements	• Implemented non-compete provisions through new agreements for senior management (including the NEOs and other Executive Leadership Team (ELT) members), to align with market practice, and to enhance protection of Pfizer's proprietary, confidential information and trade secrets.
Peer Group	• Updated the General Industry peer group to better reflect comparable revenue levels and market capitalization by removing Exxon Mobil Corporation and UnitedHealth Group Incorporated and adding Danaher Corporation, Medtronic plc, and Thermo Fisher Scientific Inc.
Global Performance Plan (GPP) (Bonus Program/Short-Term Incentive Plan)	• Added Adjusted Net Income(1) as one of the three financial metrics in the GPP, replacing Adjusted Diluted Earnings per Share (Adjusted Diluted EPS)(1). Adjusted Diluted EPS(1) is now the annual operational metric for the Performance Share Awards (PSAs). The Committee believes that this change better aligns our GPP and PSAs with market practices, ensuring consistency with other industry peers. • Simplified the GPP to continue its focus on financial performance and progressing the pipeline; as such, the 2025 GPP financial metrics and weightings were set at: 40% Revenue, 40% Adjusted Net Income(1) and 20% Cash Flow from Operations and the pipeline modifier can impact the funding level by up to +/- 25 percentage points.
Long-Term Incentive (LTI) Program	• Selected Adjusted Diluted EPS(1) as the annual metric for the PSAs. As stated above, Adjusted Diluted EPS(1) was determined to be a more appropriate long-term incentive metric and is consistent with market practices. • Starting with the March 2026 Annual LTI awards, adjusted the LTI award mix for the NEOs by increasing the percentage of LTI grant value delivered as PSAs to 75% from 50% and having the remaining 25% delivered as Total Shareholder Return Units (TSRUs). The Committee reallocated a portion of the TSRUs to PSAs to better align with market practices and feedback from shareholders. While the Committee has always considered TSRUs to be performance-based, some shareholders do not share this perspective. As such, the Committee opted to increase the proportion of PSAs to 75% to underscore the importance it places on tying pay to performance. – For 2025, adjusted the allocation of TSRUs in the 2025 Annual LTI award allocation from 25% of each of the 5-year and 7-year TSRUs to 50% 5-year TSRUs. This change reflects the Committee's intent to balance the importance of a long-term focus with the need to provide awards that are consistent with market practices.

(1) See "*Financial Measures*" for a comparison of U.S. GAAP net income and non-GAAP Adjusted Net Income for annual incentive purposes. Adjusted Diluted EPS, as the PSA performance measure, is defined as U.S. GAAP diluted EPS attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses. See "Non-GAAP Financial Measure: Adjusted Income — Certain Significant Items" in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section in Pfizer's 2025 Annual Report on Form 10-K for information about significant substantive and/or unusual items that are evaluated on an individual basis.

ADVISORY VOTE ON EXECUTIVE COMPENSATION AND SHAREHOLDER OUTREACH PROGRAM

Pfizer and its Board of Directors are committed to open and continued communications with our shareholders and have a robust outreach program. Historically, our Say-on-Pay (SOP) proposal has received strong support, averaging 93.5% from 2015 through 2024. However, the support for the 2025 SOP proposal declined to 54.7%. The Board was disappointed with the results of our 2025 SOP vote and requested that management conduct robust engagement with shareholders, with the primary objective of obtaining feedback on our pay programs and the 2025 SOP vote.

As detailed in the section of this Proxy Statement titled "*Investor Outreach — Our Integrated Approach to Investor Outreach*," during the fall engagement season, we extended invitations to 50 of our largest institutional investors, as well as some smaller institutional investors, representing approximately 44% of the company's outstanding shares and engaged with shareholders owning approximately 30% of the company's outstanding shares.

The Compensation Committee Chair, Jim Smith, led executive compensation-related discussions with several of the company's largest investors, representing approximately 21% of our outstanding shares. These efforts underscore our commitment to engaging with shareholders and the importance we place on understanding their perspectives. We take shareholders' feedback seriously and are committed to listening to and addressing their concerns. Most of the shareholders with whom we engaged broadly supported the overall structure of our executive compensation program, appreciated the robust disclosure on the 2024 modifications to certain LTI awards and understood the rationale behind the modifications despite mixed support for the modifications themselves.

Below is a summary of what our shareholders told us and our responses and actions taken. Despite some common topics in the feedback, almost no shareholders provided go-forward requests or recommendations on how to modify our compensation program, as most shareholders who voted against our 2025 SOP proposal cited the modification of certain LTI awards as the main reason for their vote. As such, we have endeavored to be as responsive to the feedback as possible, and took actions that we believe address the high-level feedback shared.

What Shareholders Told Us	Responses To Shareholders' Feedback and Actions Taken
• Shareholders had mixed reactions to the 2024 LTI modifications. However, virtually all of the shareholders, irrespective of their SOP vote, commented favorably on the detailed disclosure of the LTI modifications (as disclosed in the 2025 Proxy Statement) as they felt it provided a clear insight into the Committee's thought processes and rationale for their actions. • Shareholders supporting SOP indicated that their votes were based on their overall evaluation of the compensation programs and the specific circumstances and detailed rationale for the modifications. • Most shareholders who voted against SOP expressed concerns with the modification of "in-flight LTI awards," as such actions are contrary to their voting policies.	• ***Action:*** The Committee confirmed that it does not intend to take similar action in the future. • ***Responses:*** The LTI modification of outstanding awards was an extraordinary action in response to exceptional circumstances, as demand for COVID-19-related products dropped dramatically. The Committee remains firmly committed to leading governance practices in the design of the pay-for-performance program and determined that this action represented a one-time exception, rather than a change to Pfizer's long-standing compensation practices.

What Shareholders Told Us	Responses To Shareholders' Feedback and Actions Taken
• Several shareholders requested additional detail on the annual short-term incentive goal-setting process (in particular the 2024 cash flow target).	• ***Action:*** Provided enhanced Proxy Statement disclosure on the annual incentive goal-setting process. See "*Annual Incentive Objectives and Results*." • ***Responses:*** The Committee sets annual incentive targets derived from the annual operating plan, as well as through a disciplined, bottom-up budgeting process that reflects the company's evolving operating environment, rather than year-over-year comparison and as such, targets may be lower or higher than the prior year's goal or actual performance. This process is designed to establish appropriately challenging stretch targets that incorporate current product performance, new products and line extensions, business development activities, anticipated losses of exclusivity, and foreign exchange volatility.
• Several shareholders requested the rationale behind the use of three one-year performance periods for the financial performance goal of the PSAs.	• ***Action:*** Provided enhanced Proxy Statement disclosure on the annual LTI program. See "*2025 Annual Long-Term Incentive Award Program*." • ***Responses:*** Given the nature of our business, in which the metrics can be influenced — positively or negatively — by events outside of the control of executives, such as shorter- or longer-than-expected periods of exclusivity, new drug approvals (which have unpredictable timing) and purchases or dispositions of business units or assets, the Committee determined that the use of three one-year performance periods for the PSA financial metric combined with the three-year relative total shareholder return (TSR) modifier was the best structure. This approach limits the potential need for adjustments and provides a strong framework that aligns with the shareholders' experience without placing undue emphasis on potential target adjustments. • The addition of the financial metric to the PSAs stemmed from prior suggestions of several shareholders who, when discussing the PSA design, encouraged the Committee to include an operating metric in the PSAs rather than continuing the sole use of a three-year relative TSR metric. The Committee incorporated the financial operating metric with the continued use of the three-year relative TSR, albeit as a modifier. In addition, the PSAs payout is capped at a target payout if the absolute TSR is negative for the full three-year performance period.

What Shareholders Told Us	Responses To Shareholders' Feedback and Actions Taken
• Some shareholders had perceived that there was a misalignment between pay and performance in the executive compensation program.	• ***Action:*** Adjusted the LTI award mix for the NEOs to increase the weighting of performance share awards by increasing the percentage of grant value delivered as PSAs. The 2026 annual LTI award percentage of the LTI value delivered as PSAs was increased to 75% from 50% and the remaining 25% was granted as TSRUs. • ***Responses:*** Although the Committee has consistently regarded TSRUs as performance-based, some shareholders do not share the same view. In response, the Committee increased the proportion of PSAs to 75% of the LTI grant value to underscore the importance it places on tying pay to performance.

2025 EXECUTIVE COMPENSATION PROGRAM SUMMARY

Element	Type/Form	Performance Measures	Program Design	Objectives
Salary	**Cash**	Fixed cash compensation; reviewed annually and adjusted, as appropriate	A fixed amount of compensation for performing day-to-day responsibilities based on market data, job scope, responsibilities and experience. Generally reviewed annually for a potential increase based on a number of factors, including market levels, performance and compensation practices that are equitable within the organization.	Provides competitive level of fixed compensation that helps attract and retain high-performing executive talent.
Annual Short-Term Incentive/ Global Performance Plan (GPP)	**Cash**	Funded based on Pfizer's performance and weighted as follows:	Aggregate pool funded based on the performance against Pfizer's annual financial goals, and the achievement of pre-set pipeline goals (non-financial goals). Individual awards are based on operating unit/ function performance, individual performance measured over the year, and consideration of plan funding.	Provides incentive to executives to achieve short-term results that create sustained future growth potential and long-term shareholder value.
		Metrics		
		Total Revenue (40%)	A leading indicator of performance and value creation; provides a clear focus on growth; an important measure in our industry; understandable with a clear line of sight and employee impact.	
		Adjusted Net Income* (40%)	A measure of income that provides focus on profitable growth and expense control within core operations; considered a strong indicator of sustained core performance over the long term with clear visibility and employee impact.	
		Cash Flow from Operations (20%)	A measure that provides focus on generating cash in the short term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases (as applicable); focuses managers on expense control and on improving working capital; a strong link to long-term shareholder value creation.	
		Pipeline Achievement Modifier of up to +/- 25 percentage points	A measure to recognize the progress and delivery of the research and development (R&D) pipeline, which is vital to Pfizer's long-term success.	
Annual Long-Term Incentive Compensation (100% Performance-Based Equity)	**5-Year Total Shareholder Return Units (TSRUs)** Represents 50% of total annual grant value	Absolute TSR	5-Year TSRUs generally vest three years from the grant date and are settled on the fifth anniversary of the grant date. The value earned is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the grant price (the closing stock price on the date of grant), plus the value of dividend equivalents accumulated over the term. This value, if any, is converted into shares by dividing it by the settlement price; no value is received if the TSR is negative. Accordingly, receipt of any value from these awards is contingent on absolute total shareholder return performance.	Provides direct alignment with shareholders as awards are tied to absolute TSR.
	Performance Share Awards (PSAs) Represents 50% of total annual grant value	Adjusted Diluted EPS* and relative TSR	PSAs have a three-year performance period starting on January 1st of the year of grant and generally vest on the third anniversary of the grant with value delivered, if any, based on performance. Paid based on the company's performance against three one-year Adjusted Diluted EPS* goals, set annually, modified by relative TSR, as compared to the NYSE Arca Pharmaceutical Index (DRG Index or DRG), over a three-year period. The range of payout is 0%-200% based on financial performance and modified by relative TSR. The maximum payout is 200% of target but is capped at target if the TSR for the performance period is negative. Dividend equivalents paid during the performance period are applied to the number of shares earned under the award. Earned PSAs, including the dividend equivalents, are paid in cash to active employees and in shares to former employees.	Provides alignment with shareholders by aligning compensation to financial goals and relative TSR over a three-year performance period.

* See "*Financial Measures*" for a comparison of U.S. GAAP net income and non-GAAP Adjusted Net Income for annual incentive purposes. Adjusted Diluted EPS, as the PSA performance measure, is defined as U.S. GAAP diluted EPS attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses. See "Non-GAAP Financial Measure: Adjusted Income — Certain Significant Items" in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section in Pfizer's 2025 Annual Report on Form 10-K for information about significant substantive and/or unusual items that are evaluated on an individual basis.

2025 EXECUTIVE COMPENSATION PROGRAM SUMMARY (CONTINUED)

Element	Plan/Program	Program Design	Objectives
Retirement	**Savings Plan**	A qualified savings plan providing participants with the opportunity to defer a portion of their eligible pay up to the IRC limitations (on a pre-tax, after-tax, or Roth basis) and receive a company matching contribution (i.e., defer 6.0% to receive a 4.5% matching contribution). In addition, since 2018, all participants receive an age- and service-weighted company-provided Retirement Savings Contribution (RSC) (5% to 9% of eligible pay).	Provides retirement benefits through elective deferrals, company matching contributions and RSC, up to Internal Revenue Code (IRC) limits.
	Supplemental Savings Plan	A non-qualified savings plan providing participants a pre-tax savings opportunity relating to amounts in excess of the IRC limitations under the same formulas/features (matching contributions and RSC) as the qualified savings plan noted above.	Allows for deferrals, company matching contributions and RSC in excess of IRC limits.
	Pension Plan**	Qualified pension plan provides retirement income for eligible participants generally based on years of service and final average earnings; frozen as of December 31, 2017.	Provides retirement income based on tenure and compensation, up to IRC limits.
	Supplemental Pension Plan**	Non-qualified pension plan provides retirement income relating to compensation and benefits in excess of the IRC limitations under the same formula as the qualified pension plan noted above; frozen as of December 31, 2017.	Provides retirement income based on tenure and compensation in excess of IRC limits.
Other	**Perquisites**	Certain other benefits provided to executives by the company consisting of limited reimbursement for personal financial planning services, an annual executive physical, home security and additional security services, as deemed necessary, and certain personal travel benefits for the CEO and other NEOs (including other ELT members).	Provides additional benefits consistent with competitive practices and safety concerns; increases efficiencies and allows more productive use of NEOs' time, and therefore, greater focus on Pfizer-related activities.

** Plans were closed to new participants effective January 1, 2011 and benefits were frozen on December 31, 2017 for all participants.

SECTION 1 — Elements of Our Executive Compensation Program

2025 SALARIES

The table below shows the annual salaries for our NEOs set by the Committee, which are based on its review of competitive market practices and individual performances:

	Salary(1)		
Name	2024 ($)	2025 ($)	Increase (%)
A. Bourla	1,800,000	1,800,000	0.0
D. Denton	1,358,400	1,399,152	3.0
C. Boshoff(2)	1,200,000	1,400,000	16.7
A. Malik	1,356,300	1,396,989	3.0
D. Lankler(3)	1,255,200	1,422,142	13.3

(1) Salary is typically approved at the Committee's February meeting of the respective year and effective April 1 of that year.
(2) Effective January 1, 2025, new salary of $1,400,000 to reflect his appointment and increased responsibilities as Chief Scientific Officer and President, Research & Development.
(3) Effective January 1, 2025, new salary of $1,380,720 to reflect his increased responsibilities for the Compliance function as Chief Legal Officer, EVP.

2025 ANNUAL INCENTIVE AWARD/GLOBAL PERFORMANCE PLAN (GPP)

The Committee determined funding for the annual incentive plan by assessing the company's performance against three pre-set, weighted financial goals tied to Pfizer's annual operating plan, our achievement of pre-set pipeline goals that support sustained portfolio delivery, and consideration of other qualitative factors. Performance against the financial goals is measured using the same key assumptions that guide our annual operating plan.(1) This approach ensures consistency across our financial planning and performance evaluation processes. The Committee has determined that its evaluation process (illustrated below) provides the appropriate limited flexibility to determine the final GPP pool funding.

Determining Annual Incentive Pool

Based on a holistic review of Pfizer's overall performance with a strong focus on financial performance against pre-established goals, and considering the pipeline performance, as well as other qualitative factors, the Committee approved the GPP pool funding.

GPP Pool Funding Process

Financial Goals: Committee determined the funding level of the plan using a performance matrix with three financial goals

40% Total Revenue
40% Adjusted Net Income
20% Cash Flow from Operations

→

Non-financial Modifier and Other Qualitative Factors: Committee considered these factors as modifiers to the funding level calculated using the financial goals

Up to +/- 25 Percentage Points based on performance against Pipeline goals

→

Adjust +/- depending on the Committee's evaluation of other qualitative factors

→

For 2025, the CEO allocated the same funding to each operating unit/ function.

Leaders significantly differentiated pay to be more closely aligned with individual performance and contributions.

Plan Funding Capped at 200%

(1) Includes budgeted foreign exchange rates, business development activity (e.g., acquisitions or divestitures), planned increases in the pricing of our medicines, planned capital allocation activities, such as share repurchases and dividend payments (share repurchases in excess of budgeted amounts are removed from the calculation of the financial results for GPP purposes), and/or other operational factors (e.g., losses of exclusivity), as well as certain other qualitative criteria. In general, legal settlements will remain in the adjusted numbers as part of ordinary course of business. However, anomalous settlements, including but not limited to, acquisition-related activities and discontinued operations, are reviewed by the Controller and CFO to determine if they should be treated as a "Certain Significant Item" (CSI). CSI designations are ultimately reviewed by the Compensation Committee and the Board of Directors as part of their review of the financial statements. See "*Financial Measures*" for a comparison of U.S. GAAP revenues and U.S. GAAP net income and non-GAAP total revenue and non-GAAP Adjusted Net Income for annual incentive purposes, respectively.

In determining the funding level, the Committee evaluates the performance measured against the selected financial metrics and the non-financial (pipeline) modifier, as well as other qualitative factors annually, considering the following:

- Consistency with best practices in our industry;
- Support of the annual operating plan;
- Reinforcement of our portfolio strategy, promotion of our decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the company's long-term goals — while not encouraging unnecessary or excessive risk-taking; and
- Progress on our achievement of key pipeline goals, which has the potential to drive long-term shareholder value.

ANNUAL INCENTIVE TARGET SETTING PROCESS

Pfizer's Compensation Committee sets rigorous financial and strategic goals that help drive strong performance and create long-term value while ensuring that there is a sufficient degree of stretch.

Financial goals are derived from and tied to the annual operating plan, which forms the basis of Pfizer's initial financial guidance disclosed at the end of the prior year (December 2024 in the case of the 2025 fiscal year). The operating plan is the result of a comprehensive business review and the development of goals from the bottom-up. This process ensures that targets are sufficiently rigorous based on all known factors for a given year. As such, targets may be lower or higher than the prior year's goal or actual performance. Additionally, the 2025 Revenue maximum target reflects performance above the high end of the financial guidance range.

The 2025 operating plan and financial guidance were set considering the following externally disclosed non-recurring factors which were expected to adversely impact 2025 financial guidance/goals versus 2024 results:

- 2024 Non-recurring items of approximately $1.2 billion in Revenue and $0.30 in EPS, in the aggregate, resulting from:
  - 2024 Revenue benefit from one-time Paxlovid U.S. Government true-up and stockpile build (~$1.2 billion Revenue);
  - Haleon equity income that was included in 2024 results (not applicable for 2025); and
  - 2024 tax rate favorably impacted by Pillar 2* timing, and, to a lesser extent, audit settlements.
- Anticipated net impact of IRA Part D Redesign** (~$1 billion, or 1.6%, net unfavorable year-over-year impact on revenue)

In-line with market practice, only the high-level financial metrics from the operating plan are disclosed publicly as financial guidance, including Revenue and Adjusted Diluted EPS. Other goals, such as Cash Flow from Operations, are communicated internally. The Compensation Committee used both the financial guidance and internally communicated goals, in the first quarter of the year (February 2025), to set the financial goals used for 2025 annual incentive purposes.

The adjusted net income framework excludes certain items used for budgeting and forecasting (amortization of intangible assets, acquisition-related items, discontinued operations, and significant non-recurring items) to provide a normalized view of performance which supports consistent and equitable incentive compensation decisions. The Cash Flow from Operations goal reflects anticipated working capital requirements to support the financial guidance.

The non-financial goals (pipeline achievement goals) are set in collaboration with the Board's Science and Technology Committee in February. These goals are based on three stages of pipeline development starting from signs of clinical activity to positive proof of concept/the pivotal study start decision and ending with product approvals measured by projected peak year revenues.

This approach ensures that financial and pipeline modifier goals are calibrated to promote strong performance, support long-term value creation, and incorporate an appropriate level of stretch. In addition to the operating plan, the Compensation Committee considered the following when setting the 2025 financial goals:

* Pillar 2 is a global tax framework setting a 15% global minimum tax on large multinational enterprises.

** Refers to the 2025 overhaul of Medicare Part D under the Inflation Reduction Act, which eliminates the coverage gap, caps participants' annual out-of-pocket spending at $2,000, and restructures cost-sharing among plans, manufacturers, and Medicare.

- The company's strategic priorities and transformation initiatives
- Historical performance and competitive positioning
- Anticipated cost reduction and productivity initiatives
- Business development activities
- Foreign exchange fluctuations
- Loss of exclusivity
- Macroeconomic and industry conditions.

ANNUAL INCENTIVE OBJECTIVES AND RESULTS

The Committee annually evaluates company performance relative to our GPP targets and may apply limited discretion to adjust the resulting bonus funding calculation. To enhance the rigor of this evaluation, all performance metrics for annual incentive purposes for are calculated using budgeted foreign exchange rates assumed in each respective year and exclude certain unbudgeted or non-recurring items — including, in the case of Adjusted Net Income and Cash Flow from Operations, acquired in-process research and development expenses. This approach ensures that targets are set and performance is evaluated on a consistent, operationally driven basis that reflects the core performance of the business rather than items outside of management's control.

For 2025, the company's overall financial performance was strong with Adjusted Net Income and Cash Flow from Operations at the top of the performance matrix while Total Revenue was below target driven by lower than anticipated sales of COVID-19 related products, partially offset by strong non-COVID-19 product performance. Based on this performance and performance on the pipeline, the Committee funded the short-term incentive at 150% of target. The Committee noted the exceptional Adjusted Net Income and Cash Flow from Operations performance in 2025, attributable to the following core drivers:

- Adjusted Net Income performance was driven by commercial excellence in key non-COVID product categories, which generally carry higher margins, outperformance in ongoing cost improvement and productivity initiatives, including the expansion of our digital capabilities, and a favorable effective tax rate driven by our earnings composition, resulting in performance above expectations.
- Cash Flow from Operations results were largely driven by favorable Net Income, as well as the positive impact of strategic inventory management and accounts receivable outperformance.

The following tables outline the 2025 performance range details (as applicable) and the applicable 2024 and 2025 results for financial metrics:

Financial

Financial Goals —Goals are set based on all available factors to ensure that they represent appropriate stretch targets. This process includes considering expected growth of current products, expected revenue from new products and line extensions, and the impact of business development activities, losses of exclusivity, and fluctuations in foreign exchange rates. Given that certain factors can change in any specific period, the Committee believes that in its determination of whether goals are challenging and rigorous, it should consider all relevant factors and not merely a year-over-year comparison.

Financial Objectives/(Weighting) (For Annual Incentive Purposes)	2024 Results* ($)	2025 Threshold ($)(1)	2025 Target ($)(1)	2025 Maximum ($)(1)	2025 Results ($)(1)
Total Revenue(2) (40%)	63.7 billion	58.0 billion	62.0 billion	66.0 billion	61.2 billion
Adjusted Net Income(3) (40%)	18.0 billion	15.2 billion	16.4 billion	17.7 billion	19.3 billion
Cash Flow from Operations(4) (20%)	13.0 billion	6.4 billion	9.2 billion	12.0 billion	12.6 billion

* As noted earlier in this Proxy Statement, starting in 2025, the 2025 GPP financial metrics and weightings were set at: 40% Revenue, 40% Adjusted Net Income (see footnote 3 below) and 20% Cash Flow from Operations and the pipeline modifier was: +/- 25 percentage points.

(1) 2025 Threshold, Target, and Maximum for annual incentive funding purposes and actual Results for annual incentive purposes.

(2) Total Revenue for annual incentive purposes is based on budgeted FX rates assumed in each respective year and excludes certain other unbudgeted or non-recurring items. Therefore, 2025 and 2024 results differ from U.S. GAAP revenues of $62.6 billion and $63.6 billion, respectively.

(3) Adjusted Net Income for annual incentive purposes is based on budgeted FX rates assumed in each respective year and excludes certain other unbudgeted or non-recurring items including acquired in-process research and development expenses. See "Non-GAAP Financial Measure: Adjusted Income — Certain Significant Items" in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section in Pfizer's 2025 Annual Report on Form 10-K for information about significant substantive and/or unusual items that are evaluated on an individual basis.

(4) 2025 and 2024 results exclude certain discretionary timing items for compensation purposes (non-GAAP amounts). Therefore, 2025 and 2024 results differ from U.S. GAAP cash flow from operations.

NOTE: See "*Financial Measures*" for a comparison of 2025 and 2024 U.S. GAAP revenues and U.S. GAAP net income and non-GAAP total revenue and non-GAAP adjusted net income, for annual incentive purposes, respectively. Adjusted net income is defined as U.S. GAAP net income before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items. Non-GAAP total revenue and non-GAAP Adjusted net income for annual incentive purposes are not, and should not, be viewed as substitutes for U.S. GAAP revenues and U.S. GAAP net income, respectively. For more information on revenues, see "Our 2025 Performance — Total Revenues" in the MD&A section in Pfizer's 2025 Annual Report on Form 10-K.

Non-Financial

Pipeline Achievement Goals — The pipeline achievement goals are based on three stages of pipeline development starting from signs of clinical activity to positive proof of concept/the pivotal study start decision (including a peak year revenue component) and ending with product approvals measured by projected peak year revenues. These goals align with the company's end-to-end pipeline development process and reinforce Pfizer's portfolio strategy and culture. At the end of the year, the Science and Technology (S&T) Committee of the Board and the Portfolio Management Team (PMT)* review, pressure test and validate the achievements and provide the Committee with a scoring recommendation based on the performance against each pre-set goal. Using the scoring recommendation as a guideline, the Committee then evaluates the pipeline performance holistically to determine the modifier to be applied.

Pipeline Objectives (For Annual Incentive Purposes)	Performance Range
Pipeline Growth (e.g., signs of clinical activity, positive proof of concept/pivotal study start decision, and product approvals measured by projected peak year revenues)	Up to +25 PP (Above)
	0 (zero) PP (Target)
	Up to -25 PP (Below)

* Committee composed of members of senior management that governs major pipeline investment and strategic R&D priorities.

2025 Annual Incentive Awards

In February 2026, the Committee determined the annual incentive awards for the NEOs for 2025 performance, considering the following:

- Dr. Bourla's performance as Chairman and CEO, with input from the independent Directors and advice from the Committee's independent compensation consultant.
  - After its review of Dr. Bourla's performance, as discussed in the NEO Assessment later in this Proxy Statement, the Committee and the independent members of the Board determined he had done an outstanding job leading the company to strong operational results.
  - The Committee approved an award of $5,400,000, which is equal to the bonus funding level discussed above, to reflect his performance and leadership in 2025 (see "*2025 NEO Performance Summaries*" later in this Proxy Statement).
- Dr. Bourla reviewed with the Committee his 2025 annual incentive award recommendations for each of the other NEOs, as well as the other ELT members, based on his evaluation of their individual performances and the performances of their respective operating units/functions.
  - The Committee, with input from the other independent Directors and the Committee's independent compensation consultant, reviewed these recommendations and considered the evaluation of each executive's performance and his or her relative contribution to Pfizer's overall performance, to determine the amounts awarded.
- The independent Directors reviewed and ratified the 2025 annual incentive awards for the CEO and other NEOs, as well as the other ELT members, as approved by the Committee.

Annual incentive award targets and payout ranges for 2025, as well as the actual annual incentive award for each of the NEOs, are:

Name	2025 Salary(1) ($) A	Target Award as a % of Salary(2) B	Target Award ($) C = A x B	Maximum Award(3) ($) D = C x 250%	Actual Award ($)
A. Bourla	1,800,000	200%	3,600,000	9,000,000	5,400,000
D. Denton	1,389,104	100%	1,389,104	3,472,760	2,800,000
C. Boshoff	1,400,000	100%	1,400,000	3,500,000	3,150,000
A. Malik	1,386,956	100%	1,386,956	3,467,390	2,900,000
D. Lankler	1,411,928	90%	1,270,736	3,176,840	2,675,000

(1) Represents 2025 daily salary earned during the performance period and is used for GPP purposes.

(2) See "*Setting Target Pay Levels*" for an explanation of how target annual incentive awards are determined.

(3) Maximum award is 250% of the respective individual's target award, subject to rounding.

2025 ANNUAL LONG-TERM INCENTIVE AWARD PROGRAM

Pfizer's annual long-term incentive compensation for our NEOs (and the other ELT members) granted in 2025 was entirely in the form of performance-based equity-related awards using two vehicles that incentivize long-term value creation:

Type/Weighting	**5-Year Total Shareholder Return Units (TSRUs) (50% of value at grant)**	**Performance Share Awards (PSAs)* (50% of value at grant)**
Program Design (metrics, vesting and objectives)	Deliver value based on long-term alignment with shareholders by linking rewards to absolute TSR over a five-year period. Vest on the third anniversary of grant; settle on fifth anniversary of grant.	Aligns rewards to both a strategic financial performance metric, Adjusted Diluted EPS(1), over three one-year periods and relative TSR(2) performance as compared to the DRG Index over a three-year period. Vests on the third anniversary of grant. Performance is assessed over three one-year periods due to the potential impact (positively or negatively) of events outside the control of executives on achievement of the applicable metrics.(3)
Value Delivered	Difference between the settlement price(2) and the grant price (both as described in the "*Executive Summary*" section of this Proxy Statement), plus dividend equivalents accumulated during the term. TSRUs have no value if TSR is negative.	Amount earned based on performance (payout range is 0% to 200% of target award value) plus dividend equivalents for the three-year performance period on the shares earned.
Formula	(# of TSRUs granted × [Settlement Price(2) - Grant Price + Dividend Equivalents]) / Settlement Price(2)	Average of the three annual financial performance factors.(1) Average Performance Factors percentage adjusted by modifier as follows: +/- differential between Pfizer's TSR % and DRG Index TSR %(4)
	= Shares delivered(5)	= PSA percentage earned and delivered in cash(6)

* Effective with the 2025 performance year, the Adjusted Net Income performance measure was replaced with an Adjusted Diluted EPS performance measure for PSAs.

(1) Adjusted Diluted EPS, as the PSA performance measure, is defined as U.S. GAAP diluted EPS attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses. See "Non-GAAP Financial Measure: Adjusted Income — Certain Significant Items" in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section in Pfizer's 2025 Annual Report on Form 10-K for information about significant substantive and/or unusual items that are evaluated on an individual basis.

(2) For TSRUs, the settlement price is the 20-day average of Pfizer's closing stock prices ending on the settlement date of the TSRUs. For PSAs, the TSR is calculated based on the average of the closing stock prices for the 30 trading days immediately prior to the start and end of each three-year performance period.

(3) Potential impacts can include a shorter- or longer-than-expected periods of exclusivity, new drug approvals (which have unpredictable timing) and purchases or dispositions of business units or assets.

(4) Positive or negative adjustment with a cap of +/- 25 percentage points.

(5) TSRUs have no value if TSR is negative.

(6) PSA payout is delivered in cash to active employees and in shares to former employees; payout is capped at target if TSR is negative.

2025 Grant Value of Annual Long-Term Incentive Awards

The 2025 grant value of each NEO's regular annual long-term incentive award opportunity was set by the Committee based on competitive market data (targeted to approximate the market median), relative duties and responsibilities, the individual's future advancement potential, the individual's impact on Pfizer's results, and retention considerations.

These grant values, which differ from the accounting values shown in the "*Summary Compensation Table*," were as follows:

Name	5-Year TSRUs Value[1] ($) (50%)	PSAs Value[1] ($) (50%)	Total Grant Value of Annual LTI Awards[2] ($)
A. Bourla	9,000,000	9,000,000	18,000,000
D. Denton	2,500,000	2,500,000	5,000,000
C. Boshoff	3,000,000	3,000,000	6,000,000
A. Malik	2,250,000	2,250,000	4,500,000
D. Lankler	2,250,000	2,250,000	4,500,000

(1) Consistent with the equity grant practice, the grant value is converted into the various LTI vehicles using the value/closing stock price on the grant date (March 4, 2025).

(2) The amounts shown represent the full value of the annual grant, which is different from the 2025 amount reported in the "*Summary Compensation Table*" which reports the value of TSRUs granted in 2025, and the value of one-third of each of the 2022, 2023, 2024 and 2025 PSA grants for which 2025 was a performance year. Note that while the accounting rules determine the timing of the reporting in the Summary Compensation Table (SCT), the Committee considers the full value of the award in its determination of annual compensation.

2026 COMPENSATION ACTIONS

Salary, Target Annual Incentive and Annual Long-Term Incentive Awards

At its February 2026 meeting, the Committee approved the following 2026 compensation actions for the NEOs: salaries (effective April 1, 2026), target annual incentive and long-term incentive awards (March 2026).

Name	April 1, 2026 Salary ($)	2026 Target Annual Incentive[1][2] (%)	2026 Target Annual Incentive[2] ($)	2026 LTI Award Value[3] ($)	Total Direct Compensation ($)
A. Bourla	1,800,000	200%	3,600,000	18,000,000	23,400,000
D. Denton	1,440,000	100%	1,429,928	5,500,000	8,369,928
C. Boshoff	1,445,000	100%	1,433,904	6,600,000	9,478,904
A. Malik	1,440,000	100%	1,429,395	4,950,000	7,819,395
D. Lankler	1,464,000	90%	1,308,311	4,950,000	7,722,311

(1) The Committee evaluated the target annual incentive and, in consultation with the Committee's independent advisor, affirmed the target incentive percentages.

(2) Target annual incentive is calculated by multiplying the target incentive percentage by the salary earned during 2026 (estimated for purposes of this table).

(3) As noted earlier, consistent with market trends, the percentage of the LTI delivered as TSRUs was reduced to 25% from 50%. Therefore, these awards included 25% of the award value granted as 5-Year TSRUs and the remaining 75% granted as PSAs. The long-term incentive award values are converted into units, subject to rounding, on the day of grant, using the closing stock price/value on March 3, 2026 of $26.58. The 5-Year TSRU values were converted to TSRUs using $6.35, representing the estimated value at grant using the Monte Carlo Simulation model as of March 3, 2026 (grant date). See Equity Award Grant Practices later in this Proxy Statement.

SECTION 2 — How We Determine Executive Compensation

ROLE OF THE COMPENSATION COMMITTEE

The Committee, composed solely of independent Directors, determines the compensation for each of our executives (including each NEO) and oversees the design and administration of our executive compensation program. Each year, it reviews and performs a comprehensive assessment and analysis of the executive compensation program, including the elements of each NEO's compensation, with input from the Committee's independent compensation consultant. As part of the compensation review, the Committee receives a "tally sheet" for each NEO and other ELT members summarizing that individual's total compensation. The tally sheets include details of the executives' target and actual total compensation elements, stock ownership, as well as benefits information, accumulated deferred compensation, and outstanding equity award values. The Committee believes that tally sheets are a useful tool in evaluating total compensation in relation to competitive market pay and internal pay practices. The independent Directors review and ratify all decisions by the Committee relating to the compensation of our executives (including the NEOs).

The Committee annually conducts an independence assessment of its advisors, including the compensation consultant, consistent with NYSE listing standards and SEC rules governing our Proxy Statement disclosure.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee continued to utilize Meridian Compensation Partners, LLC (Meridian) as its independent compensation consultant. The independent compensation consultant advised the Committee on executive compensation matters, including current trends and the impact to compensation. The Committee assessed the ongoing engagement of Meridian for 2026 in accordance with our policy on criteria and assessment of the firm's independence and concluded that the engagement of Meridian should continue and that it does not raise any conflicts of interest or similar concerns.

Fees Paid. The total amount of fees paid to Meridian for services provided to the Compensation Committee in 2025 was $213,639 (including reasonable travel and business expenses, as applicable). In addition, Meridian serves as the independent advisor to the Governance Committee regarding non-employee Director compensation matters, as appropriate, and received $56,895 for services relating to Director compensation for the same time period.

SETTING TARGET PAY LEVELS

Target total direct compensation for each executive is intended to approximate the market median (50th percentile of the market), as defined by survey and public data relating to our Pharmaceutical Peers and General Industry Comparator Group. The Committee annually reviews the total compensation opportunity of each NEO (as well as the other ELT members). This includes cash compensation (salary and target annual short-term incentive compensation) and target annual long-term incentive compensation, as well as perquisites, retirement benefits, and health and insurance benefits. The Committee, with the advice of its independent compensation consultant, then sets each NEO's compensation target for the current year. This generally involves establishing an annual short-term incentive opportunity and a long-term incentive award.

We recognize that while some information is available on the performance of our non-U.S.-based peer companies, the compensation data can be limited in terms of comparable benchmarks and other information compared to peers with U.S. pay models. The Committee utilizes data on the pharmaceutical industry and complex multinational companies as they provide useful comparative compensation data for our annual benchmarking analysis and are also a source of potential talent for Pfizer.

The following explains the Committee's approach for determining our executive pay targets:

Objective	We target the median compensation values of our peer and comparator groups to help determine an appropriate total compensation level and pay mix for our executives. Groups are selected based on the companies being comparable in scope, complexity, and revenue and having a similar compensation model. We establish a competitive pay framework using our comparator groups' median compensation values, to help determine the optimum pay mix of base pay, and annual short- and long-term incentive targets. The framework is a general guide to determine the preliminary salary recommendation, target annual short-term incentive award opportunity, and target annual long-term incentive value for each executive position. In addition to using the peer data for our annual benchmark analysis, it is also used to benchmark the following: • Plan design (both short-term and long-term) • Performance metrics • Perquisites • Share usage • Stock ownership guidelines. Note: The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median to reflect individual performance, responsibilities, and internal equity, among other factors.

Peers

2025 Pharmaceutical Peers (broad mix of large companies from the pharmaceutical industry)

2025 General Industry Comparators (broad mix of large, non-pharmaceutical, multinational companies of similar size and complexity)

Pharma* (12 peers)		General Industry (20 peers)	
AbbVie Inc.	GSK plc	3M Company	Lockheed Martin Corporation
Amgen Inc.	Johnson & Johnson	Abbott Laboratories	Medtronic plc
AstraZeneca PLC	Merck & Co., Inc.	The Boeing Company	Mondelez International, Inc.
Bristol-Myers Squibb Company	Novartis AG*	Caterpillar Inc.	PepsiCo, Inc.
Eli Lilly and Company	Roche Holding AG*	Chevron Corporation	The Procter & Gamble Company
Gilead Sciences, Inc.	Sanofi*	The Coca-Cola Company	RTX Corporation
		Comcast Corporation	Thermo Fisher Scientific Inc.
		ConocoPhillips	United Parcel Service, Inc.
		Danaher Corporation	Verizon Communications Inc.
		Honeywell International Inc.	
		International Business Machines Corporation	

* The Committee recognizes that while data is available on the performance of certain of our non-U.S.-based peer companies, the compensation data in some cases is limited in terms of comparable benchmarks and may use different pay models as compared to Pfizer's pay model.

PFIZER COMPARISON TO PEER GROUP MEDIANS

The table below compares our 2025 revenue, net income and market capitalization to the median revenue, net income and market capitalization for our 2025 Pharmaceutical Peer and General Industry Comparator Groups.

In Billions	Pfizer ($)	Pharmaceutical Peer Group Median** ($)	General Industry Comparator Group Median ($)
Revenue*	62.6	58.7	65.8
Reported Net Income*	7.8	8.5	6.7
Market Capitalization*	157.7	296.1	191.5

* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 11, 2026.

** Excludes Novartis AG, Roche Holding AG, and Sanofi.

SECTION 3 — How We Evaluate Performance: 2025 Compensation Decisions

LINKING PAY AND PERFORMANCE

This section highlights the Committee's process for its key compensation decisions for 2025.

Setting Performance Objectives

The performance objectives for the NEOs reflect the goals that the CEO and the Committee believed our executives should focus on during the period in order to achieve Pfizer's business goals, including financial, operating and/or strategic plans. The Committee monitors and reviews the progress on the individual performance objectives (measured on two six-month periods (semester basis)) for our NEOs.

Determining 2025 Awards — Paying for Performance

The Committee determined the bonus pool funding based on a holistic review of the company's overall performance (see "*2025 Annual Incentive Award/Global Performance Plan (GPP)*"). Consistent with the company's pay for performance philosophy, based on the Committee's assessment of each NEO's 2025 performance against their objectives, as well as Pfizer's overall performance, the Committee made compensation decisions using its judgment, advice from its independent compensation consultant, and input from the CEO (for the other NEOs), focusing on each NEO's performance against their individual financial and strategic objectives and other performance factors.

NEO Performance-Year Total Direct Compensation (Performance-Year TDC) and Summary Compensation Table Total Direct Compensation (SCT TDC)

The Committee uses a Performance-Year TDC approach to determine the competitiveness of our total direct compensation (TDC) versus peers, and to evaluate the alignment of pay and performance. The compensation decisions for the NEOs reflect their contributions to the company's overall performance and that of their respective role, area and/or functions. The table below provides the Performance-Year TDC versus the SCT TDC for the NEOs and is not intended as a substitute for the SCT. The differences between the Performance-Year TDC (Column D) and SCT Total (Column F), as illustrated below, are attributed to the timing of the inclusion of the LTI awards and the SCT reporting requirements for the PSAs, as well as the other amounts included in Column F, as applicable, such as change in pension value, retirement contributions and the cost of security services. Generally, for the SCT, the long-term incentive grants made during the year are included but only after the goals are set; therefore, due to the use of three one-year goals, the SCT TDC (Column E) and SCT Total (Column F) reflect the full value of the TSRU grants made in 2025 and one-third of each outstanding PSA grant that uses 2025 as one of its performance years (2022, 2023, 2024 and 2025 PSAs). These PSAs will be reported in the SCT at the time the goals for these years are set. The Performance-Year TDC reflects the full value of both the TSRU and the PSA grants made in March 2026 (the year following the performance year).

Performance-Year TDC (Column D) for Dr. Bourla is $25.2 million compared to his 2025 SCT Total value (Column F) of $27.6 million, with most of the difference being "All Other Compensation" (AOC) value ($1.9 million) is included in the SCT footnotes and reflects approximately $0.6 million in security coverage, and $1.2 million in employer savings plan contributions, of which approximately 50% ($0.6 million) relates to the 9% retirement savings contribution based on his 2024 performance year bonus ($7.0 million) paid in March 2025. A large portion of the increase in AOC was due to the savings contributions. As Dr. Bourla and the other executive officers did not receive a 2023 performance year bonus in 2024, the 2024 savings contributions were significantly lower than those in 2025.

Performance-Year LTI Value (Column C) for Dr. Bourla is the March 2026 grant of $18.0 million. The value for the LTI awards reported in the SCT ($18.4 million) includes the March 2025 TSRU grants ($9.0M), and one-third of the values of the 2022, 2023, 2024 and 2025 PSA grants. The TSRU grants made in March 2026 will be reflected in the 2026 SCT and the PSA portion of the LTI award made in March 2026 will be reflected in the SCT over three years (2026, 2027 and 2028).

Name	Performance-Year Compensation[1]				Summary Compensation Table[2]	
	Year-End Salary (A) ($)	Annual Short-Term Incentive Award (paid in March 2026) (B) ($)	Annual LTI Award[3] (granted in March 2026) (C) ($)	Total Direct Compensation (D = A + B + C) ($)	Total Direct Compensation[4] (Salary + Bonus + Non-Equity Incentive + equity awards valued on accounting basis) (E) ($)	Total[4] (Total Direct Compensation (E) + Change in Pension Value + All Other Compensation) (F) ($)
A. Bourla	1,800,000	5,400,000	18,000,000	25,200,000	25,640,846	27,585,301
D. Denton	1,399,152	2,800,000	5,500,000	9,699,152	9,056,342	9,670,182
C. Boshoff	1,400,000	3,150,000	6,600,000	11,150,000	9,358,033	10,006,039
A. Malik	1,396,989	2,900,000	4,950,000	9,246,989	8,817,982	9,429,227
D. Lankler	1,422,142	2,675,000	4,950,000	9,047,142	8,312,712	9,106,276

(1) The performance-year TDC calculation includes the value of the annual long-term incentive grant, attributable to, and in consideration of the individual's performance in the performance year (made in March 2026), without regard to when the annual LTI performance goals are set for the PSAs.

(2) Amounts reflected are the SCT Total amounts and SCT TDC, both of which reflect the grants made during the year for which the applicable performance goals for PSAs (and, if applicable, PPSs) have been set under GAAP rules. The accounting rules provide that the PSAs' value is included when the applicable goals are set; therefore, one-third of the value of the PSAs is included in the SCT TDC in each of the applicable performance years as a result of the use of separately established annual goals.

(3) Annual LTI Award (Column C) amounts represent the 2026 annual LTI award value, which includes the value of the TSRUs and the full PSA grant value, and LTI awards associated with the NEOs' respective roles. These grant values differ from the accounting values shown in the 2025 SCT.

(4) SCT TDC (Column E) includes salary, bonus, non-equity incentive compensation paid for the year and the value of the equity awards made during the year. The value includes, as applicable, the TSRUs granted in 2025, and the value of one-third of each of the 2022, 2023, 2024 and 2025 PSAs (and, if applicable, PPSs), as each uses 2025 as one of its performance years. The SCT "Total" (Column F) is composed of Total Direct Compensation (Column E), plus the change in pension value and All Other Compensation, as defined by the SEC rules.

Compensation Actions Relating to the NEOs

The Committee assessed each NEO's 2025 performance based on the contributions made during the year. The 2025 performance information regarding our NEOs is included in the "*2025 NEO Performance Summaries*" section elsewhere in this Proxy Statement.

2025 NEO PERFORMANCE SUMMARIES

The following is a summary of each NEO's individual accomplishments for 2025.

Albert Bourla, DVM, Ph.D.
Chairman and CEO

Under Dr. Bourla's leadership in 2025, Pfizer delivered solid financial results, advanced innovation, and strengthened its foundation to position the company for strong growth toward end of the decade, while continuing to drive impact for patients, and long-term shareholder value.

- Reached more than 448 million patients[1] globally with our medicines and vaccines in 2025.
- Drove disciplined progress in our late-stage R&D pipeline with four key approvals across the U.S. and EU, eight key positive Phase 3 readouts and 11 key pivotal study starts.
- Strengthened pipeline with key investments in oncology with the global in-licensing agreement with 3SBio, Inc. (3SBio). Also, reinvigorated strategy to lead in next-generation chronic weight management therapies with the acquisition of Metsera, Inc. (Metsera) and an in-licensing agreement with YaoPharma Co., Ltd (YaoPharma).
- Reached a voluntary agreement with the U.S. Government, providing greater clarity on pricing and tariffs.
- Exceeded savings targets in 2025 for the cost realignment program and expect to deliver total net cost savings of approximately $5.7 billion through 2026 from that program.

David M. Denton
CFO, EVP

Mr. Denton was responsible for our financial management and played a key role in driving our financial results.

- Exceeded ex-COVID 2025 revenue targets and surpassed the guidance for 2025 Adjusted Diluted EPS, despite the unbudgeted impact of the 3SBio transaction. Exceeded savings targets in 2025 for the cost realignment program and expect to deliver total net cost savings of approximately $5.7 billion through 2026 from that program.
- Reinvested $10.4 billion in internal R&D projects, returned capital directly to shareholders through approximately $9.8 billion of cash dividends and invested approximately $8.8 billion in business development transactions.
- Generated approximately $11.7 billion of operating cash flow and monetized the remaining portion of our $6.3 billion of Haleon stake.
- Issued approximately $9.7 billion in USD and Euro debt to finance the acquisition of Metsera, refinance maturing debt, and for general corporate purposes.

Chris Boshoff, MD, FRCP, FMedSci, Ph.D.
Chief Scientific Officer and President, Research & Development[2]

Dr. Boshoff led the continued transformation of Pfizer's global R&D organization, enhancing strategic focus, operational excellence and scientific productivity to advance a pipeline of high value, innovative investigational medicines and vaccine candidates.

- Unified Pfizer's global R&D organization and established four end-to-end R&D units for Internal Medicine, Vaccines, Oncology and Immunology & Inflammation. Established a Chief Medical Office, as well as an integrated Clinical Development & Operations function and a Preclinical & Translational Sciences unit, enhancing organizational efficiency and simplification.
- Enhanced pipeline value by delivering four key approvals across the U.S. and EU, eight key positive Phase 3 readouts, and 11 key pivotal study starts.
- Achieved approximately $500 million in R&D savings in 2025 and expected to strategically reinvest in 2026 to accelerate high-priority, value-creating programs.
- Delivered transformative business development and AI-driven innovation by acquiring Metsera, which added a portfolio of differentiated clinical candidates for the potential treatment of obesity and cardiometabolic diseases, secured a global licensing agreement with 3SBio for a next generation bispecific PD 1/VEGF antibody, and established strategic partnerships with various AI and digital technology companies to enhance the productivity of drug discovery and development.

Aamir Malik

Chief U.S. Commercial Officer, EVP

Mr. Malik continued to strengthen the commercial business that strives to deliver medicines that address domestic health priorities.

- Achieved $36.7 billion in revenue from the Pfizer U.S. Commercial Division, representing a 4% decline compared to full-year 2024; however, when excluding COVID-19 products, revenue grew 5% compared to full-year 2024 while absorbing negative impact of changes in Medicare Part D discounts and waning vaccines confidence.
- Expanded and further advanced market-leading commercial capabilities across customer-facing teams, market access and in-person and digital promotion resulting in strong growth in the U.S. versus 2024 for major products including Eliquis (7% growth), Nurtec (11% growth), Padcev (22% growth), Vyndaqel Family (8% growth), and Xtandi (8% growth).
- Launched industry leading, data driven approach to bring awareness to clinical gaps in patient care and provided medical education to activate healthcare providers to take action such as earlier diagnosis and treatment to guidelines across key therapeutic areas such as Atopic Dermatitis, Transthyretin Amyloid Cardiomyopathy (ATTR-CM), Nonvalvular Atrial Fibrillation (NVAF) and Migraine.
- Pioneered new operating and go-to-market approaches for mature brands through the formation of the Global Hospital and Biosimilars organization, effective January 1, 2026, and Portfolio Acceleration Value Enablement (PAVE) team that take agile and fit-for-purpose approaches to expand and capture value for these critical and legacy product lines.

Douglas M. Lankler

Chief Legal Officer, EVP[3]

Mr. Lankler continued to provide legal advice and counsel on Pfizer's legal matters.

- Executed key business development transactions to strengthen Pfizer's obesity and cancer drug pipeline, including a highly complex, competitive acquisition of Metsera, as well as exclusive licensing agreements with YaoPharma and 3SBio.
- Achieved favorable resolutions in several intellectual property litigation matters concerning COVID-19 and Respiratory Syncytial Virus products.
- Provided legal leadership in negotiating the industry's first voluntary agreement with the U.S. Government designed to make certain drug prices for U.S. patients more comparable to those in other developed countries, provide clarity on the impact of certain tariffs, and further the company's ability to expand investment in U.S.-based innovation and manufacturing.
- Provided optimized support for R&D and Commercial organizational and business model changes and AI enablement designed to drive productivity and create efficiencies, while achieving cost savings.

(1) The Patients Reached metric is calculated from Pfizer and third-party datasets. Figures may be limited given the coverage provided by external sources (e.g., calendar duration, geographic and product coverage) and are subject to change. Numbers are estimates, and in some cases, use global volume, daily dosage and number of treatment days to facilitate calculations. Methodologies to calculate estimates may vary by product type given the nature of the product and available data. Patients taking multiple Pfizer products may be counted as multiple patients towards total. Numbers include estimated patient counts from our *Accord for a Healthier World* program. Numbers do not include comprehensive estimated patient counts from Ex-U.S. Patient Support Programs. Historical estimates may periodically be subject to revision due to restatements in the underlying data source.

(2) Former Chief Oncology Officer and Executive Vice President, Dr. Chris Boshoff, MD, FRCP, FMedSci, Ph.D. was appointed as Chief Scientific Officer and President, Research & Development effective January 1, 2025.

(3) To reflect his increased responsibilities for the Compliance function, Doug Lankler was appointed Chief Legal Officer and EVP, effective January 1, 2025.

SECTION 4 – Benefit Programs

The following outlines some of our benefit programs that are available to eligible U.S.-based employees, including eligible NEOs (unless otherwise noted):

Plan/Eligibility	Description of Benefit
Pension and Savings Plans: • Savings Plan (qualified defined contribution savings plan) • Supplemental Savings Plan (non-qualified plan) • Pension Plan (qualified defined benefit pension plan (frozen*)) • Supplemental Pension Plan (non-qualified defined benefit plan (frozen*)) * Benefits under the Pension Plan and Supplemental Pension Plan were frozen in 2017 for all participants, although participants may continue to grow into retirement plan milestones.	All eligible employees earn retirement benefits through age- and service-weighted annual company-provided Retirement Savings Contributions (RSC) (5%-9%) on salary and bonus to the Pfizer Savings Plan (PSP), and, as applicable, to the Pfizer Supplemental Savings Plan (PSSP), in addition to our matching contributions to these plans. The PSP permits eligible U.S. employees, including NEOs, to make pre- and after-tax and/or Roth contributions, from their eligible pay, up to certain limits and to receive company matching contributions. We also maintain the PSSP, which permits participants, including NEOs, to make pre-tax contributions in excess of IRC limits on qualified plans and provides applicable matching contributions and the RSC for amounts not permitted under the PSP. The provisions and features of the Pension Plan and Supplemental Pension Plan are described in the narrative accompanying the "*2025 Pension Benefits Table*" and the "*2025 Non-Qualified Deferred Compensation Table*."
All eligible U.S. employees accumulate retirement benefits through the savings plans in the form of elective deferrals, matching contributions and/or the RSC.	
Insurance Plans Medical, dental, life and long-term disability insurance.	Programs are designed to provide certain basic quality of life benefits and protections to U.S. eligible employees, including the NEOs, and at the same time enhance our attractiveness as an employer of choice. The cost of these plans is shared between the employee and the company. The company's cost of coverage for each NEO is up to approximately $31,000 annually, based on the coverage selected.
Supplemental Individual Disability Insurance Additional disability insurance coverage.	An optional individual disability benefit providing for coverage in excess of the limit provided under the company's group long-term disability plan. Participants pay the full cost of this additional insurance coverage.
Deferred Compensation Executives may elect to defer certain compensation into the Deferred Compensation Plan (DCP).	Annual incentive awards and performance share award settlements may be deferred under the DCP. Deferrals into the DCP may be notionally invested in a selection of investment options, Pfizer stock unit funds, and/or a cash equivalent fund.
Retiree Healthcare Benefits Pfizer maintains post-retirement medical coverage.	Generally, access to post-retirement medical coverage at the employee's cost is available to active employees who at the time of their separation, are either (1) age 50 or older with at least 10 years of service and whose age and service equals or exceeds 65 or (2) age 62 or older with at least five years of service. Employees who separate from service with at least 15 years of service (after age of 40), receive a retiree medical subsidy account that may be used only to pay Pfizer's share of the retiree medical cost. For U.S. eligible employees, including the NEOs, the total company-provided subsidy can range from $61,500 to $275,000 (based on service after age 40, subject to a cap of 25 years, and coverage tier). After the subsidy is expended, the retiree may continue the coverage at their expense.
Executive Severance Plan Provides severance benefits to NEOs (including the other ELT members) in the event of involuntary termination of employment without Cause as defined in the plan (including position elimination or reorganization-related termination (other than for Cause)). Severance payments and benefits under the Executive Severance Plan are quantified in the "*Estimated Payments and Benefits upon Termination Table*" later in this Proxy Statement.	Cash severance is equal to the greater of: (a) one times pay (defined as base salary plus target annual incentive), or (b) 13 weeks' pay plus three weeks' pay per full year of service, subject to a maximum of 104 weeks' pay. The company's executive severance policy provides that without shareholder approval, cash severance paid to our executives (including the NEOs) cannot exceed 2.99 times the sum of base salary plus target bonus. Since 2009, the Executive Severance Plan has provided and continues to provide, cash severance with a cap of 2 years' pay (104 weeks), which aligns with the current executive severance policy. In addition to the cash severance, participants may continue participation in certain health and insurance benefits at active employee rates for a period of time and receive outplacement assistance.

SECTION 5 — Other Compensation Programs and Policies

PERQUISITES

We provide a limited number of perquisites to our NEOs, based on local market practices, including limited personal use of company aircraft, limited reimbursement for certain financial counseling, an annual executive physical and home security services (plus additional security services, as discussed below) and, solely for the CEO, use of a car and driver (as described below). The transportation benefits provide increased efficiency and enable more productive use of our executives' time and in turn greater focus on Pfizer-related activities. Since 2021, due to the significant ongoing and increased safety threats, the CEO and other NEOs are provided with additional personal security as deemed necessary by our internal and external security professionals. The Committee believes these perquisites contribute to executive security, recruitment and retention, and are consistent with market practice.

We do not provide tax "gross-ups" for benefits or perquisites provided to the NEOs, except in the case of certain business-related relocation expenses (consistent with our relocation policy for U.S.-based employees generally). Therefore, executives (including the NEOs) pay applicable taxes due on these perquisites. The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites.

Perquisite/Description

Car and Driver

For the CEO:

For security reasons, a car and driver are available to the CEO for personal use (including commuting) and the cost does not need to be reimbursed to the company. Spouse/partner travel is generally considered personal use and the incremental cost of such travel must be reimbursed to the company.

For tax purposes, the cost of the personal use of the car and fuel is imputed as income to the CEO. All taxes on this income are paid by the CEO and no gross-up payment for these taxes is made by the company. Tax regulations provide the cost of the driver is not reportable as income to the CEO as a result of the recommendations contained in an independent, third-party security study.

The unreimbursed incremental cost to the company of personal use of a car and driver by Dr. Bourla in 2025 is reflected in the "All Other Compensation" column in the SCT and the related footnotes.

For the other NEOs:

Cars and drivers are available for business reasons; NEOs (other than the CEO) are required to reimburse the company for personal use of cars and drivers.

Aircraft Usage

For the CEO:

The Board has determined that the CEO must use company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable, based on the recommendations contained in an independent, third-party security study. This study also recommends that the CEO's spouse use company-provided aircraft when accompanying the CEO, to the maximum extent practicable. Personal travel by the CEO is subject to taxation and disclosure. Travel by the spouse is generally considered personal use and is subject to taxation and disclosure. All taxes on personal travel are paid by the CEO.

For the other NEOs:

Company aircraft are available for business travel and limited personal travel. Personal travel is permitted only with the prior approval of the CEO or his designees and is subject to other limitations. Travel on company aircraft by Pfizer executives to attend boards of directors' meetings at external companies is treated as personal travel. Personal travel is subject to taxation and all taxes are paid by the executives.

Financial Counseling and Security

We provide an allowance of up to $15,000 per year to the NEOs for financial counseling services, which may include tax preparation and estate planning services. Reimbursement for appropriate home security systems and monitoring charges is provided to the NEOs. Also, Pfizer may, based on the advice from its independent security consultant and other security experts, provide additional security services for our executives, as deemed appropriate. All taxes applicable to these benefits are paid by the respective executive.

The value of perquisites, based on the incremental cost to the company, is included in "All Other Compensation" in the SCT as described above and includes the personal use of a company-provided car and driver and aircraft. The incremental cost for personal use of aircraft consists of the variable costs we incurred to operate the aircraft for such use. As our aircraft are used primarily for business travel, this does not include fixed or non-variable costs that would be incurred regardless of such personal use, such as crew salaries and benefits, insurance, aircraft purchase or leasing costs, depreciation, and scheduled maintenance.

TAX POLICIES

Section 162(m) of the Internal Revenue Code places a $1.0 million limit on the amount of compensation we can deduct in any tax year on compensation paid to a "covered employee," which includes our NEOs.

The Committee considers the impact of accounting and tax treatment of compensation as one of many factors in the design of our compensation program. It continues to believe that it is important to maintain flexibility in our approach and to structure a competitive program that it considers to be the most effective at attracting, motivating and retaining key talent.

EQUITY AWARD GRANT PRACTICES

The Committee approved the equity awards to eligible employees, including the NEOs, at its February meeting. These awards are ratified by the independent Directors at the full Board meeting, typically, the fourth Thursday of February. In response to Item 402(x)(1) of Regulation S-K, the award grant practices approved by the Committee in early 2024 provide that grant dates will generally be the third business day following the expected 10-K filing but no earlier than the second business day following the actual 10-K filing.

The Committee approved the 2026 annual equity awards at its February 25, 2026, meeting. These awards were then ratified by the independent Directors at the Board's February 26, 2026 meeting with a grant date of March 3, 2026 (the close of the third business day following the 10-K filing). The Committee and full Board meetings are generally scheduled at least one year in advance. The Committee neither grants equity awards in anticipation of the release of material non-public information, nor is the timing of filings of material non-public information based on equity award grant dates.

Equity grants to certain newly hired employees, including executive officers, are effective on the last trading day of the month they commence employment with Pfizer. Special equity grants to continuing employees are effective on the last trading day of the month in which the award is approved or such later date as determined at the time of approval. When applicable, the exercise/grant price for an award will be equal to the closing market price of our common stock on the grant date. Our equity incentive plan prohibits the repricing or exchange/cash out of equity awards, without shareholder approval.

DERIVATIVES TRADING/HEDGING POLICY

Our policy prohibits all employees, including the NEOs, and Directors, from purchasing or selling options on our common stock or engaging in short sales of our shares. It also prohibits trading in puts, calls, straddles, equity swaps, or other derivative securities, including exchange funds, that are directly linked to our common stock (sometimes referred to as "hedging"). See the "*Other Governance Practices and Policies*" section earlier in this Proxy Statement for additional information regarding this policy, as well as an overview of the company's Insider Trading Policy.

COMPENSATION RECOVERY/CLAWBACK

The company's clawback policy, which complies with the SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and NYSE rules, provides that Pfizer will seek recovery, in the event of a required accounting restatement, of erroneously awarded incentive-based compensation received by current and former executive officers.

The company also maintains robust recovery/clawback policies that are in addition to any policies or recovery requirements under the SEC rules. Our equity and cash incentive awards contain compensation recovery/clawback provisions that authorize the cancellation and/or reduction of outstanding awards, including time-based awards, and the return of shares and/or cash paid and/or gain realized from an award, if the NEOs, other executives or employees: (i) engage in any activity in competition with the company; (ii) engage in any activity inimical, contrary or harmful to the interests of the company (or directly supervise any employee who engages in such activity) or that violates any company policies; or (iii) disclose or misuse any confidential information or material concerning the company. All equity awards are also subject to cancellation or reduction in payout by the Committee during their performance/vesting periods and settlement. Under the terms of the grants, in general, participants will not receive their awards following termination of employment until the original settlement date. In addition, the Compensation Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives upon an accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities law. Where applicable, and as determined by the Committee, we will seek to recover any amounts deemed to have been inappropriately received by any executive officer.

Furthermore, in accordance with the terms of the Regulatory and Compliance Committee's (RCC) Charter, if a government or regulatory action occurs that, in the judgment of the RCC, has caused significant financial or reputational damage to the company, or otherwise indicates a significant compliance or regulatory issue within the company, then the RCC shall make a written recommendation to the Compensation Committee concerning the extent, if any, to which the incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in the conduct at issue or with direct supervision over an employee who engaged in the conduct at issue should be reduced, extinguished, or recovered.

The company will disclose our decision to take action when required by, and in compliance with, SEC rules and regulations and other applicable laws. In addition, when legally permissible to do so, we will disclose a decision to take action when the facts and circumstances of the matter have been publicly disclosed in the company's filings with the SEC and where disclosure can be made without prejudicing the company and its shareholders.

STOCK OWNERSHIP AND HOLDING REQUIREMENTS

Our NEOs are required to maintain certain levels of ownership of Pfizer stock. The CEO is required to own Pfizer common stock equal in value to at least eight times his annual salary. Each of the other NEOs is required to own Pfizer common stock with a value equal to at least four times their annual base salary. Ownership includes shares owned directly or in a family trust controlled by the executive, plus shares and certain units (e.g., unvested RSUs and deferred units, excluding TSRUs and performance shares) held through various Pfizer plans and programs.

Our guidelines provide that these targets may be met with certain milestones over five years. Until the applicable milestone is reached, the executive must hold and may not sell shares (except to meet tax-withholding obligations). Once the level is met, in accordance with the rules set forth in the guidelines, NEOs must hold and may not sell shares if it would cause their ownership to fall below that level.

We believe that these requirements align the interests of our NEOs with those of our shareholders. Additionally, long-term incentive awards continue to vest and settle in accordance with their stated terms following an NEO's retirement, rather than vesting upon retirement, thereby maintaining the alignment with shareholders into retirement.

Consistent with our policy prohibiting the pledging of Pfizer stock, none of our NEOs or other executive officers have pledged Pfizer stock as collateral for personal loans or other obligations.

All of the NEOs (excluding Messrs. Denton and Malik) have met the requirements (full or applicable interim) under the guidelines (as noted below). Messrs. Denton and Malik are subject to interim milestone guidelines and were on track to be in compliance with the full guidelines had the decrease in stock price not caused the value of their holdings to fall below the interim guidelines. As such, Messrs. Denton and Malik are prohibited from selling shares until the interim guidelines have been met.

2025 Stock Ownership(1)

Name	Full Guidelines	12/31/2025 Multiple
A. Bourla	8X	19.8X
D. Denton(2)	4X	0.7X
C. Boshoff(2)	4X	3.0X
A. Malik(2)	4X	0.5X
D. Lankler	4X	4.7X

(1) Determined using Pfizer's closing stock price, base salary and shares held as of December 31, 2025 (rounded).

(2) Subject to interim milestone guidelines.

Compensation Tables

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change In Pension Value and Non-Qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
A. Bourla Chairman and Chief Executive Officer	2025	1,800,000	—	9,442,705	8,998,141	5,400,000	4,014	1,940,441	27,585,301
	2024	1,800,000	—	4,838,694	9,993,969	7,020,000	—	996,064	24,648,727
	2023	1,787,500	—	8,745,187	8,761,683	0	8,440	2,259,254	21,562,064
D. Denton Chief Financial Officer, EVP	2025	1,388,964	—	2,367,893	2,499,485	2,800,000	—	613,840	9,670,182
	2024	1,346,925	—	1,130,214	2,447,055	2,963,400	—	236,948	8,124,542
	2023	1,296,875	—	1,341,079	2,190,418	0	—	451,164	5,279,536
C. Boshoff Chief Scientific Officer and President, Research & Development[6]	2025	1,400,000	—	1,808,655	2,999,378	3,150,000	—	648,006	10,006,039
	2024	1,200,000	—	896,297	2,249,857	2,880,000	—	627,830	7,853,984
A. Malik Chief U.S. Commercial Officer, EVP	2025	1,386,817	—	2,281,630	2,249,535	2,900,000	—	611,245	9,429,227
	2024	1,344,825	—	1,127,148	2,475,933	3,093,200	—	253,164	8,294,270
	2023	1,294,800	—	1,336,257	2,190,418	0	—	599,259	5,420,734
D. Lankler Chief Legal Officer, EVP[7]	2025	1,411,787	—	1,976,390	2,249,535	2,675,000	257,976	535,588	9,106,276
	2024	1,244,588	—	913,346	1,935,758	2,464,400	11,244	244,779	6,814,115
	2023	1,198,313	—	1,817,208	1,703,661	0	196,724	561,892	5,477,798

(1) **Stock Awards.** Represents for each year, one-third of the PSAs granted and which include that year in its performance period. Typically, in accordance with ASC Topic 718, these amounts include one-third of the award as each of the three annual goals is set. The PSA values shown for 2025 (for all NEOs excluding Dr. Boshoff) represent one-third of the value of the PSAs granted in 2022, 2023, 2024 and 2025, as 2025 was the first year of the performance period for the 2025 grant and modified 2023 grant (due to the LTI award modification, the 2023 award will have goals set in each of 2025, 2026 and 2027); and second year of the performance period for the 2024 grant and modified 2022 grant (due to the LTI award modification, the 2022 award will have goals set in each of 2024, 2025 and 2026). See "Long-Term Incentive Award Modification" in the 2025 Proxy Statement.

For Dr. Boshoff, the value shown includes one-third of the Portfolio Performance Shares (PPSs) granted to him, prior to him joining the ELT, which included 2025 as a performance period and had the goal set in 2025. PPSs are performance shares granted to employees working to advance Pfizer's product pipeline and align payouts to the progress on our pipeline measured by three metrics which are the same metrics used for the pipeline modifier for the GPP. Dr. Boshoff's stock award amount represents the PPSs and PSAs based on the year in which performance goals are set, which includes: one-third of the 2023 PPSs and one-third of the 2024 and 2025 PSAs. As an ELT member, he no longer receives PPS awards.

The maximum potential values of the PSAs at the grant date, March 4, 2025, (using closing stock price of $25.75) based on the units included here (one-third of the grants in 2022, 2023, 2024 and 2025 (as applicable)), would be as follows (subject to rounding): Dr. Bourla—$18,885,410; Mr. Denton—$4,735,786; Dr. Boshoff—$3,617,310 (including PPSs); Mr. Malik—$4,563,260; and Mr. Lankler—$3,952,780. The performance award grant date fair values have been determined using Pfizer's closing stock price on the respective grant date.

However, the Committee considered the full value of the annual LTI award (without regard to when performance goals are set) when making the grant, and the below amounts represent the full 2025 grant date fair values (per share/unit) using the closing stock price on March 4, 2025, of $25.75 for the PSAs, and for the 5-Year TSRUs, the Monte Carlo values of $6.05, as discussed below:

	A. Bourla	D. Denton	C. Boshoff	A. Malik	D. Lankler
A. PSAs at Target ($)	9,000,011	2,499,990	3,000,004	2,250,009	2,250,009
B. TSRUs ($)	8,998,141	2,499,485	2,999,378	2,249,535	2,249,535
C. 2025 LTI Award (Full Grant Date Fair Value) ($) (A + B) (Subject to Rounding)	17,998,152	4,999,475	5,999,382	4,499,544	4,499,544

(2) **Option Awards.** Represents the aggregate grant date fair values of the TSRUs in accordance with GAAP. The grant date fair values have been determined in accordance with ASC Topic 718 using the Monte Carlo Simulation model, based on the assumptions and methodologies described in our 2025 Annual Report on Form 10-K (Note 13. Share-Based Payments). The March 4, 2025 5-Year TSRUs' Monte Carlo value was $6.05.

(3) **Non-Equity Incentive Plan Compensation.** Represents annual incentive awards, earned under the GPP for the performance year noted and paid to the NEO early in the following year.

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** Represents the change in the actuarial present value of the NEO's accumulated pension benefits in 2025, 2024 and 2023, as applicable, measured against the prior year's value. Dr. Bourla's 2024 pension amount reported in the SCT is zero ($0) as the change in value was negative ($72,343). Dr. Bourla attained the "Rule of 90" (age plus service equal to or greater than 90) in 2022. This provides him with an unreduced pension benefit upon his retirement. Further information regarding pension plans is included in "*The Pension Plan and Supplemental Pension Plan Summary*" later in this Proxy Statement.

The pension amount for 2025 represents the difference between the December 31, 2025 and December 31, 2024, deferred present values of accrued pensions payable at age 65 (age 62 for benefits accrued under the Warner-Lambert Sub-Plans), or the immediate present value of accrued pensions if the NEO is eligible for an unreduced pension under that plan, based on the assumptions reflected in the company's financials as of December 31, 2025, as shown below:

a. Discount Rate: 5.61% for qualified pension plans; 5.29% for non-qualified pension plans.

b. Lump Sum Interest Rates: For Pfizer Retirement Annuity Plan (the Pfizer Sub-Plan of the PCPP), rates based on implied forward rates developed from the November 2025 full yield curve published by the IRS in December 2025 for Pension Protection Act (PPA) funding calculation purposes, adjusted based on the movement in the Mercer Yield Curve spot rates during December 2025.

c. Percent Electing Lump Sum:

   i. 65% relating to the Pfizer Sub-Plan (only applies to the extent that the executive is eligible to receive a lump sum).

   ii. 70% relating to the Pfizer benefit formula in the Supplemental Pension Plan.

   iii. 85% relating to the Warner-Lambert Retirement Plan (WLRP) Sub-Plan and the WLRP benefit formula in the Supplemental Pension Plan.

d. Mortality Table for Lump Sum: Unisex mortality table specified by IRC Section 417(e), with projected mortality improvements.

e. Mortality Table for Annuities: Pri-2012 annuitant mortality table. No collar adjustments were made for the qualified plan, and a white-collar adjustment was reflected for the non-qualified plan.

f. Mortality Improvement Scale for Annuities: MMP-2021 projection scale, which assumes an ultimate rate of improvement of 1.2% for ages below 65 and grades linearly to zero at age 115. The grade-down period to the ultimate rate occurs over a 15-year period based on year of birth, with the grade-down period weighted 67% for birth cohorts and 33% for the ultimate rates of improvement.

(5) **All Other Compensation.** Column amounts represent the incremental cost to the company of perquisites, matching contributions, RSCs and other contributions, as applicable, under the Savings Plan and the Supplemental Savings Plan received by each NEO as detailed in the table below:

	Perquisites and Other Compensation					Employer Contributions		
Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Security ($)[(a)]	Other ($)[(b)]	Savings Plan ($)[(c)]	Supplemental Savings Plan ($)[(c)]	Total ($)
A. Bourla	105,353	12,767	19,093	610,650	1,878	17,500	1,173,200	1,940,441
D. Denton	57,847	10,463	—	574	910	11,887	532,159	613,840
C. Boshoff	55,156	15,000	—	—	50	15,366	562,434	648,006
A. Malik	83,032	13,453	—	—	1,417	36,000	477,343	611,245
D. Lankler	2,483	3,981	—	1,314	4,525	15,366	507,919	535,588

a. Due to heightened security risks, including threats made against our executives, additional security protection, pursuant to an independent security study and the advice of other security experts, has been provided to certain executives, including some of our NEOs, where deemed appropriate.

b. Includes the value of incidental items provided in connection with attendance at Pfizer business meetings, and for Dr. Boshoff certain relocation-related benefits pursuant to our relocation policy. Also, includes the nominal values from our employee-to-employee recognition program linked to our Pfizer values. ELT members, including the NEOs, are also eligible for annual executive physicals.

c. Under the Savings Plan (up to IRC limits) and Supplemental Savings Plan, our NEOs (as applicable), consistent with all other participants, are eligible for matching contributions of up to 4.5% of eligible pay (base salary and bonus) and a retirement savings contribution of 5% to 9% (based on age and years of service) of eligible pay.

(6) Dr. Boshoff was appointed as Chief Scientific Officer and President, Research & Development, effective January 1, 2025 and was not an NEO in 2023.

(7) Mr. Lankler was not an NEO in 2024, but was an NEO in 2023. The 2024 data have been added to comply with SEC requirements due to his status as an NEO in 2023 and 2025.

2025 GRANTS OF PLAN-BASED AWARDS TABLE

This table provides additional information about non-equity incentive awards and long-term incentive awards granted to our NEOs during 2025. The long-term incentive awards were made under the Restated Plan and are described in the CD&A section "*Elements of Our Executive Compensation Program*."

Name	Compensation Committee Approved Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares or Units (#)	All Other TSRU Awards: Number of Securities Underlying TSRUs(3) (#)	Exercise or Base Price of TSRU Awards ($/Sh)	Grant Date Fair Value of Stock and TSRU Awards(3) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target(3) (#)	Maximum (#)				
A. Bourla			0	3,600,000	9,000,000							
	2/26/2025	3/4/2025								1,487,296	25.75	8,998,141
	2/26/2025	3/4/2025				0	366,707	733,414				9,442,705
D. Denton			0	1,389,104	3,472,760							
	2/26/2025	3/4/2025								413,138	25.75	2,499,485
	2/26/2025	3/4/2025				0	91,957	183,914				2,367,893
C. Boshoff(4)			0	1,400,000	3,500,000							
	2/26/2025	3/4/2025								495,765	25.75	2,999,378
	2/26/2025	3/4/2025				0	66,726	133,452				1,718,195
	2/26/2025	3/4/2025				0	3,513	7,026				90,460
A. Malik			0	1,386,956	3,467,390							
	2/26/2025	3/4/2025								371,824	25.75	2,249,535
	2/26/2025	3/4/2025				0	88,607	177,214				2,281,630
D. Lankler			0	1,270,736	3,176,840							
	2/26/2025	3/4/2025								371,824	25.75	2,249,535
	2/26/2025	3/4/2025				0	76,753	153,506				1,976,390

(1) Amounts are the threshold, target and maximum annual incentive award payout for the January 1, 2025 - December 31, 2025 performance period. The actual 2025 payout is reported in the "*Summary Compensation Table*" in the "Non-Equity Incentive Plan Compensation" column.

(2) Amounts are the threshold, target and maximum share payouts under our PSAs. The "target" represents one-third of each of the 2022, 2023, 2024 and 2025 PSA grants (as noted earlier in this Proxy Statement). There is no payment for below threshold performance, so the amount is zero. See "*SCT footnote 2*" for further information on the full value of the 2025 PSA grant. The 2022 and 2023 PSA grants were accounted for based on the modified performance years 2024-2026 and 2025-2027, respectively, and disclosed in the 2025 Summary Compensation Table included in this Proxy Statement (see "Long-Term Incentive Award Modification" in the 2025 Proxy Statement for more details on the LTI modification).

(3) Represents the award values as of the grant date (GAAP and as required under Regulation S-K). The values for the PSAs, PPSs and 5-Year TSRUs are shown at the respective grant date fair values as of March 4, 2025 of $25.75 (for PSAs and PPSs) and $6.05, respectively, in accordance with ASC Topic 718. The performance-based conditions that apply are discussed in the "*2025 Annual Long-Term Incentive Award Program*" section detailed earlier in this Proxy Statement. Long-term incentive grant values were converted into units using the closing stock price/value on the grant date. PSAs generally vest three years from the grant date. The 5-Year TSRUs also generally vest three years from the grant date and are settled on the fifth anniversary of the grant date.

(4) For 2025, Dr. Boshoff received a grant of PSAs based on the ELT equity vehicle allocation of 50% PSAs, and 50% 5-year TSRUs. As noted previously, prior to becoming an ELT member, Dr. Boshoff received 50% of his long-term incentive award grant value as PPSs. As the PPS goals are set annually, the amount includes a portion of the PPSs granted in 2023 which use 2025 as a performance year. As disclosed in the SCT under the "Stock Awards" column, the amount includes: one-third of the 2023 PPSs and one-third of the 2024 and 2025 PSAs. As an ELT member, he no longer receives PPS awards, which are designed to reward eligible R&D employees for achieving R&D performance goals that support the pipeline.

2025 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table details the outstanding equity awards held by our NEOs as of December 31, 2025.

		TSRU Awards[2]				Stock Awards[2]			
Name	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised TSRUs Vested (#)	Number of Securities Underlying Unexercised TSRUs Unvested (#)	TSRU Exercise Price ($)	TSRU Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
A. Bourla	2/28/2019	320,231		38.71	2/28/2026				
	2/27/2020	499,353		31.31	2/27/2027				
	2/25/2021	491,626		33.82	2/25/2026				
	2/25/2021	424,782		33.82	2/25/2028				
	2/24/2022 (3)(4)		412,081	45.96	2/24/2029				
	2/24/2022 (3)	362,427		45.96	2/24/2029				
	2/23/2023 (4)		413,280	42.30	2/23/2030				
	2/23/2023		359,681	42.30	2/23/2030				
	2/27/2024		644,640	26.89	2/27/2029				
	2/27/2024		569,600	26.89	2/27/2031				
	3/4/2025		1,487,296	25.75	3/4/2030				
	1/1/2022–12/31/2026 (3)(4)							205,133	5,107,812
	1/1/2023–12/31/2027 (4)							210,773	5,248,248
	1/1/2024–12/31/2026							334,697	8,333,955
	1/1/2025–12/31/2027							349,515	8,702,924
D. Denton	5/31/2022 (4)		80,703	53.04	5/31/2029				
	5/31/2022	70,313		53.04	5/31/2029				
	2/23/2023 (4)		103,320	42.30	2/23/2030				
	2/23/2023		89,920	42.30	2/23/2030				
	2/27/2024		161,160	26.89	2/27/2029				
	2/27/2024		142,400	26.89	2/27/2031				
	3/4/2025		413,138	25.75	3/4/2030				
	1/1/2022–12/31/2026 (4)							42,421	1,056,283
	1/1/2023–12/31/2027 (4)							52,693	1,312,056
	1/1/2024–12/31/2026							83,674	2,083,483
	1/1/2025–12/31/2027							97,087	2,417,466

		TSRU Awards[2]				Stock Awards[2]			
Name	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised TSRUs Vested (#)	Number of Securities Underlying Unexercised TSRUs Unvested (#)	TSRU Exercise Price ($)	TSRU Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
C. Boshoff	2/28/2019	12,009		38.71	2/28/2026				
	2/27/2020	21,127		31.31	2/27/2027				
	2/25/2021	16,688		33.82	2/25/2028				
	2/24/2022	10,222		45.96	2/24/2029				
	2/23/2023		17,984	42.30	2/23/2030				
	2/27/2024		161,160	26.89	2/27/2029				
	2/27/2024		142,400	26.89	2/27/2031				
	3/4/2025		495,765	25.75	3/4/2030				
	1/31/2022[5]					34,992	871,301		
	2/23/2023[5]					2,073	51,618		
	12/29/2023[5]					39,529	984,272		
	1/1/2023–12/31/2025[5]							10,539	262,421
	1/1/2024–12/31/2026							83,674	2,083,483
	1/1/2025–12/31/2027							116,505	2,900,975
A. Malik	2/24/2022[4]		84,529	45.96	2/24/2029				
	2/24/2022	74,344		45.96	2/24/2029				
	2/23/2023[4]		103,320	42.30	2/23/2030				
	2/23/2023		89,920	42.30	2/23/2030				
	2/27/2024		161,160	26.89	2/27/2029				
	2/27/2024		142,400	26.89	2/27/2031				
	3/4/2025		371,824	25.75	3/4/2030				
	1/1/2022–12/31/2026[4]							42,079	1,047,767
	1/1/2023–12/31/2027[4]							52,693	1,312,056
	1/1/2024–12/31/2026							83,674	2,083,483
	1/1/2025–12/31/2027							87,379	2,175,737
D. Lankler	2/28/2019	80,058		38.71	2/28/2026				
	2/27/2020	134,441		31.31	2/27/2027				
	2/25/2021	122,907		33.82	2/25/2026				
	2/25/2021	106,195		33.82	2/25/2028				
	2/24/2022[4]		63,397	45.96	2/24/2029				
	2/24/2022	55,758		45.96	2/24/2029				
	2/28/2022[4]		10,566	46.94	2/28/2029				

Name	Grant Date/ Performance Share Period[1]	TSRU Awards[2] Number of Securities Underlying Unexercised TSRUs Vested (#)	Number of Securities Underlying Unexercised TSRUs Unvested (#)	TSRU Exercise Price ($)	TSRU Expiration Date	Stock Awards[2] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	2/28/2022	9,294		46.94	2/28/2029				
	2/23/2023 (4)		80,360	42.30	2/23/2030				
	2/23/2023 (4)		69,938	42.30	2/23/2030				
	2/27/2024		125,347	26.89	2/27/2029				
	2/27/2024		110,756	26.89	2/27/2031				
	3/4/2025		371,824	25.75	3/4/2030				
	1/1/2022–12/31/2026 (4)							36,819	916,793
	1/1/2023–12/31/2027 (4)							40,984	1,020,502
	1/1/2024–12/31/2026							65,080	1,620,492
	1/1/2025–12/31/2027							87,379	2,175,737

(1) We have included a column showing the grant dates of TSRUs, RSUs, Profit Units (PTUs) (as applicable) and the associated performance periods for the PSAs and PPSs. The PSAs and PPSs shown represent the full grant for the applicable grant date (irrespective of when the goals are set). Under the terms of the vested TSRUs, eligible employees may "exercise" their vested TSRUs and convert them to PTUs which are settled on the settlement date of the underlying TSRUs. The RSUs noted above include the dividend equivalent units accrued from the grant date to year-end, as applicable; however, the dividend equivalent units are not included in the tables below.

(2) Subject to rounding. TSRUs typically vest on the third anniversary of grant date and are settled on the fifth or seventh anniversary of grant, as applicable. The modified 2022 and 2023 5-year TSRUs now vest on the fifth anniversary of the original grant date and settle on the seventh anniversary. PSAs typically vest on the third anniversary of grant date and settle on the third anniversary of the grant date, as applicable. The modified 2022 and 2023 PSAs vest and settle on the fifth anniversary of the original grant date.

(3) Dr. Bourla's February 24, 2022 annual grant consists of the following awards (subject to rounding), which were not eligible for retirement treatment. The 7-year TSRUs vested on the third anniversary of the grant date and the modified 5-year TSRUs and PSAs will vest on the fifth anniversary of the original grant date:

Grant Date	5-Year TSRUs	7-Year TSRUs	PSAs
2/24/2022	105,662	92,930	52,598

(4) TSRUs typically vest on the third anniversary of the grant date and are settled on the fifth anniversary of the grant or for pre-2025 grants select TSRUs are settled on the fifth or seventh anniversary of the grant, as applicable. All eligible NEOs elected to modify their 2022 and 2023 5-year TSRUs and 2022 and 2023 PSAs in accordance with the Tender Offer which closed on September 12, 2024. The modification extended the term and vesting period for the 2022 and 2023 TSRUs by two years (from a 3-year vesting schedule and a 5-year settlement period to a 5-year vesting schedule and a 7-year settlement period). The modification of the 2022 and 2023 PSAs extended the vesting from 3 years to 5 years and the performance period for the 2022 PSAs was modified from 2022 - 2024 to 2024 - 2026 and for the 2023 PSAs from 2023 - 2025 to 2025 - 2027.

(5) Dr. Boshoff's annual (February grant date) LTI awards consisted of PPSs and 7-year TSRUs prior to 2024. As an ELT member, he no longer receives PPS awards, which are designed to reward eligible R&D employees for achieving R&D performance goals that support the pipeline. The 2023 PPS grant vests and settles on the third anniversary of the grant date. The 7-year TSRUs grant vests on the third anniversary of the grant date and settles on the seventh anniversary of the grant date. Dr. Boshoff's January 31, 2022 RSU grant vested 50% on January 31, 2025 and the remaining 50% vested on January 31, 2026. His grants on February 24, 2022 and February 23, 2023 vested one-third per year on the anniversary of the grant date. His December 29, 2023 grant vests in full on December 29, 2026.

2025 OPTION/TSRU EXERCISES AND STOCK VESTED TABLE

The following table provides additional information about the value realized by the NEOs on the TSRU award settlements and unit award vesting that occurred during 2025. The information from this table and tables from prior years was used in the realized pay table elsewhere in this Proxy Statement.

	TSRU Awards			Option Awards		Restricted Stock/Restricted Stock Units/Profit Units[1]			Performance Shares Paid February 2025[2]		
Name	Number of Shares Acquired on Exercise (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)
A. Bourla	62,687	27,135	1,641,272	—	—	—	—	—	—	—	—
D. Denton	—	—	—	—	—	—	—	—	—	—	—
C. Boshoff[4]	943	340	24,800	—	—	36,239	13,103	960,761	27,137	13,781	711,366
A. Malik	—	—	—	—	—	—	—	—	—	—	—
D. Lankler	19,212	6,923	503,278	—	—	—	—	—	—	—	—

(1) The amounts reported in this column represent Dr. Boshoff's RSUs granted: i) January 31, 2022, which vested 50% on January 31, 2025 and were distributed February 3, 2025 at a fair market value of $26.52; ii) February 23, 2023, which vested one-third on February 23, 2025 and were distributed February 21, 2025 at a fair market value of $26.30, and iii) February 24, 2022, which vested one-third on February 24, 2025 and were distributed February 24, 2025 at a fair market value of $26.65.

(2) The 2022 PSAs typically vest and settle on the third anniversary of grant date, as applicable. The 2022 PSAs that were modified in accordance with the Tender Offer which closed on September 12, 2024 (see 2025 Proxy Statement) vest and settle on the fifth anniversary of the original grant date. Dr. Boshoff had PPSs granted in 2020 and 2022 that settled in February 2025, which are reported in this column. Mr. Denton received a May 31, 2022 PSA that was modified as part of the 2024 LTI modification (see 2025 Proxy Statement) that vests and settles in 2027 rather than 2025. Mr. Malik did not have 2022 PSAs.

(3) The amounts (subject to rounding) reported in this column represents 7-Year TSRUs, which were granted on February 22, 2018, and settled on February 22, 2025, using the settlement price (20-day average) of $26.08 and a fair market value of $26.30. The 5-Year TSRUs which were granted on February 27, 2020 settled on February 27, 2025, using the settlement price (20-day average) of $26.06 and a fair market value of $26.10.

(4) As an ELT member, Dr. Boshoff no longer receives PPS awards, which are designed to reward eligible R&D employees for achieving R&D performance goals that support the pipeline. The PPSs that settled in 2025 are reported in the Performance Share column noted above.

RETIREMENT BENEFITS

The following shows the present value of accumulated benefits payable to each of our NEOs participating in the Pfizer Consolidated Pension Plan (the Pension Plan or the PCPP) and the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees (the Supplemental Pension Plan). The Pension Plan and the Supplemental Pension Plan were closed to new participants effective January 1, 2011, and were frozen for future accruals and eligible salary on December 31, 2017.

2025 PENSION BENEFITS TABLE(1)

Name	Plan Name	Number of Years of Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2025 ($)	Lump Sum Value ($)
A. Bourla(3)	Pension Plan	24	99,358	1,219,147	—	99,358	1,247,390
	Supplemental Plan		8,697	101,175	—	8,697	105,560
D. Lankler(4)	Pension Plan	18	64,207	725,091	—	58,507	814,055
	Supplemental Plan		237,457	2,602,267	—	210,068	2,890,144

(1) Messrs. Denton and Malik and Dr. Boshoff are not participants in these plans.

(2) Based on the December 31, 2025 assumptions used in determining our financial statement disclosure. See the "*Summary Compensation Table*" footnote for the assumptions used.

(3) The benefits shown for Dr. Bourla reflect an offset attributable to the value of 12,797,337 Greek drachma (GRD) in cumulative employer contributions that Pfizer made to the Greek TSAY (Greece Fund for Health Professionals), a government sponsored plan on his behalf from 1993 to 1999. For this purpose, benefits were converted from GRD to United States dollars (USD) using exchange rates (.0030520) and (.003447) as of December 31, 2024 and December 31, 2025, respectively.

(4) The retirement benefits for Mr. Lankler attributable to service prior to 2012 are based on the provisions of the Warner-Lambert Sub-Plan formula and the Warner-Lambert Company Supplemental Pension Income Plan formula.

The PCPP retains both the Pfizer and legacy company pension formulas, including: the Warner-Lambert Retirement Plan (the Warner-Lambert Sub-Plan) and the Pfizer Retirement Annuity Plan (the Pfizer Sub-Plan) formulas. Included are benefits earned under the related Supplemental Pension Plan, which includes the Pfizer and legacy company pension formulas including the Warner-Lambert Company Supplemental Pension Income Plan. Pension benefits for all eligible U.S.-based employees, including the eligible NEOs, were provided under the Pension Plan and Supplemental Pension Plan formulas.

For the purpose of computing the "Lump Sum Value" for the Pension and Supplemental Pension Plans shown in the table (above), interest rates as of January 1, 2026 are 4.06% for annuity payments expected to be made during the first 5 years, 5.12% for payments after 5 and up to 20 years, and 5.93% for payments made after 20 years.

We have presented additional information in the table in lieu of a sub-table and to enhance the narrative that follows the table. We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the table above. This column represents the amount payable upon attaining age 65 (or current age, if later), assuming termination of employment on December 31, 2025, except for Mr. Lankler whose Warner- Lambert Sub-Plan benefits were determined as of age 62 (the earliest unreduced retirement age under the Warner-Lambert Sub-Plan).

The immediately payable pension benefit and the lump sum value of that benefit for those NEOs who meet the criteria for benefit commencement under the Pension Plan and Supplemental Pension Plan are also listed in the table above. For Mr. Lankler, the benefit earned prior to 2012 is not payable as a lump sum, and thus the lump sums shown for this portion of his benefit are illustrative. The lump sum values for Mr. Lankler's benefits based on the Warner-Lambert Sub-Plan formula are the present values of the 50% joint and survivor annuity.

THE PENSION PLAN AND SUPPLEMENTAL PENSION PLAN SUMMARY

The Pension Plan is a frozen, funded, tax-qualified, defined benefit pension plan and the Supplemental Pension Plan is a frozen, unfunded, non-qualified excess benefit plan both of which provide benefits to certain employees, including Dr. Bourla and Mr. Lankler. (The other NEOs do not participate in these plans as they joined Pfizer after the plans were frozen to new participants.) The following table summarizes the terms of all pension plans, including the legacy plan benefits for our participating NEOs:

Pfizer's Pension Plan

	Pfizer Benefits	Legacy Plan Benefits[2]
Name	**Dr. Bourla and Mr. Lankler**	**Mr. Lankler**
Time Frame	Pension benefits reflecting benefit service from hire date for Dr. Bourla and from January 2012 for Mr. Lankler until the plans were frozen on December 31, 2017	Pension benefits reflecting benefit service through December 31, 2011
Plans	Pfizer Sub-Plan/ Pfizer Supplemental Pension Plan	Warner-Lambert Sub-Plan/ Supplemental Plan
Pension Earnings	Highest five-calendar years' average of salary and annual bonus[1] earned for the year (as of December 31, 2017). Benefits on earnings up to the tax code limit are included under the Pension Plan; benefits on excess earnings are accrued under the Supplemental Pension Plan	Annual salary as of January 1st of the year and bonus paid during the year (through December 31, 2011)
Formula	Greater of (1.4% of Pension Earnings) x (years of service); or (1.75% of Pension Earnings – 1.5% primary social security benefit) x (years of service) (as of December 31, 2017; capped at 35 years)	(1.5% of Pension Earnings) + (Monthly flat dollar benefit per year of service) (through December 31, 2011)
Form of Payment	Annuity or Lump sum	Annuity

(1) Bonuses other than the annual short-term incentive are not included in Pension Earnings under either of the plans.

(2) Dr. Bourla's prior pension benefit from 1993 to 1999 accrued under the government sponsored Greek TSAY (Greece Fund for Health Professionals), is not a Pfizer sponsored program and as such is not listed. Mr. Lankler has both a Pfizer Sub-Plan and a Warner-Lambert Sub-Plan benefit.

General

Contributions to the frozen Pension Plan are made entirely by Pfizer and are paid into a tax-exempt trust from which benefits are paid. Qualified pension plans, such as the frozen Pension Plan, limit the annual earnings that may be considered in calculating benefits and limit the annual benefit payable from the plan. The frozen Supplemental Pension Plan (non-qualified plan) provides, out of Pfizer's general assets, benefits which are substantially equal to the difference between the benefits which would have been paid in the absence of these IRC limits and the amount that may be provided under the Pension Plan. The Supplemental Pension Plans are unfunded; however, in certain circumstances Pfizer or a predecessor company established and funded trusts to provide for obligations under the Supplemental Pension Plans.

Early Retirement Provisions

Under the Pfizer Sub-Plan and Pfizer Supplemental Plan, the normal retirement age is 65. Employees may begin benefits earlier, subject to the following provisions:

- If an employee terminates employment when the sum of their age and years of service equals or exceeds 90, the employee is entitled to receive an unreduced early payment of either an annuity or an equivalent lump sum. Dr. Bourla attained this milestone during 2022.
- If an employee retires on or after age 55 having 10 or more years of service, the employee may elect to receive either an early retirement annuity or lump sum payment, reduced by 4% per year for each year (prorated for partial years) that the benefit commences between the benefit commencement date and age 65. Mr. Lankler attained this milestone during 2020.

If a colleague with a vested benefit does not satisfy any of the above criteria, the colleague may elect to receive an annuity starting on or after age 55, reduced by 6% per year for each year (prorated for partial years) prior to age 65, certain exclusions apply.

Under the Warner-Lambert Sub-Plan and Warner-Lambert Supplemental Plan, the normal retirement age is 65. Colleagues may begin benefits earlier, subject to the following provision:

- If a colleague retires on or after age 55 having 5 or more years of service, the colleague may elect to receive an early retirement annuity (or lump sum, if elected within 6 months of termination and the colleague does not have a vested pre-2005 accrued Supplemental Pension Plan benefit) on an unreduced basis beginning at age 62 or on a reduced basis prior to age 62 reflecting a reduction of 3% per year for each year (prorated for partial years) between the later of age 60 or the benefit commencement date and age 62 and by 6% per year for each year (prorated for partial years) that the benefit commences between the benefit commencement date (if earlier than age 60) and age 60. Mr. Lankler attained this milestone during 2020.

2025 NON-QUALIFIED DEFERRED COMPENSATION TABLE(1)

This table summarizes activity during 2025 and account balances in our various non-qualified savings and deferred compensation plans for our NEOs. The PSSP and DCP permit the executives to defer eligible earnings on a pre-tax basis. Other than employer contributions to the PSSP, the account balances in these plans are generally attributable to employee deferrals of previously earned compensation and the earnings on amounts in the plans. In addition to employee deferrals, generally, the PSSP has two types of company contributions: company matching contributions and the RSC, described in more detail below. The PSSP is a non-qualified supplemental savings plan that provides for the deferral of compensation, related company matching contributions based on the executive's contributions and the RSC that otherwise could have been made under the related tax-qualified PSP but for the application of certain IRC limitations. In addition, the PSSP accepts transfers of Post-2004 Supplemental Pension Plan benefits into the plan which are treated as re-deferrals as required by IRC Section 409A.

Name	Plan(2)	Executive Contributions in 2025 ($)	Pfizer Contributions in 2025 ($)(3)	Aggregate Earnings in 2025 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2025 ($)(4)
A. Bourla	PSSP	607,900	1,173,200	2,383,829	—	31,557,970
	Deferred PSA	—	—	25,399	—	7,784,290
	Deferred RSU	—	—	7,375	—	1,913,606
	Total:	**607,900**	**1,173,200**	**2,416,603**	**—**	**41,255,866**
D. Denton	PSSP	245,293	532,159	2,296,130	—	16,931,287
	Total:	**245,293**	**532,159**	**2,296,130**	**—**	**16,931,287**
C. Boshoff	PSSP	236,312	562,434	351,420	—	2,561,362
	Total:	**236,312**	**562,434**	**351,420**	**—**	**2,561,362**
A. Malik	PSSP	247,801	477,343	1,045,074	—	6,697,754
	Deferred GPP	—	—	442,604	—	2,502,857
	Total:	**247,801**	**477,343**	**1,487,678**	**—**	**9,200,611**
D. Lankler	PSSP	212,084	507,919	938,490	—	8,415,589
	Deferred RSU	—	—	57	—	14,897
	Total:	**212,084**	**507,919**	**938,547**	**—**	**8,430,486**

(1) Contribution amounts in this table have been reflected in the "*Summary Compensation Table*" and prior years' summary compensation tables, as applicable (based on the year contributions were earned). Aggregate earnings are not reflected in the "*Summary Compensation Table*" and were not reflected in prior years' summary compensation tables. For Dr. Bourla's contributions, see Footnote 4 below.

(2) The PSSP contributions were based on the executive's deferral election and the salary shown in the "*Summary Compensation Table*," as well as annual incentive awards paid in 2025, attributable to 2024 performance and previously reported in the 2024 SCT.

(3) Amounts reported in this column, represent PSSP company matching contributions and RSC earned in 2025 and reported in the "*Summary Compensation Table*" under the "All Other Compensation" column.

(4) Amounts reported in the Aggregate Balance column reflect the cumulative value of the NEOs' account balances, including employee contributions, company matching contributions/RSC, other employer contributions, withdrawals and investment earnings thereon as of December 31, 2025. The amounts reported do not include the fourth quarter 2025 matching contributions or the RSC earned in 2025 because they were credited in early 2026; such amounts are included under the "Pfizer Contributions in 2025" column and in the "*Summary Compensation Table*" under the "All Other Compensation" column (based on the year contributions were earned). Additionally, the amount in the "Aggregate Balance" column reported for Dr. Bourla includes a one-time notional transfer of $12,500,004 from the post-2004 Supplemental Pension Plan benefit to the PSSP in August 2022.

PFIZER SAVINGS PLANS

General

U.S.-based employees (including the NEOs) who meet the eligibility requirements may elect to participate in the PSP and the PSSP. Employer matching contributions and RSC amounts, if applicable, are reflected in the "All Other Compensation" column of the "*Summary Compensation Table*" or prior years' summary compensation tables, as applicable. Note that investment earnings on the plan balances have not been included in the "*Summary Compensation Table*."

Savings Plan

The PSP is a tax-qualified retirement savings plan into which participating employees may contribute a percentage of their salary and bonus (regular earnings).

Participants	Employee Contributions	Company Matching Contributions	Timing	Tax Law Restrictions
All NEOs	Up to 30% of "regular earnings" on a pre-tax basis, Roth basis and/or after-tax basis subject to IRC earnings cap of $350,000 and other IRC limitations	Matching contributions are equal to 100% of the first 3% of "regular earnings" contributed and 50% of the next 3% of "regular earnings" contributed	Immediately vested; matching contributions are made shortly after the end of each quarter provided the employee is employed at the end of each quarter, unless the employee terminated employment due to retirement, death or disability. Distributable as a lump sum or in partial payments	"Annual Additions"* limited to $70,000 Elective annual deferrals (pre-tax/Roth basis) limited to $23,500 ($30,500 if age 50-59 or 64 or over; or $34,750 if age 60-63)

* Includes matching contributions, RSC, pre-tax contributions, Roth contributions and after-tax contributions.

Retirement Savings Contribution

Participants	Company Contributions	Timing
All NEOs	Age- and service-weighted annual company contribution from 5% to 9% of "regular earnings" which is vested after three years of service. (9% contribution when age and service equals or exceeds 65)	Made early in the following year but only if the employee is employed on December 31st of the respective year, unless the employee terminated employment due to retirement, death or disability. Benefits vest after three years of service.

Supplemental Savings Plan

The PSSP provides employees the opportunity to make contributions and receive the crediting of company contributions equal to the difference between the amount that would have been allocated to an employee's account, if the IRC limits described above under "Savings Plan — Employee Contributions" and "Savings Plan — Tax Law Restrictions" columns did not exist and the amount was actually allocated under the PSP.

Participants	Employee Contributions	Company Contributions	Timing	Form of Payment
All NEOs	May contribute up to 30% of "regular earnings" on a pre-tax basis	Matching contributions and RSC: Same as PSP above	Same as PSP above	Lump sum (default) or in 2 to 20 annual installments (as elected) following termination from service

ESTIMATED PAYMENTS AND BENEFITS UPON TERMINATION TABLE

The following table shows the estimated payments and benefits payable upon a hypothetical termination of employment under the Executive Severance Plan and other plans and programs that provide for benefits upon certain terminations, under the various termination scenarios as of December 31, 2025.

			Termination Without Cause		Termination on Change in Control		Death	Disability
Name	Severance[1] (A)($)	Other[2] (B)($)	Long-Term Award Payouts[3] (C)($)	Total (A+B+C)($)	Long-Term Award Payouts[4] (D)($)	Total (A+B+D)($)	Long-Term Award Payouts[4] ($)	Long-Term Award Payouts[4] ($)
A. Bourla	10,800,000	73,595	22,169,259	33,042,854	29,249,446	40,123,041	44,357,329	29,249,446
D. Denton	2,798,304	48,471	3,686,631	6,533,406	7,351,593	10,198,368	11,288,211	7,351,593
C. Boshoff	2,800,000	46,740	5,068,605	7,915,345	7,672,737	10,519,477	11,837,009	7,672,737
A. Malik	2,793,978	73,595	3,663,990	6,531,563	7,083,169	9,950,742	10,842,389	7,083,169
D. Lankler	4,728,622	73,546	4,436,128	9,238,296	6,130,868	10,933,036	9,503,830	6,130,868

(1) Severance equal to the greater of: (a) one year's pay (base salary and target bonus); or (b) 13 weeks' pay plus 3 weeks' pay per full year of service, subject to a maximum of 104 weeks. These amounts do not include a bonus payment for the year of termination, if any, under the GPP. In general, under the terms of the GPP, in effect as of December 31, 2025, the individual may receive a pro-rata bonus for the year of termination at the company's discretion (including a lower than target or no bonus amount).

(2) The company's cost of 24 months of medical, dental and life insurance coverage with employee paying active employee rates. The amounts vary based on the coverages selected.

(3) These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2025 upon a termination without cause. Awards granted in 2025 would vest on a prorated basis and would settle on the original settlement date. For Messrs. Denton and Malik, who are not retirement eligible, the modified 2022 and 2023 PSAs and TSRUs would vest on a prorated basis, respectively, and would be distributed in 2027 and 2028 (for the 2022 and 2023 PSAs), and 2029 and 2030 (for the 2022 and 2023 TSRUs), according to the modified terms of the awards.

For retirement eligible participants under the equity plan with the modified awards (Dr. Bourla and Mr. Lankler), the modified 2022 and 2023 PSAs would continue to vest and be distributed in 2027 and 2028, respectively. The modified 2022 and 2023 TSRUs would continue to vest and would be distributed in 2029 and 2030, according to the modified terms of the awards. Awards held less than one year would be prorated. Dr. Boshoff, who is also retirement eligible, did not have awards that were eligible for modification but all of his awards outstanding held at least one year would continue to vest upon his separation, if terminated without cause. Awards held less than one year would be prorated. Additionally, Dr. Boshoff's retention awards (January 2022 and December 2023 RSUs) would be prorated upon his termination without cause and distributed immediately.

(4) These amounts represent the value of the long-term incentive awards that the participants would have been entitled to as of December 31, 2025 upon an involuntary termination on the date of a change in control, death or disability. Other than death for which the awards vest and settle, for all other events awards will continue to vest and will be settled on the original settlement date.

POTENTIAL PAYMENTS UPON INVOLUNTARY TERMINATION, DISABILITY, DEATH, RETIREMENT OR CHANGE IN CONTROL

For an involuntary termination and a termination due to disability, death, retirement or a termination following a change in control (subject to the plan provisions), all NEOs are eligible for the LTI treatment and benefits program detailed below:

Involuntary (termination without cause, not retirement eligible)	
Benefits Program	• Health and life insurance benefits, at active employee rates, for up to 24 months following termination date. • Savings Plan and Supplemental Savings Plan contributions generally will cease for those who are terminated due to involuntary termination without cause. • See also description of severance payments under the Executive Severance Plan in the CD&A above.
Long-Term Incentive Program	• Vested TSRUs/PTUs will settle on the original settlement date. • Unvested TSRUs will vest on a prorated basis and settle on their settlement date. Remaining unvested TSRUs will be forfeited. • PSAs/PPSs will vest on a prorated basis and settle based on the actual performance at the end of the performance period. Remaining unvested PSAs/PPSs will be forfeited. • RSUs will vest on a prorated basis and settle on and be paid upon the termination date. The remaining unvested RSUs will be forfeited.
Disability	
Benefits Program	• Company-paid long-term disability benefit equal to 50% of pay (salary and bonus) with optional employee purchase of 60% or 70% of pay. Covered pay maximum $500,000. Individual supplemental policy, if the employee has purchased it, may provide higher coverage. • Health and life insurance benefits for 24 months for those who are approved to receive long-term disability benefits due to an injury or illness. • Savings Plan and Supplemental Savings Plan contributions will cease for those who are terminated due to disability (after short-term disability ends).
Long-Term Incentive Program	• Vested TSRUs/PTUs will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on their settlement date. • PSAs/PPSs will continue to vest and settle based on the actual performance at the end of the performance period. • RSUs will continue to vest and be paid according to the original vesting schedule.
Death	
Benefits Program	• Life insurance death benefits of one times pay (salary plus bonus) with a maximum death benefit of $2.0 million. • Additional death benefits of up to eight times pay (salary plus bonus), if the employee purchased additional coverage with a maximum supplemental death benefit of $4.0 million. • Upon the death of an employee, pension and savings plan benefits and deferred compensation are payable in accordance with the terms of the plans and the employee's prior elections (if any). Additionally, health insurance coverage continues for family members at no cost for three months, and afterwards either COBRA or retiree medical coverage (if eligible) is available.
Long-Term Incentive Program	• Vested TSRUs/PTUs are immediately settled. Unvested TSRUs are vested and settled. TSRUs will be settled using the greater of quarter end (prior to the death), Monte Carlo (binomial) valuation or the intrinsic value at time of death. • PSAs/PPSs immediately vest and are paid out based on actual performance for the completed years and target for uncompleted years. • RSUs immediately vest and are paid in full.

Retirement	
Benefits Program	• See "*Pension and Savings Plans*" and "*Retiree Healthcare Benefits*" for further information on health care, pension and savings plan benefits under Pfizer's plans.
Long-Term Incentive Program	If a participant retires after attaining either age 62 with at least 5 years of continuous and uninterrupted service (for annual grants starting in 2022) or 55 with at least 10 years of continuous and uninterrupted service, both measured from the most recent hire date, or after attaining age and years of service totaling 90 or more after the first anniversary of the grant date: • Vested TSRUs/PTUs will be settled on the original settlement date. • Unvested TSRUs continue to vest and will be settled on their settlement date. • PSAs/PPSs will continue to vest and will be settled based on the actual performance at the end of the performance period. • RSUs (other than off-cycle grants) will continue to vest and be paid at the end of the original vesting schedule. ◦ Off-cycle grants are typically forfeited. Generally, if retirement occurs prior to the first anniversary of the grant date, the unvested portion of these long-term incentive awards is forfeited. Based on age and years of service, had they retired as of December 31, 2025, Drs. Bourla and Boshoff and Mr. Lankler were eligible for retirement treatment and had long-term incentive awards with a value of $18,582,422 for Dr. Bourla, $2,698,044 for Dr. Boshoff, and $3,791,529 for Mr. Lankler. These amounts do not include $892,393 for Dr. Bourla, $37,756 for Dr. Boshoff and $240,259 for Mr. Lankler, representing the value of their vested but unsettled TSRUs as of December 31, 2025. The actual amount received by these NEOs for their long-term incentive awards will be determined on the settlement date (in respect of TSRUs and PSAs/PPSs) based on the values and performance (if applicable) at the respective time and is not tied to retirement or other separation from service.
Change in Control	
Long-Term Incentive Program	If a participant's employment is terminated other than for Cause within 24 months following a change in control: • Vested TSRUs/PTUs will settle on the original settlement date. • Unvested TSRUs will continue to vest and settle on their settlement date. • PSAs/PPSs will continue to vest and are settled based on the actual performance at the end of the performance period. • RSUs will continue to vest and be paid according to the original vesting schedule.

CEO PAY RATIO

The 2025 annual total compensation for Dr. Bourla was 277 times the annual total compensation of the median-paid employee as follows:

Annual Total Compensation		
Albert Bourla	$ 27,585,301	(1)
Median-Paid Employee	$99,631	(2)
Ratio	277:1	

(1) As reported in the "Total" column of the Summary Compensation Table.

(2) Cash compensation (including overtime pay) of $95,111; equity of $0; change in pension of $4,473 plus all other compensation of $47.

The annual total compensation, for purposes of the pay ratio, was determined using the requirements for the SCT for both Dr. Bourla and the median-paid employee. The median-paid employee is the same median paid employee identified in the 2025 Proxy Statement. The date chosen for identification of the median-paid employee was as of November 1 of the prior completed fiscal year. As the median-paid employee is employed outside of the U.S., the annual total compensation for the median employee in respect of 2025 was converted to U.S. dollars using the spot exchange rate as of the last business day of the year (December 31, 2025).

To identify the median-paid employee for the 2025 Proxy Statement, we took the following steps:

1. Calculated the annual total cash compensation (annual base salary rate + actual incentive bonus paid during the prior 12 months, if applicable) for all employees of the company as of November 1, 2024. We believe that annual total cash compensation is a consistently applied compensation measure at Pfizer and most appropriate for determining the median-paid employee, as annual LTI awards are not granted widely to employees. We used actual annual total cash compensation (converted to USD based on the foreign exchange rate in effect on November 1, 2024), and did not make any assumptions or adjustments to the amounts determined.
2. The median-paid employee is selected by ranking the annual total cash compensation from lowest to highest of all employees (excluding the CEO, but including the other NEOs, full-time and part-time employees and employees on leave). In the event that there are multiple employees with compensation that is substantially similar to the median total cash compensation, this subset data is resorted by employee identification numerical order. The median employee from this subset with the substantially similar median compensation ultimately will be deemed to be the median-paid employee.

PAY-VERSUS-PERFORMANCE TABLE (2021-2025)

The following table reports the compensation of our Principal Executive Officer (PEO or referred to herein as CEO) and the average compensation of the other non-CEO NEOs as reported in the Summary Compensation Table for the past five fiscal years, as well as Compensation Actually Paid (CAP) as calculated under the SEC Pay-Versus-Performance (PVP) disclosure requirements and certain performance measures required by the rules. Dollar amounts reported as CAP are computed in accordance with Item 402(v) of Regulation S-K, and our Board believes that it is important to recognize that these amounts do not reflect the actual amount of compensation earned by or paid to our CEO and NEOs during the applicable fiscal year.

					Value of initial fixed $100 investment based on		(GAAP)	Company Selected Measure (Non-GAAP)
Year	Summary Compensation Table (SCT) Total for CEO* ($)	Compensation Actually Paid to CEO(1)/(2)/(3) ($)	Average SCT Total for (non-CEO) NEOs* ($)	Average Compensation Actually Paid to (non-CEO) NEOs(1)/(2)/(3) ($)	TSR (Pfizer) ($)	TSR (Peer Group)** ($)	Net Income ($B)	Adj. Net Income*** ($B)
2025	27,585,301	33,705,501	9,552,931	11,265,892	86	187	7.77	19.33
2024	24,648,727	38,522,253	8,504,021	11,713,836	86	151	8.03	17.96
2023	21,562,064	(62,146,536)	6,330,278	(9,473,859)	88	143	2.12	11.24
2022	33,017,453	5,662,152	14,842,288	8,437,687	149	133	31.37	39.12
2021	24,353,219	115,175,594	9,289,461	40,940,768	167	123	21.98	25.24

(Amounts are subject to rounding.)

* **SCT Total.** As noted earlier in this Proxy Statement, reflects the grants made during the year for which the applicable performance goals have been set under GAAP rules. The accounting rules provide that PSAs are deemed granted and therefore included in the SCT when the applicable goals are set; therefore, one-third of the PSAs is included in the SCT Total in each of the performance years that use the applicable year in measuring performance, as a result of the use of three, separately established annual goals. For 2024, see "2024 Grants of Plan-Based Awards Table" in the 2025 Proxy Statement for additional detail on the "Long-Term Incentive Award Modification" in September 2024. For 2022, equity awards reported in the SCT include the "make-whole awards" for Mr. Denton in connection with his hiring, as detailed in the Leadership Transition section in the 2023 Proxy Statement.

** **Peer Group TSR.** Represents the DRG Index (NYSE ARCA Pharmaceutical Index) peer group.

*** **Adjusted Net Income.** Results used for annual incentive purposes (2025) and PSA purposes (pre-2025). Adjusted Net Income is defined as U.S. GAAP net income attributable to Pfizer Inc. common shareholders before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items; and is adjusted to reflect budgeted FX rates for the year and further refined to exclude certain other unbudgeted or non-recurring items including acquired in-process research and development expenses.

(1) To calculate CAP, as defined by the SEC, the following deductions and additions were made to the SCT Total compensation:

CEO — Summary Compensation Table Total to CAP Reconciliation

Year	CEO/Principal Executive Officer (PEO)	Reported Summary Compensation Table (SCT) Total ($)	Deductions: Reported Value of Stock and Option Awards ($)	Deductions: Reported Change in the Actuarial Present Value of Pension ($)	SCT Adjusted Total ($)	Fair Value of Grant During the Year at 12/31 ($)	Change in Fair Value of Prior Years' Awards (Unvested at 12/31) ($)	Change in Fair Value of Prior Years' Awards that Vested During Applicable Year ($)	CAP to CEO ($)
		A	B	C	D=A-B-C	E	F	G	H=D+E+F+G
2025	Bourla	27,585,301	18,440,846	4,014	9,140,441	19,614,074	4,987,229	(36,243)	33,705,501
2024	Bourla	24,648,727	14,832,663	0	9,816,064	18,024,522	11,344,823	(663,156)	38,522,253
2023	Bourla	21,562,064	17,506,870	8,440	4,046,754	2,676,420	(54,869,053)	(14,000,657)	(62,146,536)
2022	Bourla	33,017,453	18,822,635	2,473,747	11,721,071	23,195,458	(19,441,173)	(9,813,204)	5,662,152
2021	Bourla	24,353,219	13,231,457	49,901	11,071,861	47,742,308	57,799,698	(1,438,273)	115,175,594

(Amounts are subject to rounding.)

Average Non-CEO NEOs — Summary Compensation Table Total to CAP Reconciliation

Year	Non-CEO NEOs[(i)]	Reported Summary Compensation Table (SCT) Total ($)	Deductions: Reported Value of Stock and Option Awards ($)	Deductions: Reported Change in the Actuarial Present Value of Pension ($)	SCT Adjusted Total ($)	Fair Value of Grant During the Year at 12/31 ($)	Change in Fair Value of Prior Years' Awards (Unvested at 12/31) ($)	Change in Fair Value of Prior Years' Awards that Vested During Applicable Year ($)	Avg. CAP to (non-CEO) NEOs ($)
		A	B	C	D=A-B-C	E	F	G	H=D+E+F+G
2025	Denton, Boshoff, Malik and Lankler	9,552,931	4,608,125	64,494	4,880,312	5,448,358	946,653	(9,431)	11,265,892
2024	Denton, Dolsten, Malik and Boshoff[(ii)]	8,504,021	3,802,672	—	4,701,349	4,881,641	2,183,867	(53,021)	11,713,836
2023	Denton, Dolsten, Lankler, Malik, Hwang, and Pao[(ii)]	6,330,278	3,903,883	126,204	2,300,191	583,665	(9,788,919)	(2,568,796)	(9,473,859)
2022	Denton, Pao, Dolsten, Hwang, and D'Amelio[(ii)]	14,842,288	6,029,494	—	8,812,794	6,608,542	(4,530,369)	(2,453,280)	8,437,687
2021	D'Amelio, Dolsten, Hwang, Lankler and Young[(ii)]	9,289,461	4,583,167	53,838	4,652,456	16,368,787	20,441,286	(521,762)	40,940,768

(Amounts are subject to rounding.)

(i) Except for Messrs. Denton and Malik and Dr. Pao, the NEOs met the criteria for retirement treatment on their equity awards for the respective year.

(ii) For 2024, Dr. Dolsten served as an executive officer until the close of business on December 31, 2024 and terminated employment on February 28, 2025. For 2023, Ms. Hwang and Dr. Pao were no longer serving as executive officers at fiscal-year end (former Chief Commercial Officer (CCO) and Chief Development Officer (CDO), respectively). For 2022, Mr. D'Amelio was no longer serving as an executive officer at fiscal year-end (former CFO). For 2021, Mr. Young was no longer serving as an executive officer at fiscal year-end (former Group President, Chief Business Officer).

(2) The Monte Carlo Simulation used to determine values for the TSRUs uses the valuation date (or the prior business day where the valuation date falls on the weekend or holiday) assumptions of: stock price, expected dividend yield, risk-free interest rate, and stock price volatility, as determined in accordance with ASC Topic 718. The PSAs valuation methodology utilized the equity intrinsic value accounting, with the applicable performance conditions applied and dividend equivalents accrued based on the applicable performance conditions. For Mr. Denton's RSU "make-whole award", dividend equivalent units are accumulated during the vesting period at the applicable dividend dates, and reinvested as additional RSUs which are settled in shares with the underlying RSUs on the vesting date.

(3) As the pension plan was frozen, no service cost was included in the calculation of CAP. Additionally, dividends are not paid on PSAs until they settle and then solely on the earned shares.

CEO and Average Non-CEO NEO CAP Pay-Versus-Performance

The following illustrates the relationship between the CAP of our CEO and average non-CEO NEOs (Avg. NEO) and company performance as well as peer performance.

- The five-year compensation history of the CEO and Avg. NEO shows that the CAP aligns with Pfizer's TSR, which outperformed the DRG Index TSR for 2021 and 2022, and underperformed for 2023 - 2025. The values are based on a $100 investment made on December 31, 2020.
- The CEO and Avg. NEOs' compensation has significantly been weighted toward long-term stock-based incentives — 75%-80% for the CEO and 60%-70% on average for the other NEOs (as a percentage of target total direct compensation) — to reinforce alignment between the financial interests of our executives and shareholders. As a result of this weighting, the CAP values are significantly influenced by Pfizer's stock price.
- This significant weighting of long-term stock-based incentives in our mix is the main driver for the significant fluctuation in CAP value year-over-year. Pfizer's stock price has declined approximately 58% since 2021 ($59.05 on 12/31/21 to $24.90 on 12/31/25), which has resulted in a significant decline in CAP values compared to 2021.
- The results provide additional evidence of our pay for performance alignment, as the CAP values have generally tracked TSR performance.

The graphs below show the relationship between pay and performance.

CEO and Average NEOs CAP versus TSR Performance*



Pay $ (000)
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
($20,000)
($40,000)
($60,000)
($80,000)
TSR Value
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$115,176
$167
$40,941
$123
$149
$133
$5,662
$8,438
$143
$88
($9,474)
($62,147)
$38,522
$151
$11,714
$86
$187
$33,706
$11,266
$86
2021
2022
2023
2024
2025
CEO Compensation Actually Paid
NEO Compensation Actually Paid (Avg.)
Pfizer TSR
DRG Index TSR

* TSR value based on $100 investment of Pfizer versus DRG Index as of December 31, 2020.

CEO and Average NEOs CAP versus Net Income (GAAP)


$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
($20,000)
($40,000)
($60,000)
($80,000)
Pay $ (000)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Net Income ($B)
$115,176
$40,941
$21.98
$31.37
$5,662
$8,438
($9,474)
($62,147)
$2.12
$38,522
$11,714
$8.03
$33,706
$11,266
$7.77
2021
2022
2023
2024
2025
CEO Compensation Actually Paid
NEO Compensation Actually Paid (Avg.)
Net Income ($B)

CEO and Average NEOs CAP versus Adjusted Net Income (Non-GAAP)


$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
($20,000)
($40,000)
($60,000)
($80,000)
Pay $ (000)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Adjusted Net Income ($B)
$115,176
$40,941
$25.24
$39.12
$5,662
$8,438
($9,474)
($62,147)
$11.24
$38,522
$11,714
$17.96
$33,706
$11,266
$19.33
2021
2022
2023
2024
2025
CEO Compensation Actually Paid
NEO Compensation Actually Paid (Avg.)
Adjusted Net Income ($B)

Overall, the Committee believes the executive compensation program strikes an appropriate balance between incentivizing our executives based on performance, while remaining attuned to market competitive pay practices. This is also evidenced by the performance metrics the Committee selected to link pay with performance as described in the section below. See our "*Compensation Discussion and Analysis*" for additional information regarding Pfizer's pay-for-performance executive compensation program.

Company Performance Metrics

Pfizer's executive compensation program appropriately aligns pay and performance as the Committee seeks to utilize metrics that incentivize and strengthen our alignment to our compensation philosophy, as well as our focus on long-term sustainable growth. The metrics (non-GAAP) listed below are the performance metrics the Committee deems as the most important financial performance measures used to link compensation actually paid to our NEOs to the company's performance for the most recently completed fiscal year, as further described in our Compensation Discussion and Analysis within the sections titled "*2025 Annual Incentive Award/Global Performance Plan (GPP)*" and "*2025 Annual Long-Term Incentive Award Program*".

Most Important Performance Measures
Adjusted Net Income
Total Revenue
Adjusted Diluted EPS
Cash Flow from Operations

CEO Realized Pay Table (Supplemental)

The supplemental table and graphs below compare the realized pay for Dr. Bourla over five years with the disclosed SCT Total and CAP.

Year	SCT Total ($)	CAP ($)	Realized Pay[1] ($)
2025	27,585,301	33,705,501	8,841,272
2024	24,648,727	38,522,253	9,499,998
2023	21,562,064	(62,146,536)	25,724,089
2022	33,017,453	5,662,152	26,621,180
2021	24,353,219	115,175,594	16,676,919

(Amounts are subject to rounding.)

(1) Realized Pay is defined as base salary, short-term incentive bonus paid on account of the performance year, and payouts/settlements of long-term incentive awards during the applicable year.

Year	Salary ($)	Bonus ($)	LTI Settlements ($)	Realized Pay ($)
2025	1,800,000	5,400,000	1,641,272	8,841,272
2024	1,800,000	7,020,000	679,998	9,499,998
2023	1,787,500	0	23,936,589	25,724,089
2022	1,737,500	7,650,000	17,233,680	26,621,180
2021	1,687,500	8,000,000	6,989,419	16,676,919

(Amounts are subject to rounding.)

Supplemental Table: Realized Pay Comparisons


2021
$16,677
$115,176
$24,353
2022
$26,621
$5,662
$33,017
2023
$25,724
($62,147)
$21,562
2024
$9,500
$38,522
$24,649
2025
$8,841
$33,706
$27,585
($80,000)
($60,000)
($40,000)
($20,000)
$0
$20,000
$40,000
$60,000
$80,000
$100,000
$120,000
$140,000
Pay ($000s)
Realized Pay
CAP
SCT Total

The graph above illustrates our CEO's realized pay compared to the CAP and SCT Total for 2021-2025. For 2023, the year-end stock price declined from 2022, therefore resulting in a negative CAP value attributable to the decline in the value of outstanding equity awards. The CAP value differs significantly from the realized pay and SCT Total.

See our "*Compensation Discussion and Analysis*" for additional information regarding Pfizer's pay-for-performance executive compensation program.

This table provides certain information as of December 31, 2025 with respect to our equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	243,888,259 (1)	$32.60	243,970,660
Equity compensation plans not approved by security holders	0	N/A	68,687,741 (2)
Total	**243,888,259**	**$32.60**	**312,658,401** (3)

(1) This amount includes the following (subject to rounding):

- 7,815,014 shares to be issued upon the exercise of outstanding stock options as of December 31, 2025, of which 1,666,869 were granted from the Pfizer Inc. 2014 Stock Plan (the 2014 Stock Plan) with a weighted-average exercise price of $35.52, 4,235,477 were granted from the Pfizer Inc. 2019 Stock Plan (2019 Stock Plan) with a weighted-average exercise price of $33.61, and 1,912,668 were granted from the Amended and Restated Pfizer Inc. 2019 Stock Plan (Amended and Restated 2019 Stock Plan) with a weighted-average exercise price of $25.75
- 7,840,017 (maximum) Performance Share Awards (PSAs) to be issued, but not yet earned as of December 31, 2025, of which 5,148,361 were granted under the 2019 Stock Plan and 2,691,656 were granted from the Amended and Restated 2019 Stock Plan. The number of shares (to inactive participants) or cash (to active participants) at vesting, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to two measures: Adjusted Net Income over three one-year periods and the relative three-year TSR as compared to the DRG Index. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 31,893,363 (maximum) Portfolio Performance Shares (PPSs) to be issued, but not yet earned as of December 31, 2025, of which 18,607,095 were granted from the 2019 Stock Plan and 13,286,268 were granted from the Amended and Restated 2019 Stock Plan. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined upon the achievement of predetermined goals related to Pfizer's long-term product portfolio during a three or five-year performance period, as applicable, from the year of the grant date. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 31,561,574 nonvested RSUs as of December 31, 2025, of which 13,386,722 were granted from the 2019 Stock Plan and 18,174,852 were granted from the Amended and Restated 2019 Stock Plan. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation in column (B).
- 164,736,115 TSRUs not yet settled as of December 31, 2025. This includes the following shares granted under our stock plans:

Pfizer Stock Plans	Vested TSRUs	Weighted-Average Grant Price	Non-Vested TSRUs	Weighted-Average Grant Price
2014 Stock Plan	2,380,418	$38.71	0	N/A
2019 Stock Plan	41,349,358	$35.67	73,683,862	$35.12
Amended & Restated 2019 Stock Plan	2,129	$25.75	47,320,348	$25.76

The number of shares, if any, to be issued pursuant to outstanding TSRUs will be determined by the difference between the settlement price and the grant price, plus the dividend equivalents accumulated, if applicable during a 5- or 7-year term. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant.

- 42,176 Profit Units (PTUs), which are converted units from exercises of vested TSRU grants of which 42,176 were under the 2019 Stock Plan.

(2) Represents the aggregate number of available shares that were assumed under the 2019 Stock Plan from the remaining shares available under the Seagen, Arena, Biohaven, and GBT stock plans as adjusted for grants issued. These shares are exempt from shareholder approval requirements pursuant to NYSE Listed Company Manual Rule 303A.08. The assumed shares may be issued under the terms of the 2019 Stock Plan to legacy employees of the acquired companies and newly hired employees after the dates of the respective acquisitions.

(3) Represents the number of shares available for issuance pursuant to stock options and awards that could be granted in the future under the Amended and Restated 2019 Stock Plan inclusive of the shares we assumed from the remaining shares available under the Seagen, Arena, Biohaven, and GBT stock plans which can be issued to legacy employees of the acquired companies and newly hired employees after the dates of the respective acquisitions. Under the Amended and Restated 2019 Stock Plan, any option or TSRU granted reduces the available number of shares on a one-to-one basis and any whole share award granted (such as RSUs) reduces the available number of shares on a three-to-one basis. PSAs and PPSs reduce on a three-to-one basis times maximum payout of two times.

Financial Measures

The following table contains a comparison of 2025 and 2024 U.S. GAAP to non-GAAP revenues and U.S. GAAP net income to non-GAAP adjusted net income for annual incentive purposes relating to "*Annual Incentives Objectives and Results*" within this Proxy Statement (Unaudited). These financial measures for annual incentive purposes utilize budgeted foreign exchange rates for the year and exclude certain other unbudgeted or non-recurring items. Therefore, these financial measures are different from those utilized in our press releases and Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2025 Annual Report on Form 10-K.

(Billions)	2025	2024
GAAP Revenues	$62.6	$63.6
Foreign exchange impact relative to rates in effect for budget purposes	(1.4)	—
Exclusion of non-recurring items	—	—
Non-GAAP Revenues for Annual Incentive Purposes	$61.2	$63.7
GAAP Net Income*	$7.8	$8.0
Amortization of intangible assets—net of tax	3.9	4.3
Acquisition-related items—net of tax	1.0	1.6
Discontinued operations—net of tax	—	—
Certain significant items—net of tax	5.8	3.8
Non-GAAP Adjusted Net Income*	$18.4	$17.7
Foreign exchange impact relative to rates in effect for budget purposes	(0.4)	0.2
Acquired in-process research and development expenses—net of tax	1.3	—
Exclusion of non-recurring items	—	—
Non-GAAP Adjusted Net Income for Annual Incentive Purposes	$19.3	$18.0

* See the "Non-GAAP Financial Measure: Adjusted Income" section of the MD&A in Pfizer's 2025 Annual Report on Form 10-K.

Note: Amounts may not add due to rounding.

Shareholder Proposal

We expect the following proposal (Item 5 on the proxy card) to be presented by the shareholder at the Annual Meeting. The company is not responsible for any inaccuracies this shareholder proposal may contain. As explained below, the Board unanimously recommends that you vote "AGAINST" this shareholder proposal.

Item 5 – Adopt an Independent Chair Policy

Mr. John Chevedden, 2215 Nelson Avenue, Apt. 205, Redondo Beach, CA 90278, who represents that he owns no less than 300 shares of Pfizer common stock, has notified Pfizer that he will present the following proposal at the 2026 Annual Meeting:

The Shareholder's Resolution

Proposal 5 — Independent Board Chairman


FOR
Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

Selection of the Chairman of the Board the Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

The Chairman of the Board shall be an Independent Director. A Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now.

Now is the perfect time to transition to an independent board chairman. Pfizer stock was at $58 in 2022. Pfizer stock then fell to $27 in late 2025.

An independent Board Chairman improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting investor confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to the Company's long-term sustainability and credibility.

Please vote yes:
Independent Board Chairman– Proposal 5

Board of Directors' Statement in Opposition to the Proposal

The Board of Directors unanimously recommends a vote **AGAINST** this proposal.

- Our Corporate Governance Principles provide the Board with the flexibility to determine its optimal model for independent Board leadership at any given time. Maintaining the Board's flexibility to choose its leadership structure is of utmost importance to Pfizer and our shareholders.
- The Governance Committee annually evaluates the Board's leadership structure. If the Chairman and CEO positions are held by the same individual, or the Chairman is not an independent Director, the independent Directors will elect a Lead Independent Director with significant authority and well-defined responsibilities.
- Pfizer's shareholder rights and governance practices, including the election of a Lead Independent Director, establish a robust leadership structure that further supports independent board oversight.
- Pfizer seeks investor feedback regularly about the Board among other governance topics, which the Board considers during its annual review of its leadership structure.
- Imposing an enduring policy that separates the roles of Chairman and CEO would be overly restrictive and undermine the Board's flexibility without offering evidence to support that separation of the two roles improves corporate governance or increases shareholder value.
- Proposals on this topic have been voted on at previous Annual Meetings and have consistently failed to receive majority shareholder support. At the 2024 Annual Meeting of Shareholders, the last time shareholders considered this proposal, the proposal received 34.9% of the votes cast.

PFIZER'S SHAREHOLDER RIGHTS AND GOVERNANCE PRACTICES SUPPORT INDEPENDENT BOARD OVERSIGHT

Pfizer's governance policies, including annual director elections, election of a Lead Independent Director, majority voting standards for uncontested elections, shareholder rights to call special meetings, and proxy access, support robust independent Board oversight and our responsiveness to shareholders' needs. Except for Chairman and CEO, Dr. Albert Bourla, the Board consists exclusively of independent Directors who possess the requisite skills and expertise to provide robust independent oversight and appropriately challenge management as circumstances require. The independent Directors meet in executive session, led by the Lead Independent Director, at every Board meeting to address topics such as succession planning and evaluation of senior leaders, including the Chairman and CEO. In addition, the Board's Committees, including Audit, Compensation, Governance, Regulatory and Compliance, and Science and Technology, are composed solely of independent Directors.

The Board's independent oversight is further reinforced through its ongoing refreshment. Since 2024, two new independent Directors have joined the Board, bringing their fresh perspectives and expertise to the Board. Director tenure averages 9 years.

LEADERSHIP STRUCTURE FLEXIBILITY IS EFFECTIVE FOR PFIZER AND OUR SHAREHOLDERS

The Corporate Governance Principles require that the independent Directors elect a Chairman annually based on recommendations from the Governance Committee. The Board does not have a preferred structure and recognizes that the right structure may vary as circumstances warrant. The Chairman may or may not be the CEO, but when the CEO also serves as Chairman, a Lead Independent Director is elected. The Board values having the flexibility to select the optimal leadership structure for Pfizer and its shareholders at any given time. The independent Directors, with their distinct backgrounds and perspectives and knowledge of the company, are best positioned to evaluate and select the optimal leadership structure at any given time.

PFIZER'S BOARD CONDUCTS AN ANNUAL REVIEW OF ITS LEADERSHIP STRUCTURE

In December 2025, following a thorough review by the Governance Committee, the independent Directors evaluated the Board's leadership structure taking into consideration the company's performance under the current operating and governance environment and investor feedback. The Committee, with input from the other independent Directors, determined that it would be in the best interest of the company and its shareholders for Dr. Bourla to continue serving as Chairman of the Board in 2026. The Board concluded that Dr. Bourla demonstrates the leadership and vision necessary to lead the Board. His deep scientific, industry and regulatory expertise, along with his extensive company knowledge enables him to effectively lead the Board.

The independent Directors also re-elected Mr. Shantanu Narayen to serve as Lead Independent Director in 2026. Mr. Narayen has demonstrated strong leadership skills, risk oversight abilities, and expertise in technology and product innovation during his tenure as a Director and Lead Independent Director. His strong independent leadership, global leadership experience, and commitment to the Board make him well-suited for this independent leadership role. Accordingly, the independent Directors remain confident in Mr. Narayen's ability to continue as Lead Independent Director for 2026. For further information concerning the Board's leadership structure, please see "*2025 Annual Review of Leadership Structure*" in this Proxy Statement.

ROLE OF THE LEAD INDEPENDENT DIRECTOR

The role of Lead Independent Director is governed by a Board-approved charter and entails a specific mandate, substantial authority, and clearly articulated responsibilities, including, but not limited to: presiding at all meetings of the Board at which the Chairman and CEO is not present, including executive sessions of the independent Directors; calling meetings of independent Directors; leading the annual evaluation of the Chairman and CEO; and functioning as a liaison between the Chairman and CEO and the independent Directors. For further information about the roles of the Chairman and Lead Independent Director, please see "*The Board's Leadership Structure*" in this Proxy Statement.

SUMMARY

The Board is best positioned to determine its optimal leadership structure and believes it is of utmost importance that it retains this flexibility. Imposing an enduring policy that mandates separating the roles of Chairman and CEO would be overly restrictive and would not be in the best interest of Pfizer or our shareholders. The Board remains committed to engaging with investors and considering their feedback, alongside other factors, when evaluating its leadership structure. Proposals on this topic have been voted on previously at Pfizer's Annual Meetings and have consistently failed to receive majority shareholder support.

The Board of Directors unanimously recommends a vote **"AGAINST"** this proposal.

Annual Meeting Information

Annual Meeting

WHEN AND WHERE?

Date and Time	April 23, 2026 at 9:00 a.m., EDT
Location	**https://meetnow.global/PFE2026** The 2026 Annual Meeting (the Annual Meeting or the Meeting) will be held in virtual format only through a live video webcast with the option to ask live questions. We designed the format to ensure that our shareholders who attend the meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting, allowing for broader shareholder attendance at no cost to the shareholder. Closed captioning will be provided.

HOW DO I ATTEND THE ANNUAL MEETING?

On the day of the Meeting, shareholders may log in to the Meeting website, using the URL above, beginning at 8:45 a.m. EDT and can attend the Meeting, ask questions and vote their shares. You will be required to enter a control number, which can be found on your Notice of Internet Availability (Notice), proxy card, electronic notification or voting instructions included with your proxy materials. Additional information will be available on the Meeting website, including the Rules of Conduct and Meeting Procedures.

Registered Shareholders	Enter your 15-digit control number found on the Notice, proxy card or electronic notification included with your proxy materials.
Beneficial Owners (Shareholders who hold shares through an intermediary, such as a bank or broker)	Enter your control number found on the voting instructions included with your proxy materials. Access to the Meeting website will be available on the day of the Meeting beginning at 8:45 a.m. EDT. Beneficial owners should check with their intermediary through which they hold their shares to confirm whether it is necessary to register in advance of the Annual Meeting. If registration is required, please see "*How Do I Register in Advance of the Annual Meeting?*" below.
Guests	Join the Annual Meeting as a "Guest." You will not have the ability to ask questions or vote during the meeting if you join the meeting as a Guest.
Proponent(s) of Shareholder Proposal(s)	The proponent(s) of shareholder proposal(s) included in this Proxy Statement should notify the company in writing of the individual authorized to present the proposal at the Meeting at least two weeks before the Annual Meeting to obtain information on how to attend.

HOW DO I REGISTER IN ADVANCE OF THE ANNUAL MEETING?

While we expect the vast majority of beneficial owners will be able to attend the Annual Meeting, vote their shares and ask questions using the control number received with their proxy materials, as described above, we recommend that beneficial owners confirm this ability with the intermediary through which they hold their shares such as a bank or broker. If your intermediary does not provide for the ability to access the Annual Meeting using the control number found on the voting instructions included with your proxy materials, you will be required to request a legal proxy from your intermediary to register in advance of the Annual Meeting to participate in the Annual Meeting.

To register, you must submit proof of your proxy power (legal proxy) reflecting your ownership of Pfizer common stock, which can be obtained from your intermediary, and your email address. Requests for registration should be directed to Computershare and be received no later than 5:00 p.m., EDT, on April 20, 2026 at the following:

- **By e-mail:** Forward an image of your legal proxy to legalproxy@computershare.com along with your name and email address. Requests for registration must be labeled as "Legal Proxy"; or
- **By mail:** Computershare, Pfizer Legal Proxy, P.O. Box 43001, Providence, RI, 02940-3001.

You will receive a confirmation email from Computershare of your registration and a new control number, which will be 15-digits, which will allow you to attend the Annual Meeting, vote your shares, ask questions at the meeting and submit questions in advance of the Meeting.

If you have already voted your shares and then request a legal proxy, your original vote will be invalidated and you will be required to vote your shares again.

HOW DO I ASK A QUESTION AT THE ANNUAL MEETING?

- **IN ADVANCE OF THE ANNUAL MEETING:** During the two weeks prior to the Meeting, shareholders may submit questions via the Meeting website. See instructions below. The deadline to submit questions in advance is April 21, 2026 at 5:00 p.m. EDT.
  - **Registered Shareholders:** Registered shareholders can submit questions electronically via the Meeting website. Please visit https://meetnow.global/PFE2026 and enter the 15-digit control number included on the Notice, proxy card or electronic notification included with your proxy materials when prompted and follow the instructions on-screen.
  - **Beneficial Owners:** To submit a question in advance of the Meeting, using the Meeting website, beneficial owners must register in advance of the Meeting. See "*How Do I Register in Advance of the Annual Meeting?*" above.
- Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once.
- **DURING THE ANNUAL MEETING:** Shareholders will have the opportunity to ask live questions during the meeting. Details on how to ask live questions will be provided on the Meeting website provided below.
  - **Registered Shareholders and Beneficial Owners:** Please visit https://meetnow.global/PFE2026 and enter the control number included on your Notice, proxy card, voting instruction form or electronic notification when prompted and follow the instructions on-screen.
  - **Note:** Beneficial owners should check with their intermediary through which they hold their shares to confirm whether it is necessary to register in advance of the Annual Meeting in order to attend the Meeting. If registration is required, please see "*How Do I Register in Advance of the Annual Meeting?*" above.

We will hold a live Q&A session, during which we intend to answer as many questions as time permits. Questions must comply with the Rules of Conduct and Meeting Procedures, which will be available on the Meeting website, and be pertinent to Pfizer, our shareholders and the Meeting matters.

Questions and answers to any pertinent questions not addressed during the Meeting, will be published following the meeting on our Investors website at https://investors.pfizer.com/Investors/Overview/default.aspx.

WHAT IF I HAVE TECHNICAL QUESTIONS?

Beginning at 8:30 a.m. EDT on the day of the Meeting and through the conclusion of the Meeting, our support team will be ready to assist shareholders with any technical difficulties accessing and participating in the Meeting. Should you require assistance, please call the support team listed on the virtual Annual Meeting website at https://meetnow.global/PFE2026 or by phone, within the U.S., U.S. territories & Canada: +1-888-724-2416 or outside of the U.S., U.S. territories & Canada: +1-781-575-2748.

WILL THE VIRTUAL ANNUAL MEETING BE AVAILABLE FOR REPLAY?

A replay of the Annual Meeting will be made publicly available at https://investors.pfizer.com/Investors/Events--Presentations approximately 24 hours after the Meeting. The replay will be available for approximately one year.

WHAT IS A QUORUM FOR THE MEETING?

The presence of holders representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Annual Meeting, logging into the Meeting using the control number or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Voting

WHO IS ENTITLED TO VOTE AT THE MEETING?

Holders of Pfizer common stock at the close of business on February 25, 2026 (the Record Date), are entitled to receive the Notice of 2026 Annual Meeting and Proxy Statement and to vote their shares at the Meeting. As of that date, there were 5,688,356,129 shares of the company's common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting.

HOW DO I VOTE?

Whether or not you plan to attend the Meeting, we urge you to review your proxy materials and vote your shares in advance of the Meeting.

By Mail	Complete, sign and date the accompanying proxy card or voting instruction form and return it in the prepaid envelope. If you are a registered shareholder and return your signed proxy card, but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors. If you are a registered shareholder and you do not have the prepaid envelope, please send your completed proxy card by regular mail to Pfizer Inc., Proxy Services, c/o Computershare Investor Services, P.O. Box 43119, Providence, RI, 02940-5110, or by overnight mail to Pfizer Inc., Proxy Services, c/o Computershare, 150 Royall St., Suite 101, Canton, MA 02021.
By Telephone or via the Internet	**Registered Shareholders:** Pfizer has established telephone and Internet voting procedures for registered shareholders. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded. • **By Telephone:** You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the United States, Puerto Rico and Canada, see your proxy card for additional instructions. • **By Internet:** The website for Internet voting is www.investorvote.com/PFE. Please have your Notice, proxy card or electronic notification handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials. Telephone and Internet voting facilities for registered shareholders will be available until the polls close on April 23, 2026. **Beneficial owners:** The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We, therefore, recommend that you follow the voting instructions in the materials you receive. If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction form.
At the Virtual Annual Meeting	If you were a registered shareholder at the close of business on February 25, 2026 and have your control number, you may vote your shares during the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website. Please visit https://meetnow.global/PFE2026 to access the virtual Annual Meeting. If you hold your shares through an intermediary, such as a bank or broker, and your intermediary does not require registration prior to the Annual Meeting, please visit https://meetnow.global/PFE2026 to vote your shares during the virtual Annual Meeting. If your intermediary requires registration prior to the Annual Meeting, see "*How Do I Register in Advance of the Annual Meeting?*"

IS THERE A LIST OF REGISTERED SHAREHOLDERS ENTITLED TO VOTE AT THE MEETING?

As required by Delaware law, the names of registered shareholders entitled to vote at the virtual Annual Meeting will be available to registered shareholders for ten days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m. EDT, at our principal executive offices at 66 Hudson Boulevard East, New York, NY, 10001-2192, Attention: Corporate Secretary. Registered shareholders must make an appointment.

WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

If you are a registered shareholder, you will receive a proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Computershare Investment Plan.

If you are a Pfizer employee, you will receive either a proxy card or an electronic notification and/or a voting instruction form for all the Pfizer shares you hold:

- in a Pfizer savings plan; and/or
- in Grantor Trusts for deferred stock received by certain Pfizer employees.

Your proxy card will serve as a voting instruction form for the applicable savings plan and/or Grantor Trust.

If you are a Pfizer employee and you do not vote your shares or specify your voting instructions on your proxy card or voting instruction form, the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust.

To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 20, 2026.

If you hold Pfizer shares through any other company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

WHAT ARE THE VOTING REQUIREMENTS TO ELECT THE DIRECTORS AND TO APPROVE EACH OF THE PROPOSALS DISCUSSED IN THIS PROXY STATEMENT?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast*	No
Ratification of KPMG LLP	Majority of Votes Cast	Yes
Approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026	Majority of Votes Cast	No
Advisory Approval of Executive Compensation	Majority of Votes Cast	No
Shareholder Proposal	Majority of Votes Cast	No

* Any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. Within 90 days of the certification of the shareholder vote, the Governance Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and disclose its decision-making process. In a contested election, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Principles on our website.

Abstentions/Broker Non-Votes: If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

HOW WILL MY SHARES BE VOTED AT THE MEETING?

At the Meeting, the Proxy Committee appointed by the Board of Directors will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- FOR the election of each of the Director nominees named in this Proxy Statement;
- FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the 2026 fiscal year;
- FOR the approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026;
- FOR the approval, on an advisory basis, of the compensation of our Named Executive Officers; and
- AGAINST the shareholder proposal.

WHO WILL COUNT THE VOTES?

Representatives of our transfer agent, Computershare, will tabulate the votes and act as inspectors of election.

WHAT CAN I DO IF I CHANGE MY MIND AFTER I VOTE?

If you are a registered shareholder, you can revoke your proxy before it is exercised by:

- giving written notice to our Corporate Secretary;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting at the virtual Annual Meeting by following the instructions available on the virtual Annual Meeting website.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record and following its instructions for how to do so.

Proxy Materials

WHY DID I RECEIVE THESE PROXY MATERIALS?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2026 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting.

The Notice of 2026 Annual Meeting and Proxy Statement and a proxy card or voting instruction form are being mailed or made available to shareholders starting on or about March 12, 2026.

CAN I ACCESS THE PROXY MATERIALS AND THE 2025 ANNUAL REPORT ON FORM 10-K ON THE INTERNET?

This Notice of 2026 Annual Meeting and Proxy Statement and the 2025 Annual Report on Form 10-K are available on our website at https://investors.pfizer.com/financials/annual-reports/default.aspx. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

Registered Shareholders: If you vote on the Internet at www.investorvote.com/PFE, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to http://www.computershare.com/investor and following the enrollment instructions.

Beneficial Owners: Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

HOW CAN I ELIMINATE DUPLICATE MAILINGS?

A single Notice of 2026 Annual Meeting and Proxy Statement and 2025 Annual Report, along with individual proxy cards, or individual Notices of Internet Availability, may be delivered in one envelope to multiple shareholders having the same last name and address and to individuals with more than one account registered at Computershare with the same address unless contrary instructions have been received from an affected shareholder. If you would like to enroll in this service or receive individual copies of all documents, now or in the future, please contact Computershare by calling 1-800-733-9393 or writing to Computershare at P.O. Box 43119, Providence, RI, 02940-5110. We will deliver a separate copy of all documents to a shareholder at a shared address to which a single copy of the documents was delivered promptly upon request to the address or telephone number provided above.

Other Questions

WHAT IS A BROKER NON-VOTE?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a “broker non-vote.“ In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under NYSE rules.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026, the advisory approval of executive compensation or the shareholder proposal without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER AND HOLDING SHARES AS A BENEFICIAL OWNER?

If your shares are registered in your name with Pfizer’s transfer agent, Computershare, you are the “registered shareholder” of those shares. This Notice of 2026 Annual Meeting and Proxy Statement and any accompanying materials have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of those shares, and this Notice of 2026 Annual Meeting and Proxy Statement and any accompanying documents have been provided to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction form or by following their instructions for voting by telephone or on the Internet.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, mail, electronic transmission and/or facsimile transmission. We have hired Sodali & Co. 333 Ludlow Street, 5th Floor, South Tower, Stamford CT 06902, to distribute and solicit proxies. We will pay Sodali & Co. a fee of $35,000, plus reasonable expenses, for these services.

Other Business

The Board is not aware of any matters that are expected to come before the 2026 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our By-laws and the procedures described below.

Submitting Proxy Proposals and Director Nominations for the 2027 Annual Meeting

Type	Deadline	Submission Requirements*
Proposals for Inclusion in Our 2027 Proxy Materials	November 12, 2026	Must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended
Director Nominations Pursuant to Our Proxy Access By-law	Between October 13, 2026 and November 12, 2026	Must include the information set forth in our By-laws
Other Proposals or Nominations to be Brought before Our 2027 Annual Meeting	If the 2027 Annual Meeting is to be held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 23, 2026), then Pfizer must receive your notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2026 Annual Meeting, or no earlier than December 24, 2026 and no later than January 23, 2027. If the 2027 Annual Meeting is to be held on a date not within 25 days before or after such anniversary, then Pfizer must receive your notice no later than 10 days following the first to occur of: • the date on which notice of the date of the 2027 Annual Meeting is mailed; or • the date public disclosure of the date of the 2027 Annual Meeting is made.	Must include the information set forth in our By-laws

* Proposals and/or nominations must be received at our principal executive offices at 66 Hudson Boulevard East, New York, NY, 10001-2192, Attention: Corporate Secretary.

For any other meeting, nominations (other than by proxy access) or items of business must be received by the 10th day following the date on which public disclosure of the date of the meeting is made.

Upon written request, we will provide, without charge, a copy of our By-laws. Requests should be directed to our principal executive offices at 66 Hudson Boulevard East, New York, NY, 10001-2192, Attention: Corporate Secretary.

CONSIDERATION OF POTENTIAL DIRECTOR CANDIDATES

On an ongoing basis, the Governance Committee considers potential candidates identified on its own initiative, as well as those identified by other Directors, members of management, search firms, shareholders and other sources (including individuals seeking to join the Board). Shareholders who wish to recommend candidates may contact the Governance Committee as described in "*How to Communicate with Our Directors*" earlier in this Proxy Statement.

All candidates are required to meet the criteria outlined in this Proxy Statement, as well as those outlined in our Principles and other governing documents, as applicable, as determined by the Governance Committee. Further, each candidate must also meet the criteria in our Director Qualification Standards outlined above under "*Director Independence*." Shareholder-recommended candidates will be evaluated by the Governance Committee in the same manner as other nominees.

Shareholder nominations must be made according to the procedures required under our By-laws (including via our proxy access by-law) and described above.

Annex 1

~~Amended and Restated~~ Pfizer Inc. 2019 Stock Plan, as amended April 2026*

SECTION 1. PURPOSE.

The purpose of the Pfizer Inc. 2019 Stock Plan, as amended April 2026, effective as of the Effective Date, as defined below ~~hereby amended and restated~~ (the "Plan") is to furnish a material incentive to employees and non-employee Directors of the Company and its Affiliates by making available to them the benefits of an increased common stock ownership in the Company through stock ~~options~~ and other incentive awards. It is believed that these incentives stimulate the efforts of employees and non-employee Directors towards the continued success of the Company and its Affiliates, as well as assist in the recruitment and retention of employees and non-employee Directors.

The Plan, in the form set forth herein, shall become effective as of the Effective Date ~~(as defined below)~~ and is an amendment ~~and restatement~~ of the Pfizer Inc. 2019 Stock Plan, which first became effective as of April 25, 2019 and was subsequently amended and restated effective as of April 25, 2024. The Plan, subject to shareholder approval as of the Effective Date, will expire on the ten (10) year anniversary of the Effective Date.

SECTION 2. DEFINITIONS.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "*Affiliate*" shall mean (i) any Person that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.~~; and e~~ Except as limited by Section 5 of the Plan, the employees of such entity or Person described in (i) or (ii) above are eligible to participate in the Plan, as determined by the Committee.

(b) "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Performance Award, Performance Share Award, Performance Cash Award, Portfolio Performance Share Award, Total Shareholder Return Unit, Other Stock Unit Award, Dividend Equivalents, Dividend Equivalent Units with respect to any of the forgoing, if applicable, or any other right, interest or option relating to Shares issued and delivered pursuant to the provisions of the Plan.

(c) "*Award Agreement*" shall mean any written or electronic agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder, which in the sole and absolute discretion of the Committee may, but need not, be signed or acknowledged by the Company or the Participant.

(d) "*Board*" shall mean the Company's Board of Directors.

(e) "*Cause*" shall mean, (i) the Participant's willful misconduct or gross negligence which materially and demonstrably results in financial harm to the Company; (ii) willful breach of duty in the course of service or employment; (iii) the Participant's misappropriation of funds or other property of the Company or any Subsidiary or the plea of guilty by the Participant to or conviction of the Participant for the commission of a felony; or (iv) the conduct by the Participant which is a violation of Company policy or which materially interferes with the Participant's ability to perform his or her duties; provided, however, that to the extent a Participant is also eligible to receive benefits pursuant to any Company plan or individual agreement that provides for separation or severance benefits upon a termination without "cause," the definition of "cause" in such other plan or agreement shall apply unless otherwise determined by the Committee. No act or failure to act shall be deemed "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of the Company and its Affiliates.

(f) "*Change in Control*" shall mean the consummation of any of the following events: (i) at any time during the initial twelve-month period following the Effective Date and each successive twelve-month period thereafter, at least a majority of the Board shall cease to consist of "Continuing Directors" (meaning directors of the Company who either were directors as of the Effective Date, or who subsequently became directors and whose election, or nomination for election by the Company's stockholders, was approved by a majority of the then Continuing Directors, provided that any director whose initial assumption of office is in connection with an actual or threatened election contest, including

* Intentionally marked to show changes.

but not limited to a consent solicitation, relating to the election of directors of the Company shall not qualify as a "Continuing Director"); or (ii) any "person" or "group" (as determined for purposes of Section 13(d)(3) of the Exchange Act, except any majority-owned subsidiary of the Company or any employee benefit plan of the Company or any trust thereunder), shall have acquired "beneficial ownership" (as determined for purposes of Securities and Exchange Commission ("*SEC*") Regulation 13d-3) of Shares having 30% or more of the voting power of all outstanding Shares, unless such acquisition is approved by a majority of the directors of the Company in office immediately preceding such acquisition; or (iii) a merger or consolidation to which the Company is a party is consummated, in which outstanding Shares are converted into shares of another company (other than a conversion into shares of voting common stock of the successor corporation or a holding company thereof representing more than 50% of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation) or other securities (of either the Company or another company) or cash or other property; or (iv) the sale of all, or substantially all, of the Company's assets occurs; or (v) the stockholders of the Company approve a plan of complete liquidation of the Company.

(g) "*Change in Control Price*" means, with respect to a Share, the closing price of such Share reported on the New York Stock Exchange Composite Tape on the date of a Change in Control or Change in Control Event, or if no such price is reported for that date, the closing price on the next preceding date for which such price was reported. To the extent the consideration paid in any such transaction described above consists in full or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined in the sole discretion of the Board.

(h) "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(i) "*Committee*" shall mean the Compensation Committee of the Board or such other persons or committee to whom it has delegated any authority, as may be appropriate. A person may serve on the Compensation Committee only if he or she is a "Non-Employee Director" for purposes of Rule 16b-3 under the Exchange Act.

(j) "*Company*" shall mean Pfizer Inc., a Delaware corporation.

(k) "*Director*" or "*Non-Employee Director*" shall mean a member of the Board.

(l) "*Dividend Equivalents*" are equal to the dividends a Share of Company stock would have earned over the settlement period for Total Shareholder Return Units (TSRUs) and from grant to payment for Performance Awards (Performance Share Awards (PSAs) and Portfolio Performance Shares (PPSs)). This value is included in~~to~~ the TSRU calculation for the shares settled and as additional Shares for the PSAs and PPSs that are paid. Dividends and Dividend Equivalents that can be earned with respect to an Award may be accumulated, but shall only become payable if and to the extent the underlying Award is vested, and shall be subject to the same restrictions and risk of forfeiture as the underlying Award.

(m) "*Dividend Equivalent Units*" (DEUs) are a credit to an individual's Restricted Stock Units'~~Units~~ (RSUs) account equivalent to the amount of dividends that would be paid on the same number of actual Shares~~ of Company stock~~. "DEUs" are notionally "reinvested" and "become" additional RSUs. DEUs are also paid on any Profit Units (PTUs) resulting from a TSRU exercise. ~~Dividends and~~ DEUs that can be earned with respect to an Award may be accumulated, but shall only become payable if and to the extent the underlying Award is vested, and shall be subject to the same restrictions and risk of forfeiture as the underlying Award.

(n) "*Effective Date*" shall mean the date the Plan is or was last approved by the stockholders of the Company.

(o) "*Employee*" shall mean any employee of the Company or any Affiliate. For any and all purposes under this Plan, the term "Employee" shall not include a person hired as an independent contractor, leased employee, consultant or a person otherwise designated by the Committee, the Company or an Affiliate at the time of hire or such later time as not eligible to participate in or receive benefits under the Plan or not on the payroll, even if such ineligible person is subsequently determined to be a common law employee of the Company or an Affiliate or otherwise an employee by any governmental or judicial authority. Unless otherwise determined by the Committee in its sole and absolute discretion, for purposes of the Plan, an Employee shall be considered to have terminated employment or services and to have ceased to be an Employee if his or her employer ceases to be an Affiliate, even if he or she continues to be employed by such employer.

(p) "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

(q) "*Executive Leadership Team*" shall mean the Chief Executive Officer of the Company and the group of corporate executive officers of the Company whose positions report directly to the Chief Executive Officer (or individuals designated as members of this group by the Chief Executive Officer), or any successor to such group.

(r) "*Fair Market Value*" shall mean, with respect to Shares, as of any date, the closing price for the Shares as reported on the New York Stock Exchange for that date or, if no such price is reported for that date, the closing price on the next

preceding date for which such price was reported, unless otherwise determined by the Committee. For purposes of achieving an exemption from Section 409A in the case of affected Participants governed by Section 409A, Fair Market Value of the Shares shall be determined in a manner consistent with Section 409A and any applicable regulations.

(s) "*Grant Date*" shall mean the date on which an Award is granted.

(t) "*Incentive Stock Option*" shall mean an Option granted under Section 6 that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(u) "*Key Employee*" means an Employee treated as a "specified employee" ~~as of his or her Separation from Service~~ under Code Section 409A(a)(2)(B)(i), i.e., a key employee (as defined in Code Section 416(i) without regard to paragraph (5) thereof) of the Company or its Affiliates if the Company's stock is publicly traded on an established securities market or otherwise. Key Employees shall be determined under rules adopted by the Company in accordance with Section 409A. Notwithstanding the foregoing, the Committee may, under the alternative permissible methods allowable under Section 409A, adopt an alternative identification and effective date for purposes of determining which employees are Key Employees.

(v) "*Nonqualified Stock Option*" shall mean either an Option granted under Section 6 that is not intended to be an Incentive Stock Option or an Incentive Stock Option that has been disqualified.

(w) "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

(x) "*Other Stock Unit Award*" shall mean any right granted to a Participant by the Committee pursuant to Section 10.

(y) "*Participant*" shall mean an Employee or a Non-Employee Director who is selected by the Committee or the Board from time to time in their sole discretion to receive an Award under the Plan.

(z) "*Performance Award*" shall mean any Award (which shall include Performance Shares, Portfolio Performance Shares or Performance Cash) granted pursuant to Section 9, containing performance goals to be achieved as established by the Committee.

(aa) "*Performance Cash*" shall mean any grant pursuant to Section 9 of a cash-denominated award, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period established by the Committee with respect to such grant.

(bb) "*Performance Period*" shall mean a period, as established by the Committee at the time any Performance Award is granted or at any time thereafter, during which any performance goals specified by the Committee with respect to such Award are to be measured.

(cc) "*Performance Share*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period established by the Committee with respect to such grant.

(dd) "*Performance Share Award*" or "*PSA*" shall mean an award of a Performance Share under Section 9.

(ee) "*Person*" shall mean any individual, corporation, partnership, association, limited liability company, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

(ff) "*Portfolio Performance Share*" or "*PPS*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period established by the Committee with respect to such grant.

(gg) "*Portfolio Performance Share Awards*" shall mean an award of Portfolio Performance Shares under Section 9.

(hh) "*Prior Plan*" shall mean the Company's 2014 Stock Plan.

(ii) "*Restricted Stock*" shall mean any Share issued pursuant to Section 8 with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole and absolute discretion, may impose (including, without limitation, any restriction on the right to vote such Share, and the right to receive any cash dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(jj) "*Restricted Stock Award*" shall mean an award of Restricted Stock under Section 8.

(kk) "*Restricted Stock Unit*" or "*RSU*" shall mean any unit issued pursuant to Section 8 representing a Share with such restrictions as the Committee, in its sole and absolute discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate, and which shall have the right to receive DEUs as determined by the Committee.

(ll) "*Restricted Stock Unit Award*" shall mean an award of Restricted Stock Units under Section 8.

(mm) "*Restriction Period*" shall mean the period of time as specified by the Committee, before Restricted Shares, Restricted Stock Units or Other Stock Unit Awards become non-forfeitable and issuable to a Participant as set forth in an Award Agreement under Section 8 or within the meaning of Sections 8 and 10.

(nn) "*Retirement*" shall mean, unless determined otherwise by the Committee at the time of grant, having attained (i) a minimum age of 55 and a minimum of 10 years of service, (ii) a minimum age of 62 with a minimum of 5 years of service, in either case of (i) or (ii), where years of service must be continuous, uninterrupted service measured from the most recent hire date at the time of a Participant's separation from the Company, unless determined otherwise by the Committee, or (iii) for Participants who are participants in the U.S. Pfizer Consolidated Pension Plan, having attained the "Rule of 90" retirement eligibility as part of the Legacy Pfizer benefit, and which shall also constitute a Separation from Service.

(oo) "*Section 409A*" shall mean Section 409A of the Code and the regulations and other guidance issued thereunder by the U.S. Treasury or Internal Revenue Service.

(pp) "*Separation from Service*" means a "separation from service" within the meaning of Section 409A.

(qq) "*Shares*" shall mean the shares of common stock of the Company.

(rr) "*Stock Appreciation Right*" shall mean any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the Grant Date, or if granted in connection with an outstanding Option on the Grant Date of the related Option, as specified by the Committee in its sole and absolute discretion, which, except in connection with an adjustment provided in Section 4(d), shall not be less than the Fair Market Value of one Share on such Grant Date of the right or the related Option, as the case may be. Any payment by the Company in respect of such right may be made in cash, Shares, other property, or any combination thereof, as the Committee, in its sole and absolute discretion, shall determine.

(ss) "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in the assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines.

(tt) "*Total and Permanent Disability*" shall mean total and permanent disability as determined in accordance with rules established by the Committee, and in compliance with Section 409A.

(uu) "*Total Shareholder Return Unit*" or "*TSRU*" shall mean any right granted to a Participant pursuant to Section 7 to receive the excess of (i) the Fair Market Value of one Share on the date of the settlement pursuant to the terms of the grant, over (ii) the grant price of the right on the Grant Date, as specified by the Committee in its sole and absolute discretion, which, except in connection with an adjustment provided in Section 4(d), shall not be less than the Fair Market Value of one Share on such Grant Date of the right. Such Total Shareholder Return Unit may or may not accumulate Dividend Equivalents, at the Committee's discretion. Any payment by the Company in respect of such right may be made in cash or Shares as the Committee, in its sole and absolute discretion, shall determine. Except with respect to the right to exercise and the accumulation of Dividend Equivalents, for all purposes of this Plan, TSRUs shall be treated the same as Stock Appreciation Rights.

(vv) "*Total Shareholder Return Unit Award*" shall mean an award of Total Shareholder Return Units under Section 7.

SECTION 3. ADMINISTRATION.

(a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to (i) select the Employees of the Company and its Affiliates to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Award to be granted to each Participant hereunder; (iii) determine the number of Shares to be covered by or relating to each Award granted hereunder; (iv) determine the vesting, exercisability, transferability, and payment of Awards, including the authority to accelerate the vesting of Awards; (v) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property or cancelled or suspended, consistent with the terms of the Plan; (vii) determine whether, to what extent, and

under what circumstances shares or cash paid to or gain realized by the Participant based on an Award shall be returned to the Company, consistent with the terms of the Plan; (viii) determine whether, to what extent, and under what circumstances a Participant may be ineligible to retain an Award; (ix) determine whether, to what extent, and under what circumstances payment of cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant, consistent with the terms of the Plan; (x) interpret and administer the Plan and any instrument or agreement entered into under the Plan; (xi) establish such rules, regulations and sub-plans and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan. The Committee may, in its sole and absolute discretion, and subject to the provisions of the Plan, from time to time delegate any or all of its authority to administer the Plan to any other persons or committee as it deems necessary or appropriate for the proper administration of the Plan; provided, however, that in no event shall an employee of the Company be delegated the authority to grant Awards to, or amend Awards held by, individuals who are subject to Section 16 of the Exchange Act; provided further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under applicable securities laws or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation. At all times, the delegate appointed under this Section 3 shall serve in such capacity as deemed necessary or desirable by the Committee, in its sole and absolute discretion. The decisions of the Committee shall be final, conclusive and binding with respect to the interpretation and administration of the Plan and any grants made hereunder. The Committee shall make, in its sole and absolute discretion, all determinations arising in the administration, construction or interpretation of the Plan and Awards under the Plan, including the right to construe disputed or ambiguous ~~doubtful~~ Plan or Award terms and provisions, and any such determination shall be conclusive and binding on all Persons.

(b) The Committee shall be authorized to make adjustments in performance criteria or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles or as otherwise provided in Section 12. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry it into effect. In the event that the Company shall assume outstanding employee benefit awards or the right or obligation to grant future awards in connection with the acquisition of or combination with another corporation or business entity, the Committee may, in its sole and absolute discretion, make such adjustments in the terms of Awards under the Plan as it shall deem appropriate. The Committee, in its sole and absolute discretion, may, consistent with the Plan, design any Award to satisfy specific requirements of obtaining a tax, regulatory or accounting benefit or to avoid any adverse tax, regulatory or accounting result, provided, however, that the Company makes no representation that any Award will satisfy any such particular requirement or achieve any particular result, does not covenant to maintain any particular tax, regulatory or accounting status, and the failure of any Award to satisfy any such requirement or achieve a particular result shall not create any liability to any Participant or beneficiary. The Committee and each member thereof, shall be indemnified and held harmless to the fullest extent permitted by law for any and all actions taken pursuant to, and in accordance with the terms of the Plan.

SECTION 4. SHARES SUBJECT TO THE PLAN.

(a) Subject to adjustment as provided in Section 4(c) and Section 4(d), the total number of Shares authorized for grant on or after the Effective Date pursuant to Awards under the Plan is equal to three hundred twenty million (320,000,000) Shares, plus, the number of Shares that remain available for issuance under the Plan as of the Effective Date, (i.e., April 23, 2026), provided that no more than four hundred million (400,000,000) Shares may be granted as Incentive Stock Options. Any Shares granted in connection with Options, TSRUs and Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Option, TSRU or Stock Appreciation Right awarded. Any Shares granted in connection with Awards other than Options, TSRUs and Stock Appreciation Rights shall be counted against this limit as three (3) Shares for every one (1) Share granted in connection with such Award or by which the Award is valued by reference. After the 2019 Stock ~~Effective Date of the~~ Plan became effective as of April 25, 2019, no awards were permitted ~~may~~ to be granted under the Prior Plan. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased in the open market or otherwise.

(b) Notwithstanding any other provision of the Plan to the contrary, any Awards granted under the Plan (excluding, for this purpose, any (i) Substitute Awards, (ii) Shares delivered in lieu of fully vested cash-denominated Awards and (iii) Awards to Non-Employee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual

meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting) shall be granted subject to a minimum vesting period of at least twelve (12) months, such that no such Awards shall vest prior to the first anniversary of the applicable grant date; provided, that, the Committee may grant any such Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five (5) percent of the shares of Common Stock reserved for issuance under the Plan pursuant to Section 4(a) hereof (subject to adjustment under Section 4(c)).

(c) In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, extraordinary cash dividend, stock split, reverse stock split, spin-off, split-off or similar transaction or other change in corporate structure affecting the Shares, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole and absolute discretion, deems equitable or appropriate, including, without limitation, such adjustments in the aggregate number, class and kind of securities (or property, including cash) that may be delivered under the Plan, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate, in its sole and absolute discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number and further provided that in no event may any change be made to an Incentive Stock Option which would constitute a modification within the meaning of Section 424(h)(3) of the Code. Moreover, notwithstanding anything herein to the contrary, an adjustment to an Award under this Section 4(c) may not be made in a manner that would result in the grant of a new Option, TSRU or Stock Appreciation Right under Section 409A, unless the Committee specifically determines that such adjustment is desirable and will not cause the modified award to create adverse tax consequences under Section 409A.

(d) Any Shares subject to Awards, or awards under the Prior Plan that are outstanding on the Effective Date, that terminate, expire, or are forfeited, cancelled or settled in cash, either in whole or in part, shall be added to the Shares available for Awards under the Plan to the extent of such termination, forfeiture, cancellation or settlement. Any Shares that again become available for future grants pursuant to the preceding sentence shall be added back as one (1) Share if such Shares were subject to Options, TSRUs or Stock Appreciation Rights or options, TSRUs or stock appreciation rights under the Prior Plan and as three (3) Shares if such Shares were subject to Awards other than Options, TSRUs or Stock Appreciation Rights or awards other than options, TSRUs or stock appreciation rights under the Prior Plan. In addition, in the case of any Substitute Award, Shares delivered or deliverable in connection with such ~~assumed or~~ Substitute Award shall not reduce the number of Shares authorized for grant in Section 4(a) above, and Shares subject to a Substitute Award shall not be added to the Shares available for Awards under the Plan. Additionally, in the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination. Notwithstanding the foregoing, Shares subject to an Award under the Plan or an award under the Prior Plan, may not again be made available for issuance or delivery under the Plan if such Shares are (i) Shares that were subject to a stock-settled Stock Appreciation Right or TSRUs, or a stock-settled stock appreciation right or TSRU under the Plan or the Prior Plan, and were not issued upon the net settlement or net exercise thereof; (ii) Shares delivered to or withheld by the Company to pay the exercise price of an Option or an option under the Plan or the Prior Plan; (iii) Shares delivered to or withheld by the Company to pay the withholding taxes relating to an Award or an award under the Plan or the Prior Plan; (iv) Shares withheld by the Company in connection with the net settlement of an Award or award under the Plan or the Prior Plan; or (v) Shares repurchased on the open market with the proceeds of an Option exercise or the exercise of an option under the Prior Plan.

SECTION 5. ELIGIBILITY.

Any Employee or Non-Employee Director shall be eligible to be selected as a Participant; provided, however, that Incentive Stock Options shall only be awarded to Employees of the Company, or a parent or Affiliate, within the meaning of Section 422 of the Code.

Notwithstanding any provision in this Plan to the contrary, the Non-Employee Directors, including a designated committee of the Board composed solely of Non-Employee Directors, shall have the authority, in their sole and absolute discretion, to select Non-Employee Directors as Participants who are eligible to receive Awards other than Incentive Stock Options under the Plan. The Non-Employee Directors shall set the terms of any such Awards in their sole and absolute discretion, and the Non-Employee Directors shall be responsible for administering and construing such Awards in substantially the same manner that the Committee administers and construes Awards to Employees; provided, however, that no Non-Employee Directors shall be granted Awards and / or paid fees or cash-denominated awards ~~a cash retainer~~ in any calendar year under this Plan or any other arrangement with the Company having an aggregate value of more than eight hundred thousand dollars ($800,000). Any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled if later.

SECTION 6. STOCK OPTIONS.

Options may be granted hereunder to any Participant; either alone or in addition to other Awards granted under the Plan and shall be subject to the following terms and conditions:

(a) *Option Price*. Other than in connection with Substitute Awards, the exercise price per Share shall be not less than the Fair Market Value of the Shares on the date the Option is granted.

(b) *Number of Shares*. The Option shall state the number of Shares covered thereby.

(c) *Exercise of Option*. Unless otherwise determined by the Committee, an Option will be deemed exercised by the optionee, or in the event of death, an Option shall be deemed exercised by the estate of the optionee, or by a person who acquired the right to exercise such Option by bequest or inheritance or by reason of the death of the optionee, or in the event of the optionee's Total and Permanent Disability, an Option shall be deemed exercised by a person having a legally binding power of attorney for the optionee, in each case upon delivery of (i) a notice of exercise to the Company or its representative, or by using other methods of notice as the Committee shall adopt, and (ii) accompanying payment of the exercise price or other methods of satisfying the exercise price as approved by the Committee and in accordance with any restrictions as the Committee shall adopt. The notice of exercise, once delivered, shall be irrevocable. Notwithstanding the above, and unless the Committee determines otherwise, in the event that the Option is not exercised by the last day on which it is exercisable, and the exercise price per Share is below the Fair Market Value of a Share on such date in an amount determined by the Committee or its delegate, the Option shall be deemed exercised on such date, with a spread equal to the Fair Market Value of the Shares on such date minus the exercise price, and the resulting proceeds net of the exercise price, any required tax withholding (subject to Section 16(j)) and any applicable costs shall be paid to the optionee or the optionee's legal representative. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(d) *Term of Option*. The Committee shall determine the term of each Option, except that the period for Incentive Stock Options shall not exceed ten (10) years from the Grant Date. A Nonqualified Stock Option may be exercisable for a period of up to ten (10) years so as to conform with or take advantage of governmental requirements, statutes or regulations, but in no event longer than the Option's term.

(e) *Termination of Option*. All Options shall terminate upon their expiration, their surrender, upon breach by the optionee of any provisions of the Option, or in accordance with any other rules and procedures incorporated into the terms and conditions governing the Options as the Committee shall deem advisable or appropriate.

(f) *Termination of Employment*. Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Option in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(g) *Incorporation by Reference*. The Option shall contain a provision that all the applicable terms and conditions of this Plan are incorporated by reference therein.

(h) *Other Provisions*. The Option shall also be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. In addition, Incentive Stock Options shall contain such other provisions as may be necessary to meet the requirements of the Code and the Treasury Department rulings and regulations issued thereunder with respect to Incentive Stock Options.

(i) *Exemption from Section 409A*. It is intended that all Options granted under this Plan will be exempt from Section 409A. Nevertheless, the Company does not represent, covenant or guarantee that any particular Award made under the Plan will qualify for favorable tax treatment (e.g., as in Incentive Stock Options) or will avoid unfavorable tax consequences to the Participant (e.g., Section 409A penalties).

SECTION 7. STOCK APPRECIATION RIGHTS AND TOTAL SHAREHOLDER RETURN UNITS.

(a) *Grant of a Stock Appreciation Right or Total Shareholder Return Unit (TSRU).* Stock Appreciation Rights or TSRUs may be granted hereunder to any Participant, either alone ("freestanding") or in addition to other Awards granted under the Plan and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights or TSRUs need not be the same with respect to each recipient. Any Stock Appreciation Right or TSRU related to a Nonqualified Stock Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. Any Stock Appreciation Right or TSRU related to an Incentive Stock Option must be granted at the same time such Option is granted. In the case of any Stock Appreciation Right or TSRU related to any Option, the Stock Appreciation Right or TSRU or applicable portion thereof shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Stock Appreciation Right or TSRU granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the Stock Appreciation Right or TSRU. Any Option related to any Stock Appreciation Right or TSRU shall no longer be exercisable to the extent the related Stock Appreciation Right or TSRU has been exercised or settled, as applicable.

(b) *Terms.* The Committee may impose such terms and conditions or restrictions on the exercise of any Stock Appreciation Right or TSRU, as it shall deem advisable or appropriate; provided that a Stock Appreciation Right or TSRU shall not: (i) have an exercise price less than Fair Market Value of a Share on the Grant Date other than in connection with Substitute Awards, or (ii) a term of greater than ten (10) years. Unless ~~Notwithstanding the above, and unless~~ the Committee determines otherwise, in the event that the Stock Appreciation Right is not exercised or settled by the last day on which it is exercisable, and the exercise price per share of such Stock Appreciation Right is below the Fair Market Value of a Share on such date in an amount to be determined by the Committee or its delegate, the Stock Appreciation Right shall be deemed exercised on such date, with a spread equal to the Fair Market Value of the Shares on such date minus the exercise price, and the resulting proceeds net of any required tax withholding (subject to Section 16(j)) and any applicable costs shall be paid to the Participant or the Participant's legal representative.

(c) *Termination of Employment.* Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Stock Appreciation Right or TSRU in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(d) *Section 409A.* Stock Appreciation Rights or TSRUs may be granted hereunder by the Committee either (i) in a manner consistent with Section 409A such that the Stock Appreciation Right or TSRU will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Stock Appreciation Right or TSRU to Section 409A. In the event Stock Appreciation Rights or TSRUs are granted to be so subject to Section 409A, then the Stock Appreciation Right or TSRU shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified and set forth by the Committee in an Award Agreement at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, upon the date of death of the Key Employee).

SECTION 8. RESTRICTED STOCK AND RESTRICTED STOCK UNITS.

(a) *Grant of Restricted Stock or Restricted Stock Unit.* A Restricted Stock Award or Restricted Stock Unit Award shall be subject to restrictions imposed by the Committee at the time of grant for the Restriction Period. Restricted Stock Awards or Restricted Stock Unit Awards may be issued hereunder to Participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. Any Award of Restricted Stock or a Restricted Stock Unit shall also be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock Award, the Participant shall become a stockholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a stockholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares, except as otherwise provided in this Plan. A Participant who holds a Restricted Stock Unit Award shall only have those rights specifically provided for in the Award Agreement; provided, however, in no event shall the Participant have voting rights with respect to such Award, Dividend Equivalents or DEUs. Dividend Equivalents and DEUs can be earned with respect to the Restricted Stock Unit Awards at the discretion of the Committee. Dividends, Dividend Equivalents or DEUs that can be earned on Restricted Stock Awards

or Restricted Stock Unit Awards, as applicable, may be accumulated, but shall only become payable if and to the extent the underlying Restricted Stock or Restricted Stock Unit Award is vested, and shall be subject to the same restrictions and risk of forfeiture as the underlying award.

(b) *Termination of Employment*. Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Restricted Stock Award or Restricted Stock Unit Award in the event of the Participant's termination of employment, shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(c) *Registration*. Any Restricted Stock issued hereunder may be evidenced in such manner, as the Committee, in its sole and absolute discretion, shall deem appropriate, including, without limitation, book entry registration or issuance of a stock certificate or certificates. In the event any stock certificates are issued in respect of Shares of Restricted Stock awarded under the Plan, such certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award.

(d) *Section 409A*. Restricted Stock Unit Awards may be granted hereunder by the Committee either (i) in a manner consistent with Section 409A such that the Restricted Stock Unit Awards will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Restricted Stock Unit Awards to Section 409A. In the event Restricted Stock Unit Awards are granted to be subject to Section 409A, then the Restricted Stock Unit Awards shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified and set forth by the Committee in an Award Agreement at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, upon the date of death of the Key Employee).

SECTION 9. PERFORMANCE AWARDS, PERFORMANCE SHARE AWARDS, AND PORTFOLIO PERFORMANCE SHARES.

(a) *Grant of Performance Awards*. Performance Awards (which can include Performance Share Awards, Portfolio Performance Share Awards and Performance Cash Awards) may be paid in cash, Shares, other property, or any combination thereof, and may be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as set forth, in the sole and absolute discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards will be paid in a lump sum prior to the 15th day of the third month of the year immediately following the year in which the close of the Performance Period occurs in accordance with the applicable short-term deferral exception provisions of Section 409A, or, in accordance with procedures established by the Committee and the applicable provisions of Section 409A, or on a deferred basis pursuant to Section 15 hereof, if applicable. Dividend Equivalents that can be earned with respect to Performance Awards may be accumulated, but shall only become payable if and to the extent the underlying Performance Awards become payable, ~~are achieved,~~ and shall be subject to the same restrictions and risk of forfeiture as the underlying award.

(b) *Termination of Employment*. Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Performance Award in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(c) *Section 409A*. In the event Performance Awards are subject to Section 409A, then the Performance Award shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, in accordance with rules established by the Committee at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, upon the date of death of the Key Employee).

SECTION 10. OTHER STOCK UNIT AWARDS.

(a) *Stock and Administration*. Awards that are valued by reference to, or are otherwise based on Shares, may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan, and such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Other

Stock Unit Awards may be paid in Shares, cash or any other form of property, as the Committee shall determine. Subject to the provisions of the Plan, the Committee shall have sole and absolute discretion to determine the Employees to whom and the time or times at which such Awards shall be made, the number of Shares to be issued or delivered pursuant to such Awards, and all other conditions of the Awards. Any Other Stock Unit Awards shall be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth.

(b) *Termination of Employment*. Except as otherwise set forth in the Plan, the terms relating to the treatment of an outstanding Other Stock Unit Award in the event of the Participant's termination of employment shall be determined by the Committee at the time of grant and shall be set forth in the applicable Award Agreement.

(c) *Other Provisions*. Shares (including securities convertible into Shares) subject to Awards granted under this Section 10 may be issued for no cash consideration or for such minimum consideration as may be required by applicable law.

(d) *Section 409A*. Other Stock Unit Awards may be granted hereunder by the Committee (i) in a manner consistent with Section 409A such that the Other Stock Unit Awards will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Other Stock Unit Award to Section 409A. In the event Other Stock Unit Awards are granted to be subject to Section 409A, then the Other Stock Unit Awards shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified by the Committee at the time of grant or otherwise in a fashion which is compliant with Section 409A, and shall otherwise be granted, administered, settled and paid in compliance with Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the imposition of taxes under Section 409A, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is six (6) months after the date of the Key Employee's Separation from Service (or, if earlier, upon the date of death of the Key Employee).

SECTION 11. CHANGE IN CONTROL PROVISIONS.

(a) Unless the Committee or Board shall determine otherwise at the time of grant with respect to a particular Award, and notwithstanding any other provision of the Plan to the contrary, in the event a Participant's employment or service is involuntarily terminated by the Company without Cause (as determined by the Committee or Board in its sole and absolute discretion) during the 24-month period following a Change in Control, and provided that, with respect to any Awards that are considered deferred compensation under Section 409A, the Participant's involuntary termination of employment or service also constitutes a Separation from Service:

(i) any Options and Stock Appreciation Rights outstanding and which are not then exercisable or vested shall upon such involuntary termination fully vest and become exercisable for their full term. TSRUs will continue to vest according to the original vesting schedule at grant and settle in accordance with the terms of grant. Options, TSRUs and Stock Appreciation Rights shall remain in effect for the respective terms of such Award as set forth in the applicable Award Agreement notwithstanding such involuntary termination;

(ii) any vested Options, TSRUs and Stock Appreciation Rights outstanding shall upon such involuntary termination remain in effect and be exercisable for the respective terms of such Awards or be settled as applicable, as set forth in the applicable Award Agreement notwithstanding such involuntary termination;

(iii) any Restricted Stock Unit shall upon such involuntary termination continue to vest according to the original vesting schedule at grant and shall be paid in accordance with the original schedule;

(iv) all Performance Awards, Performance Share Awards, Performance Cash Awards and Portfolio Performance Share Awards shall upon such involuntary termination continue to vest according to the original vesting and distribution schedule at grant and will be paid at the end of the performance period based on the applicable performance criteria;

(v) the restrictions applicable to any Restricted Stock shall upon such involuntary termination lapse, and such Restricted Stock shall immediately become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant;

(vi) any Other Stock Unit Awards or any other Awards shall upon such involuntary termination continue to vest and be paid according to the original vesting and distribution schedules ~~at grant~~; and

(vii) notwithstanding any other provision of this Section 11(a), the proceeds, from exercise, settlement or otherwise, of any Options, Stock Appreciation Rights, TSRUs, and associated PTUs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Awards, Portfolio Performance Share Awards or Other Stock Unit

Awards that are considered deferred compensation under Section 409A shall be subject to the terms of Section 19 of the Plan.

(b) Change in Control Cash Out. Notwithstanding any other provision of the Plan, in the event of a Change in Control, or, with respect to Options, TSRUs (and any associated PTUs), Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards, Performance Share Awards, Performance Cash Awards, Portfolio Performance Awards or Other Stock Unit Awards that are considered deferred compensation under Section 409A, in the event of a Change in Control that is also a "Change in Control Event" described in Section 409A(a)(2)(A)(v) or otherwise under Section 409A, (i) the Committee or Board may, in its sole and absolute discretion, provide in the terms of the Award that is intended to be exempt from Section 409A, that such Awards shall, upon the occurrence of a Change in Control, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control (and the Participant shall have no discretion to choose the date of payment): (A) in an amount equal to the amount by which the Fair Market Value per Share on the date of the payment exceeds the option price per Share under the Option, if any, multiplied by the number of Shares to be issued and delivered under the Option; (B) in an amount equal to the value of the TSRUs (change in stock price plus projected dividend equivalents, multiplied by the number of the TSRUs granted); (C) in an amount equal to the value of the Stock Appreciation Rights (change in stock price multiplied by the number of the Stock Appreciation Rights granted); or (D) in an amount equal to the Fair Market Value per Share on the date of the payment for the Restricted Stock, Restricted Stock Units, Performance Awards, Performance Share Awards, Portfolio Performance Awards or Other Stock Unit Awards, or (ii) the Committee or Board may, in its sole and absolute discretion, provide in the terms of an Award that is deferred compensation under Section 409A, that such Awards shall, upon the occurrence of a Change in Control Event, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control Event (and the Participant shall have no discretion to choose the date of payment): (A) in an amount equal to the amount by which the Change in Control Price per Share exceeds the option price per Share under the Option if any, multiplied by the number of Shares to be issued and delivered under the Option; (B) in an amount equal to the value of the TSRUs (change in stock price plus projected dividend equivalents, multiplied by the number of the TSRUs granted); (C) in an amount equal to the value of the Stock Appreciation Rights (change in stock price multiplied by the number of the Stock Appreciation Rights granted); or (D) in an amount equal to the Change in Control Price per Share for the Restricted Stock, Restricted Stock Units, Performance Awards, Performance Share Awards, Portfolio Performance Awards or Other Stock Unit Awards. However, if the option price per Share under any outstanding Option is equal to or greater than the Change in Control Price per Share, or the value (change in stock price plus projected dividend equivalents) of any outstanding TSRU or the value (change in stock price) of any outstanding Stock Appreciation Right is negative, the Board may cancel such Award without the payment of any consideration. For the avoidance of doubt, the Committee or Board may, in its sole and absolute discretion, determine the appropriate treatment of Awards upon a Change in Control.

(c) Notwithstanding the above, if the Change in Control is the result of a transaction pursuant to Section 2(f)(iii) and the surviving entity does not assume, substitute or replace the outstanding Awards, such Awards shall become fully vested and, (except with respect to TSRUs unless exercisable by their terms unless otherwise provided by the Committee at the time of grant), immediately exercisable or transferable to the full extent of the original grant upon the Change in Control, and shall be distributed, settled or paid in full within 60 days of the Change in Control as provided in Section 11(b) above with respect to each Award that is intended to be exempt from Section 409A, and each Award that is considered deferred compensation under Section 409A, respectively.

SECTION 12. PERFORMANCE GOALS.

(a) If an Award is designated by the Committee as subject to this Section 12, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, may be subject to the achievement of one or more objective performance goals established by the Committee, which, in the discretion of the Committee may be based on the attainment of specified levels of one or any combination of the following: (i) shareholder return; (ii) total shareholder return; (iii) cost targets or reductions, savings, productivity or efficiencies; (iv) operating income, income before or after taxes, net income, or adjusted net income; (v) earnings per share, adjusted earnings per share, earnings before or after taxes, earnings before or after interest, depreciation and/or amortization ("*EBITDA*"), adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (vi) operating profit or margins or operating expenses, (vii) working capital measures; (viii) return on assets (gross or net), return on equity or return on invested capital; (ix) cash flow measures; (x) market share; (xi) revenues; (xii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xiii) personal professional objectives, including any of the foregoing performance goals, the

implementation of policies and plans, the negotiation of transactions, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions and any combination of, or a specified increase in, any of the foregoing; (xiv) economic value added to the Company or the Affiliate or division of the Company for or within which the Participant is primarily employed; or (xv) such other criteria established by the Committee. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of any or a specific percentage increase or decrease in the particular criteria. Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable Affiliate or division of the Company) under one or more of the measures described above relative to the performance of other corporations. The Committee shall have the authority to make equitable adjustments to the Performance Goals as may be determined by the Committee, in its sole and absolute discretion.

SECTION 13. AMENDMENTS AND TERMINATION.

(a) The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (a) stockholder approval if such approval is necessary to qualify for or comply with any tax or regulatory requirement or in order to satisfy any rules of the stock exchange on which the Shares are traded or other applicable law for which the Board deems it necessary or desirable to qualify, satisfy or comply, or (b) the consent of the affected Participant, if such action would materially impair the rights of such Participant under any outstanding Award. Notwithstanding anything in the Plan to the contrary, the Board may not (except pursuant to Section 4(c) or in connection with a Change in Control), without the approval of the Company's stockholders, cancel an Option, TSRU or Stock Appreciation Right in exchange for cash and may not add the shares underlying a canceled Option, TSRU or Stock Appreciation Right to the Shares available for Awards under the Plan, when the exercise or grant price per share exceeds the Fair Market Value of one Share or take any action with respect to an Option, TSRU or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Shares are traded, including a reduction of the exercise price of an Option or the grant price of a TSRU or Stock Appreciation Right or the exchange of an Option, TSRU or Stock Appreciation Right for another Award. In addition, notwithstanding the above, any termination of the Plan shall comply with Section 409A to the extent necessary in order to avoid adverse tax consequences to Participants under Section 409A.

(b) The Committee may delegate to another committee, as it may appoint, the authority to take any action consistent with the terms of the Plan, either before or after an Award has been granted, which such other committee deems necessary or advisable to comply with any government laws or regulatory requirements of a foreign country or for local tax reasons or reasons of local custom, including but not limited to, modifying or amending the terms and conditions governing any Awards, or establishing any local country plans as sub-plans to this Plan. In addition, under all circumstances, the Committee may make non-substantive administrative changes to the Plan as to conform with or take advantage of governmental requirements, statutes or regulations.

(c) The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall (a) unless otherwise required or advisable under applicable law (as determined by the Board), materially impair the rights of any Participant without his or her consent, or (b) cause any Award intended to be exempt from Section 409A to become subject to Section 409A. Notwithstanding the foregoing, the Committee may amend the terms of any Award ~~award~~ heretofore granted, prospectively or retroactively, in order to cure any potential defects under Section 409A, in a manner deemed appropriate by the Committee in its sole and absolute discretion, without the consent of the Participant. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 4(c) shall not be subject to these restrictions.

SECTION 14. DIVIDENDS.

Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, cash or stock dividends, or Dividend Equivalents with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole and absolute discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested; provided, however, that dividends and or Dividend Equivalents that can be earned with respect to an Award, shall only become payable if and to the extent the underlying Award vests, regardless of whether or not vesting is contingent upon the achievement of performance goals or time and provided further, however, that if the receipt of any such Dividend Equivalents granted with respect to Options, TSRUs and associated PTUs, Restricted Stock, Other Stock Unit Awards and Stock Appreciation Rights is contingent upon the exercise of the Options or TSRUs or Stock Appreciation Right, or the vesting of the Restricted Stock, Performance Shares, or Other Stock Unit Awards, then the Options, Restricted

Stock, Performance Shares, Other Stock Unit Awards, or Stock Appreciation Rights shall be granted and administered in accordance with all applicable provisions of Section 409A.

SECTION 15. DEFERRAL OF AWARDS UNDER THE COMPANY'S DEFERRED COMPENSATION PLAN.

Except as otherwise provided in this Plan, the Committee may provide upon the granting of an Award hereunder, (other than with respect to an Award that is intended to be a stock right which does not constitute a deferral of compensation within the meaning of Treasury Regulations Section 1.409A-1(a)(5) so that it is subject to the requirement that it not include any feature for the deferral of compensation until an event enumerated in such provision), that it is eligible to be deferred under, and pursuant to the terms and conditions of, the Pfizer Inc. Deferred Compensation Plan, as may be amended or restated from time to time (or under any other Company deferred compensation plan ~~or deferral election form~~). Any such deferral shall be in accordance with the terms of such plan and in compliance with the applicable provisions of Section 409A.

SECTION 16. GENERAL PROVISIONS.

(a) An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant; provided that the Committee, in its sole and absolute discretion, may permit additional transferability, on a general or specific basis, other than to a third party for consideration, and may impose conditions and limitations on any permitted transferability.

(b) No Employee or Non-Employee Director shall have the right to be selected to receive an Award under this Plan or, having been so selected, to be selected to receive a future Award grant. Neither the Award nor any benefits arising out of this Plan shall constitute part of a Participant's employment or service contract with the Company or any Affiliate and, accordingly, this Plan and the benefits hereunder may be terminated at any time in the sole and absolute discretion of the Company without giving rise to liability on the part of the Company or any Affiliate for severance payments. The Awards under this Plan are not intended to be treated as compensation for any purpose ~~including~~ under any other Company plan.

(c) No Employee or Non-Employee Director shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Non-Employee Directors or Participants under the Plan.

(d) The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award until and unless such recipient shall have accepted any Award Agreement or other instrument evidencing the Award.

(e) Nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment or service contract or confer or be deemed to confer on any Employee or Participant any right to continue in the employ or service of, or to continue any other relationship with, the Company or any Affiliate or limit in any way the right of the Company or any Affiliate to terminate an Employee's employment or Participant's service at any time, with or without Cause.

(f) All Shares delivered under the Plan pursuant to any Award shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal, state or local securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) In appropriate circumstances, the Committee in its sole and absolute discretion may determine that an Award shall be cancelled, or the Shares or cash paid or gain realized from an Award shall be returned to the Company. Additionally, Awards are subject to the Company's policies on recoupment of gains realized from any Awards as may be in effect from time to time. All Awards granted under the Plan will be subject to recoupment in accordance with the Pfizer Inc. Recoupment Policy and any other clawback policy including any such policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

(h) No Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole and absolute discretion has determined that any such offer, if made, would comply with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

(i) Except as otherwise required in any applicable Award Agreement or by the terms of the Plan, recipients of Awards under the Plan shall not be required to make any payment or provide consideration other than the rendering of services.

(j) The Company and its Affiliates shall be authorized to withhold from any Award granted or payment due under the Plan, and/or to withhold from wages or other cash compensation paid to the Participant, the amount of withholding taxes due in respect of an Award or payment hereunder and to take such other action as may be necessary in the opinion of the Company or Affiliate to satisfy all obligations for the payment of such taxes. Such other actions may include, without limitation, the requirement that the Participant execute a market sale of Shares or other consideration received pursuant to the Award. The Committee shall be authorized to establish procedures for elections by Participants to satisfy such obligation for the payment of such taxes by delivery of or transfer of Shares to the Company (in a manner limited so as to avoid adverse accounting treatment for the Company), or by directing the Company to retain Shares with a value not to exceed the maximum statutory rate of the Participant's applicable jurisdiction(s) or otherwise deliverable in connection with the Award with a value at the Participant's minimum statutory required tax withholding rate (up to the maximum statutory tax rate) of the Participant's applicable jurisdiction(s) (in a manner limited so as to avoid adverse accounting treatment for the Company and permitted under applicable withholding rules promulgated by the Internal Revenue Service or other applicable governmental entity).

(k) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; ~~and~~ such arrangements may be either generally applicable or applicable only in specific cases.

(l) Any Award shall contain a provision that it may not be exercised at a time when the exercise thereof or the issuance of Shares thereunder would constitute a violation of any federal or state law or listing requirements of the New York Stock Exchange for such Shares or a violation of any foreign jurisdiction where Awards are or will be granted under the Plan. Without limiting the foregoing, the Company shall have no obligation to issue or deliver Shares subject to Awards granted hereunder prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and (ii) completion of any registration or other qualification with respect to the Shares under any applicable law in the United States or any jurisdiction outside of the United States or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Committee may determine to amend or cancel awards pertaining to such Shares, with or without consideration to the affected Participants.

(m) The provisions of the Plan shall be construed, regulated and administered according to the laws of the State of New York without giving effect to principles of conflicts of law, except to the extent superseded by any controlling Federal statute.

(n) The Committee may amend the terms of any Award heretofore granted, prospectively or retroactively, in order to cure any potential defects under Section 409A, in a manner deemed appropriate by the Committee in its sole and absolute discretion, without the consent of the Participant. Nothing in this Section 16(n) shall be construed as an admission that any of the compensation and/or benefits payable under this Plan constitutes "deferred compensation" subject to Section 409A.

(o) If any provision of the Plan is, ~~or~~ becomes, or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

(p) Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

(q) If approved by the Committee in its sole and absolute discretion, an Employee's absence or leave because of military or governmental service, Total and Permanent Disability or other reason shall not be considered an interruption of employment for any purpose under the Plan; provided, however, that to the extent an Award under this Plan is subject to

Section 409A, such absence or leave shall be considered a Separation from Service to the extent provided by Section 409A.

SECTION 17. TERM OF PLAN.

The Plan shall terminate on the tenth anniversary of the Effective Date, unless sooner terminated by the Board pursuant to Section 13; provided, however, in no event may an Incentive Stock Option be granted more than ten (10) years after the earlier of (i) the date of the adoption of the Plan as hereby amended ~~and restated~~ by the Board or (ii) the Effective Date.

SECTION 18. COMPLIANCE WITH SECTION 16.

With respect to Participants subject to Section 16 of the Exchange Act (“Members”), transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent that compliance with any Plan provision applicable solely to such Members that is included solely for purposes of complying with Rule 16b-3 is not required in order to bring a transaction by such Member in compliance with Rule 16b-3, it shall be deemed null and void as to such transaction, to the extent permitted by law and deemed advisable by the Committee. To the extent any provision in the Plan or action by the Committee involving such Members is deemed not to comply with an applicable condition of Rule 16b-3, it shall be deemed null and void as to such Members, to the extent permitted by law and deemed advisable by the Committee.

SECTION 19. COMPLIANCE WITH SECTION 409A.

The intent of the parties is that payments and benefits under the Plan comply with Section 409A to the extent subject thereto or an exemption therefrom, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, no payment or distribution under this Plan that constitutes an item of deferred compensation under Section 409A and becomes payable by reason of a Participant’s termination of employment or service with the Company will be made to such Participant until such Participant’s termination of employment or service constitutes a Separation from Service. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided during the six (6) month period immediately following the Participant’s termination of employment shall instead be paid on the first business day after the date that is six (6) months following the Participant’s separation from service (or upon the date of the Participant’s death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitutes deferred compensation subject to Section 409A, shall be construed as a separate identified payment for purposes of Section 409A. For any payment under the Plan that constitutes deferred compensation under Section 409A, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, a Change in Control shall be deemed to have occurred under the Plan with respect to such payment only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

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Pfizer Inc.
66 Hudson Boulevard East
New York, NY 10001-2192
(212) 733-2323

www.pfizer.com

Pfizer

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.investorvote.com/PFE**
or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the US, US territories and Canada. Outside the US, US territories & Canada, call +1-781-575-2300. Standard rates apply.

AT THE VIRTUAL MEETING
To access the virtual Annual Meeting, please visit https://meetnow.global/PFE2026

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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Voting Matters

The Board of Directors recommends votes "FOR" the Director nominees listed below.

1. Election of Directors:

Nominee	For	Against	Abstain	Nominee	For	Against	Abstain	Nominee	For	Against	Abstain
01 - Ronald E. Blaylock	☐	☐	☐	05 - Joseph J. Echevarria	☐	☐	☐	09 - Suzanne Nora Johnson	☐	☐	☐
02 - Albert Bourla	☐	☐	☐	06 - Scott Gottlieb	☐	☐	☐	10 - James Quincey	☐	☐	☐
03 - Mortimer J. Buckley	☐	☐	☐	07 - Dan R. Littman	☐	☐	☐	11 - James C. Smith	☐	☐	☐
04 - Susan Desmond-Hellmann	☐	☐	☐	08 - Shantanu Narayen	☐	☐	☐	12 - Cyrus Taraporevala	☐	☐	☐

The Board of Directors recommends a vote "FOR" Proposals 2, 3 and 4.

Proposal	For	Against	Abstain
2. Ratify the selection of KPMG LLP as our independent registered public accounting firm for 2026	☐	☐	☐
3. Approval of the Pfizer Inc. 2019 Stock Plan, as amended April 2026	☐	☐	☐
4. 2026 advisory approval of executive compensation	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposal 5.

Proposal	For	Against	Abstain
5. Adopt an Independent Chair Policy	☐	☐	☐

1 U P X

048XZD

The 2026 Annual Meeting of Pfizer Inc. Shareholders

Thursday, April 23, 2026
9:00 a.m., Eastern Daylight Time
https://meetnow.global/PFE2026

The 2026 Annual Meeting will be held in virtual format only. Please visit https://meetnow.global/PFE2026 to access the virtual Annual Meeting.

You will need to provide your control number which appears in the upper shaded bar located on the reverse side of this form.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders.
The material is available at: www.investorvote.com/PFE

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Pfizer Inc.

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The 2026 Annual Meeting of Shareholders
Proxy Solicited by the Board of Directors of Pfizer Inc.

The undersigned appoints Albert Bourla, Douglas M. Lankler and Margaret M. Madden and each of them as proxies, each with full power of substitution, and authorizes them to represent and to vote, as designated on the reverse side of this form, all the shares of common stock of Pfizer Inc. held of record by the undersigned on February 25, 2026, the "record date," at the Annual Meeting of Shareholders to be held on April 23, 2026 at 9:00 a.m., Eastern Daylight Time, or any adjournment or postponement. The 2026 Annual Meeting will be held in a virtual meeting format only. To access the virtual Annual Meeting, please visit https://meetnow.global/PFE2026.

IF NO OTHER INDICATION IS MADE ON THE REVERSE SIDE OF THIS FORM, THE PROXIES WILL VOTE (AND ANY VOTING INSTRUCTIONS TO RECORD HOLDERS WILL BE GIVEN) "FOR" PROPOSALS 1 - 4 AND "AGAINST" PROPOSAL 5, AND IN THEIR DISCRETION, UPON SUCH OTHER BUSINESS AS PROPERLY COMES BEFORE THE MEETING.

For Participants in the Pfizer Savings Plans Only
If you, the undersigned, are a participant in a Pfizer qualified defined contribution savings plan (the "Plans") who invests in one or more of the Pfizer stock funds in the Plans, this card will also be used to provide voting instructions to the Plans' Trustees for any shares of common stock of Pfizer Inc. held in the Plans, or any other qualified employee benefit plan or trust on the record date, as set forth in the Notice of 2026 Annual Meeting and Proxy Statement. Under the Plans, participants are entitled to direct the voting of shares held in their accounts. The Trustee will vote the shares in accordance with your instructions, subject to the terms of the applicable plan(s) and/or trust(s). In some cases, the Trustee may vote the shares held for you even if you do not direct the Trustee how to vote. In these cases, the Trustee will vote any shares for which the Trustee does not receive instructions in the same proportion as the Trustee votes the shares for which the Trustee does receive instructions, unless otherwise required by the Employee Retirement Income Security Act or the applicable plan(s) and/or trust(s). The voting deadline for plan participants is 10:00 a.m., Eastern Daylight Time, on April 20, 2026.

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C Non-Voting Items

Change of Address — Please print new address below.	**Comments** — Please print your comments below.

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